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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scottish and Southern Energy plc

*CURRENT ADDRESS Inveralmond House
200 Dunkeld Road
Perth PH1 3AQ

PROCESSED OCT 27 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3099 FISCAL YEAR

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
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OICF/BY: [illegible]

DAT : 10/26/05

Scottish and Southern Energy plc
Annual Report and Accounts 2003

SAFE FOCUSED RESPONSIBLE



Contents

Front cover:
Wind energy generation
near Campbeltown

SAFE
SSE has the best three-year safety record in the UK electricity industry.

FOCUSED
SSE has the highest customer satisfaction among UK energy suppliers.

RESPONSIBLE
SSE's management of its environmental impacts is 'Premier League'.

HIGHLIGHTS
Pre-tax profit before goodwill **up 5.5% to £629.8m**
Underlying earnings per share **up 2.5% to 53.1p***
Full year dividend **up 8%**
Dividend cover of **1.6 times**
Interest cover of **8.1 times**
Controllable costs **reduced by 7%**

*Before exceptional item, amortisation of goodwill, impact of FRS 19 and net finance income from pension assets

Group turnover £m

99	2,809.2
00	3,047.9
01	3,585.6
02	4,005.6
03	**4,065.3**

Pre tax profit before goodwill £m

99	[illegible]
00	[illegible]
01	[illegible]
02	[illegible]
03	629.8

Earnings per share* pence

99	41.1
00	47.5
01	48.5
02	51.[illegible]
03	**53.1**

*Before exceptional item, amortisation of goodwill, impact of FRS 19 and net finance income from pension assets

Group operating profit £m

99	[illegible]
00	[illegible]
01	[illegible]
02	[illegible]
03	685.3

Chairman's Statement

Dr Bruce Farmer CBE
Chairman



This Annual Report sets out a number of outstanding achievements and the credit for these must go to our employees, whose dedication and hard work keeps Scottish and Southern Energy at the forefront of its peer group.

Scottish and Southern Energy produced another sound financial and operational performance in 2003. The results were achieved in a challenging environment through a strong focus on the management of our core businesses.

Profit before tax and goodwill rose by 5.5% to £629.8m. Underlying earnings per share increased by 2.5% to 53.1p. The Board is recommending a full-year dividend of 35p per share, an increase of 8% on the previous year. The full-year dividend is covered 1.6 times by earnings. This year's increase is ahead of our dividend policy, which commits to delivering at least 4% annual real dividend growth to 2004. In view of the continued strength of our business and the Board's confidence in our growth plans, this target has been extended to 2005.

Scottish and Southern Energy continues to have one of the strongest balance sheets in the global electricity sector and this gives us considerable opportunity to create value for our shareholders. In September 2002, we acquired the gas storage business at Hornsea in Yorkshire for £132.7m and, in early April, a telecoms business, Neoscorp Ltd, for £13.4m. Both are very complementary to our existing businesses. Hornsea made a good contribution to earnings in its first six months of ownership.

Our balance sheet strength also allowed us to buy back and cancel just under three million of the company's ordinary shares at an aggregate consideration of £18.1m and an average price of 601p per share. By improving control of our working capital and debtors, together with reduced finance charges, due to new, lower cost, long-term funding, our free net cash flow was £135m.

We continue to improve our service to customers. On the Ofgem performance measures our continuity of supply was one of the best in the country and our safety record was also among the best. We were commended by the DTI as a 'benchmark company' for our performance in preparing for and responding to the severe storm of October 2002.

Our post merger annualised cost savings have now reached £164m, compared to the original estimate of £90m. We will continue to create value for our shareholders by running the business in a way which is safe, responsible, customer-focused and commercially aware. Key to everything we do is our focus on delivering operational excellence across all of our activities. This Annual Report sets out a number of outstanding achievements. The credit for these must go to our employees, whose dedication and hard work keeps Scottish and Southern Energy at the forefront of its peer group. The Board and I would like to thank them most sincerely for their efforts.

In September 2002, Jim Forbes retired as Chief Executive, after many years of devoted and highly successful service. He was awarded the CBE in the New Year's Honours List. Ian Marchant, previously Finance Director, became Chief Executive in October. Colin Hood, formerly Power Systems Director, took on the expanded role of Chief Operating Officer and Gregor Alexander, formerly the Group Treasurer and Tax Manager, joined the Board in October 2002 as Finance Director. Their appointments were widely welcomed.

In June 2003 Nick Timpson is retiring as a non-Executive Director of the company, having given many years of invaluable service. We will miss his wise counsel. Joining the Board are three new non-Executive Directors: Sir Robert Smith, Chairman of the Weir Group; Susan Rice, Chief Executive of Lloyds TSB Scotland; and René Médori, Finance Director of the BOC Group. They bring broad and diverse experience and a complementary range of skills to the Board which will be of immense value in the future.

The development of Scottish and Southern Energy will continue to be based on delivering solid sustainable performance from our core activities. There are also significant investment opportunities which we can pursue due to our carefully maintained financial strength. We will continue to meet increasing challenges going forward, from regulation, environmental needs, new technology and competition.

I believe that our management capability, our overall strategy and the way we run our business will ensure that we continue to be a very successful company in the future.

Ian Marchant
Chief Executive



Dividend and earnings growth is best achieved through effective management of established businesses, supplemented, where appropriate, by well-founded investment.

Dividend per share pence



99 25.7
00 27.5
01 30.0
02 32.4
03 35.0

As a utility company, Scottish and Southern Energy understands its responsibility to deliver consistent, year-on-year increases in the dividend payable to shareholders, supported by growth in earnings per share. Sustained dividend and earnings growth is best achieved through effective management of established businesses, supplemented, where appropriate, by well-founded investment.

In line with this, we have consistently set out four areas in which the core strengths of our business can be further enhanced in the future:

- maintaining and investing in our resilient electricity transmission and distribution networks;
- adding to our leading-edge generation portfolio through major investment in renewable energy;
- growing our energy supply business, which is already one of the largest, most efficient and customer-focused in the UK; and
- developing our growing presence in contracting and new connections, telecommunications and, now, gas storage.

The delivery of strong performance in each of these areas will underpin future growth in the dividend and earnings per share.

Power Systems

SSE's first responsibility remains the provision of a safe and reliable electricity network. We have achieved what is generally regarded as world class efficiency in the management of our electricity transmission and distribution networks. We continue to secure cost reductions through a clear focus on streamlined processes, while achieving optimal working practices. This was reflected in our performance in response to the October 2002 storm, which led to SSE being commended as a 'benchmark company' by the government.

We are now in a time of what the regulator, Ofgem, has described as 'unparalleled change' for electricity networks. The major challenge is to 'rewire' Britain to accommodate the renewable energy developments planned in response to the government's energy and environmental policies. This was confirmed in the Energy White Paper. It is clear that the most suitable sites for these developments are mainly in the north and west of the country, where SSE owns and operates the networks.

Ofgem has committed to developing a framework, including adapting existing price control arrangements, which will provide appropriate investment incentives and rewards to enable electricity network companies to meet the demands that will be placed on them. Major upgrades of the electricity network could lead to a significant increase in our Regulated Asset Base (RAB).

Against this background, we are undertaking an environmental impact study as the first stage of the likely investment of £200m to rebuild the main transmission line between the Highlands and the central belt of Scotland. It is welcome that Ofgem has confirmed that it will take account of companies' expenditure on work being carried out to prepare the transmission network for the expansion of renewable energy.

Such potential investment opportunities, combined with Ofgem's commitment to ensuring that there are incentives for the economic and efficient management of costs in the operation of networks, mean SSE is well-placed for the forthcoming transmission and distribution price control reviews.

Generation

SSE has an ownership interest in over 7,000MW of generation capacity, comprising gas-fired, hydro, pumped storage and wind power stations, plus some island generation.

Scottish and Southern Energy has the joint highest customer satisfaction among all UK energy suppliers and top quality customer service will remain a key feature of our energy supply offering going forward.

Supply customer numbers million



99 3.28
00 3.62
01 4.73
02 4.63
03 4.85

Our gas-fired power stations are among the most reliable, flexible and thermally-efficient in the world. Nevertheless, they have been subject to the impact of low wholesale electricity prices, given that a proportion of their output is sold into wholesale, industrial and commercial markets. They are, however, well-placed to benefit from higher wholesale prices in the future.

This challenging market environment caused the downfall of one of our major energy trading partners, TXU Europe, near the end of 2002. As a result, we have lost the benefit of a profitable contract which will put pressure on future earnings. We are actively seeking recovery of value from the administration process, but this could take some time.

Our gas-fired stations continue to be well-placed to benefit from the premium elements of the wholesale markets and their flexibility also enables them to access premium earnings for peaking capacity and for providing other services in the electricity balancing market.

Our hydro power stations, now complemented by our first wind farm, make SSE the largest generator of renewable energy in the UK, owning and operating nearly half of the total capacity.

In the first part of 2002, we started a new £450m programme of investment in renewable generation, including refurbishing hydro stations and developing new renewable energy such as wind farms.

This was in response to the government's Renewables Obligation, requiring energy supply companies to acquire a growing share of their energy from renewable sources. As the government once again emphasised in its Energy White Paper in February 2003, the Renewables Obligation is designed to incentivise generators to supply progressively higher levels of renewable energy over time by creating a significant premium for this energy.

Investment in renewable energy is expected to be a major driver of value in the next few years, and the re-statement of government policy in the White Paper gives us the confidence to maintain the momentum of our investment programme. In line with this, we have submitted planning applications for around 250MW of new wind energy capacity.

In addition to the existing investment programme, a planning application has also been submitted in respect of a new large-scale hydro scheme near Loch Ness, which would be the first of its kind for 40 years.

We have also established a joint venture with the Weir Group which will invest in the development of renewable power generation and control systems, including new technologies for wave and tidal energy.

Supply

SSE's energy supply business has been built on the portfolio of three strong regional brands: Southern Electric, SWALEC and Scottish Hydro-Electric. It is one of the largest and most efficient in the UK, with nearly five million customers, and each brand has retained a higher than average number of domestic customers in its traditional area.

We have focused on building on these strengths to develop the energy supply business further. Since completing the full integration of the supply business at the end of 2001, we have achieved a net gain of nearly 300,000 customers, including many from the industrial and commercial sectors. This means our energy supply business now has more customers than ever before.

A high standard of customer service is a key differentiator in a highly-competitive market such as energy supply. Towards the end of 2002, the leading independent survey, by JD Power, confirmed that SSE has the joint highest customer satisfaction among all UK energy suppliers, and top quality customer service will remain a key feature of our energy supply offering going forward.

It is the effective management of our core businesses which will deliver the real and sustained dividend growth to which we are committed in the years ahead.

This commitment to high standards in dealing with customers is further illustrated by the fact that, according to the industry watchdog, energywatch, the number of customer complaints about SSE is well below the industry average. The number of complaints is, however, still too high and bringing it down is a key priority in 2003/04.

With great support from our staff, we have also re-shaped our customer service function to take advantage of contacts with energy supply customers to promote a more value-added offering. This includes, for example, providing low cost white goods through the retail business, new tariff packages and loyalty rewards such as Air Miles to energy supply customers, now supplemented by the introduction of a low cost domestic telephone call charge offering. As a result of the efforts of our staff during 2002/03 we doubled the proportion of new customers gained through customer service operations, and will build on this success in the future.

Contracting, Connections, Telecommunications and Gas Storage

SSE has made an ongoing commitment to developing its non-utility businesses, principally contracting, new connections and telecommunications. We are in a position to pursue further growth through incremental acquisition of assets which may not be particularly large in themselves but which should cumulatively deliver shareholder value. The purchase of the Hornsea gas storage business in September 2002 shows this.

It enables SSE to benefit from the ownership and management of a major facility, which comprises 9% of the total UK gas storage capacity. There is substantial and ongoing demand for the facility, and its importance should increase further as gas trading arrangements are reformed and as the UK becomes increasingly dependent on imports of gas. Consequently we have decided to proceed with the investment of around £120m to develop a new gas storage facility at nearby Aldbrough.

Our telecommunications business has recently been strengthened by the acquisition of Neoscorp Ltd. The combined business has almost 7,000km of telecoms network throughout Great Britain and has the financial strength and a flexible range of services to meet customers' needs as the market develops and grows.

In contracting, our extensive client base provides a wide range of services, across a variety of market sectors, and so is well-placed to build on its recent success in securing larger and longer contracts, such as the 25-year street lighting contract for Stoke-on-Trent City Council. The new connections business is gaining an enviable reputation for providing high quality services to major commercial and industrial customers and is well-placed for future growth.

Strategy

The future development of SSE will continue to be based on its core strengths and, in particular, on the delivery of solid, sustainable performance in the established operations of generation, supply, power systems and our other related businesses.

There are significant investment opportunities in these established businesses, and our financial strength means we are able to pursue those which are expected to deliver shareholder value.

There also remain opportunities in the UK energy market which can be integrated into existing operations, can create shareholder value and beat the share buy-back benchmark. This was illustrated by the announcement on 22 May of the possible purchase of the Midlands Electricity distribution business. There are other smaller opportunities which we will continue to consider. Nevertheless, discipline is the watchword in this area.

Going forward, it is the effective management of our core businesses which will deliver the real and sustained dividend growth to which we are committed in the years ahead.

Financial Statement

Gregor Alexander
Finance Director



A positive cash flow of £135m was achieved, excluding the acquisition of Hornsea and the ongoing share buy-back programme, and Scottish and Southern Energy continues to hold an AA-/Aa3 long-term credit rating.

Sources of profit 2003



Power Systems 45.5%
Generation and Supply 42.6%
Other 11.9%

Scottish and Southern Energy delivered increases in operating profit, earnings per share and the dividend in 2002/03. A positive cash flow of £135m was achieved, excluding the acquisition of SSE Hornsea and the ongoing share buy-back programme, and the Group continues to hold an AA-/Aa3 long-term credit rating.

Power Systems

Power Systems is SSE's electricity transmission and distribution business. In the year to 31 March 2003, its operating profit increased by 2.4% to £311.4m, contributing 45.5% of the Group's operating profit.

In Scotland, a reduction in controllable costs, together with greater income due to the mix of units distributed, led to an increase of 2.4% in operating profit.

In England, an improvement in both the mix and the number of units distributed made a contribution to operating profit and the metering business also saw an increase in income. As a result, operating profit rose by 2.4%. Controllable costs in England increased slightly, reflecting the costs of handling the severe storm in October 2002.

This performance, combined with the £455m investment made in the electricity network since the start of the current price control period in 2000, means SSE is well-positioned for the forthcoming transmission and distribution price control review.

Generation and Supply

In the year to 31 March 2003, operating profit in Generation and Supply fell by 3.8% to £292.2m, although it still contributed 42.6% of the Group's operating profit. The combination of the loss of the contract with TXU Europe Energy Trading Ltd (TXU Trading) and accounting relating

Cumulative annual cost savings £m



00 53
01 67
02 145
03 164

From March 1999 (Real)

to the TXU administration reduced the contribution to operating profit by £8m to around £35m. The failure of TXU also reduced SSE's share of profits in Barking Power Ltd by £3m to around £5m. While this overall profit of around £40m will not be repeated in future years, it will be partially offset by any recovery from the administration process (see Balance Sheet on page 7).

Results were also affected by a reduction in operating profit from hydro generation of around £10m, due to a significant reduction in output during the year, which was 24% below the 10-year annual average and the lowest for 26 years. This was mainly due to exceptionally low winter rainfall.

SSE's generation assets continued to perform well in the New Electricity Trading Arrangements (NETA). These markets matured in their second year of operation, allowing less scope for securing profit in the balancing market. As a result, £13m of total operating profit can be attributed to SSE's effectiveness in the balancing market, compared with £25m in the previous year.

The impact of low wholesale electricity prices in England and Wales was largely offset by the revision of the terms of the Nuclear Energy Agreement (NEA) agreed in July 2002. It means SSE is now able to purchase electricity from British Energy under arrangements much more closely linked to market prices and terms of baseload energy in England and Wales. This had a beneficial impact of £18m compared to 2001/02, net of a £5.5m rebate paid to customers.

In addition, nearly 200,000MWh of electricity output qualified for Renewable Obligation Certificates (ROCs). These were developed as a direct incentive to encourage investment in renewable energy and this output attracted a premium of over £40/MWh.

Since Scottish and Southern Energy was formed at the end of 1998, total cumulative cost savings of £429m have been achieved. Looking ahead, there remains scope for significant cost savings to be secured.

Other Businesses
Total operating profit from contracting, connections, telecommunications, gas storage and other businesses increased by 16.2% to £81.7m, compared with the previous year. Overall, these businesses represented 11.9% of SSE's overall operating profit.

Contracting and connections delivered operating profit of £44.9m, an increase of 14.5% on the previous year, due to a combination of lower costs and increased turnover. Sales effort has been concentrated on further developing existing customer relationships and growing key business areas such as street lighting. In Connections, the focus has been on providing a high quality of service to developers while expanding the offering to include gas pipelines.

Telecommunications achieved an operating profit of £12m, a decrease of 24% on the previous year, due primarily to the absence of one-off capacity sales in 2002/03. SSE Hornsea achieved operating profit of £5.6m in the six months from its acquisition on 30 September 2002 and, as expected, was earnings enhancing in the first six months of ownership.

Cost Savings
SSE secured an additional £19m of cost savings, representing a further 7% reduction compared to the previous year. This takes the annualised post-merger cost saving to £164m, compared to an original target of £90m. Since SSE was formed at the end of 1998, total cumulative cost savings of £429m have been achieved. Looking ahead, there remains scope for significant cost savings to be secured although the rate is likely to slow compared to previous years.

Group Capital Expenditure
Group investment and capital expenditure, excluding acquisitions, totalled £251.9m during the year to 31 March 2003, compared with £278.1m in the previous year, reflecting partly the completion of investment programmes in thermal generation and in the telecommunications infrastructure. Capital expenditure in Power Systems was £143.7m, compared with £161.2m the previous year.

Nevertheless investment in strengthening the electricity networks will continue in line with plans for the five-year price review period.

The main increase was in Generation, with the refurbishment work being carried out at nine hydro-electric power stations and the construction of the wind farm at Tangy in Argyll.

Interest
The net interest charge was £89.1m. The reduction of £17.6m reflects continuing strong cash flow, lower interest rates and reduced interest charges following the repayment in March 2002 of the 10.25% Southern Electric £150m Bond, which was replaced with lower-cost long-term funding.

The average interest rate for the Group was 5.98%, compared with 6.40% in the previous year. Underlying interest cover for the year was 8.1 times, compared with 6.7 times the previous year.

Tax
SSE's effective underlying current tax rate was 23%, compared with 22% in the previous year. As deferred tax liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of assets and this impacts on both the profit and loss account and the balance sheet.

The headline tax charge is now 27.6%, compared with 26.4% in the previous year, and an additional discounted liability of £28.3m at 31 March 2003 has been recognised on the balance sheet.

Earnings per Share
Earnings per share before goodwill, the impact of FRS 19 and net finance income from pension assets increased by 2.5% to 53.1p. Earnings per share have grown to this level from 41.1p in 1999, when SSE first reported results, an increase of 29%. Headline earnings per share increased by 3.3% to 52p.

Dividend
The Board has recommended a final dividend of 24.5p, making a full-year dividend of 35p, up from 32.4p the year before, an increase of 8%. This is ahead of the target of 4% real growth for

The target dividend increase for 2003/04 is at least 4% above inflation. In view of the continued strength of the business and the Board's confidence in the growth plans, the target of 4% real growth in the dividend has been extended to 2004/05.

2002/03, and represents the third successive year in which the target has been exceeded. The dividend per share has increased from 25.7p in 1999, when SSE first reported results, to 35p in 2003, an increase of 36% and a compound annual growth rate of 8%.

In line with the established policy, the target dividend increase for 2003/04 is at least 4% above inflation. In view of the continued strength of the business and the Board's confidence in the growth plans, the target of 4% real growth in the dividend has been extended to 2004/05.

Cash Flow

During the year to 31 March 2003, SSE achieved a positive cash flow of £135m, before the acquisition of SSE Hornsea for £132.7m and the ongoing programme of share buy-backs. This reflects strong underlying operational cash flow, which benefited during the year from reduced capital expenditure, and the continued improvement in the management of energy debt.

Balance Sheet

SSE continues to maintain one of the strongest balance sheets in the global utility sector, holding an AA-/Aa3 long-term credit rating. This gives the Group significant competitive advantage in terms of cost of funding and supporting new developments.

FRS 17 was adopted in full for 2001/02 for the treatment of pension scheme assets, liabilities and costs. At 31 March 2003, the FT-SE 100 Index closed at 3,613. Consequently, a net pensions scheme liability of £281.5m is recognised in the balance sheet.

Employer cash contributions to the Southern Electric scheme resumed in November 2002 and amounted to £3.7m. The Scottish Hydro-Electric scheme was the subject of its normal triennial actuarial review in March 2003 and employer cash contributions are expected to resume during 2003.

Shareholders' funds stood at £1,482.0m on 31 March 2003, compared with £1,706.1m the previous year, the whole reduction being attributable to the pensions scheme liability. The comparison of net debt with shareholders' funds gives headline gearing for the Group of 82.1%, compared with 70.8% the year before.

The failure of TXU Europe, which went into administration on 19 November 2002, resulted in the termination of a 14-year contract between SSE and TXU Trading, originally entered into in 1997. Under it, TXU Trading was contracted to purchase the equivalent of 3.1TWh of electricity per annum from SSE at a level significantly above current market prices. The contract also hedged part of an onerous gas contract.

Under the terms of the contract with TXU Trading, a claim for over £300m has been lodged with the administrators. SSE is confident that it is well-placed relative to other creditors and believes that more than 50% of this claim will be settled.

After reflecting the accounting for the onerous gas provision and the estimated recovery of outstanding debts due by TXU Trading, the Group has a debtor of £48m. Any recovery from the administration will be firstly offset against this debtor, and any balance presented as a credit to the profit and loss account.

Purchase of Own Shares

Each year, the Directors seek authority from shareholders to purchase, in the market, the company's own shares, as is permitted under the company's Articles of Association. Purchases are only made if Directors expect them to result in an increase in the earnings per share and to be in the best interests of shareholders generally. All shares purchased in this way are cancelled and the number of issued shares is reduced accordingly.

During the year, 2,990,945 ordinary shares of 50p each were purchased, representing 0.3% of the called-up share capital of the company. The aggregate consideration was £18.1m and the average price was 601p per share. The number of shares in issue at 31 March 2003 was 858,093,193. This is the fourth successive year in which shares have been purchased in this way. Overall, 2.9% of the company's original called-up share capital has been purchased and cancelled.

Scottish and Southern Energy has the means and the capability to deliver further growth in the dividend in the future.

Financial Risk Management
The Board reviews and agrees policies for the main areas of financial risk the Group faces from its treasury activities, including interest rates, liquidity and foreign exchange. They were most recently reviewed by the Audit Committee in November 2002.

The Group's operations are financed by a combination of retained profits, bank borrowings, long-term debt issuance and commercial paper. As a matter of policy, a minimum of 50% of the Group's interest rate exposure is kept at fixed rates of interest.

Within this policy framework, the Group borrows as required, at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into sterling.

At 31 March 2003, 89.5% of the Group's borrowings were at fixed rates, after taking account of interest rate swaps.

Borrowings and Facilities
The objective for the Group is to maintain a balance between continuity of funding and flexibility, with a range of maturity dates. The Group's average debt maturity profile as at 31 March 2003 was 14.1 years, the same as in the previous year.

This maturity profile reflects the medium to long-term nature of the underlying assets of the Group and means the Group's debt structure is in a strong position going forward, with around £1.1bn of borrowings in medium to long-term funding in the form of Sterling Eurobonds, European Investment Bank borrowings and the US Dollar Bond. A total of 9% of the Group's total borrowings will mature in the 12 months to March 2004.

The Group's policy is to ensure it has committed borrowing facilities of at least 110% of forecast borrowings over a 12 month period. This provides flexibility in the management of the Group's liquidity and a backstop for the commercial paper programme. As at 31 March 2003, the Group had undrawn committed bank facilities of £590m, with a weighted average period, until maturity, of 2.3 years.

There is relatively little exposure to foreign currency risk as the United Kingdom is the Group's main area of operation. If either fuel or plant are contracted in foreign currency, it is the Group's policy to hedge all material purchases through the use of foreign currency swaps and forward rate contracts.

Financial Summary
To monitor financial performance, Scottish and Southern Energy focuses on earnings per share before goodwill, the impact of FRS 19 and net finance income from pension assets. In the year to 31 March 2003, it increased by 2.5% to 53.1p. This growth is combined with the maintenance of one of the strongest balance sheets in the global utility sector. As a result, SSE has the means and the capability to deliver further growth in the dividend in the future.

A DTI-commissioned investigation into the October 2002 storm concluded that Scottish and Southern Energy was a 'benchmark company', highlighting that it 'mobilised early' in response to severe weather warnings and that 'plans were well-executed'.

Units Distributed GWh


99 37,964
00 38,602
01 40,152
02 40,833
03 41,239

Units Supplied GWh


99 36,609
00 34,786
01 42,071
02 38,201
03 35,835

Scottish and Southern Energy's financial performance and, in particular, the growth in earnings per share and the dividend, is based on the effective management of operations. This means there is a strong emphasis on achieving the highest standards across all aspects of SSE's activities, all of which should be carried out in a way which is safe, responsible, customer-focused and commercially aware.

Power Systems

Power Systems is responsible for managing one electricity transmission network and two distribution networks, serving 3.3 million customers. Its Regulated Asset Base (RAB) is just over £2.5bn.

Transmission and distribution of electricity within specified areas is a monopoly activity and the income which each business is able to earn by charging electricity customers for the use of their wires is closely regulated by Ofgem, as is the level of investment which is made in electricity networks. SSE has completed the third year of the price controls set for the period up to 31 March 2005.

Against this background, SSE's objective is to manage the consequences of the growth in demand for electricity, and ensure the network has the minimum number of faults and the maximum robustness in the face of severe weather and other supply interruption risks. The programme of investment is geared to achieving these goals.

In line with this, a total of £143m was invested in the electricity networks in the year, taking the total investment to £455m since the current price control review period started in 2000. Investment of this kind upgrades the electricity network and reinforces the value of the RAB which, in turn, supports the ongoing value of the Power Systems business.

In the Southern Electric Power Distribution area, the programme to upgrade and refurbish the network has continued during the year, with 1,390km of high voltage overhead lines and 700km of low voltage overhead lines refurbished. This included the replacement of some low voltage overhead lines with aerial bundled conductor (ABC), which involves replacing four separate wires with individually insulated lines which are then woven together to form one robust line. Around 30% of the low voltage network now comprises ABC.

Similarly, replacement of high voltage overhead lines which have no protective covering with new cable covered in very strong polyethylene (called BLX) continued. Around 30% of high voltage overhead lines have now been replaced with BLX.

The substantial programme of network automation has continued, with another 66 substations completed, allowing for faster restoration of supply to customers.

Over the past year SSE has also invested heavily in its underground cable network with 50km of older high voltage cable replaced. SSE has also continued to address the marked increase in fault rate on its low voltage consac cable laid throughout Southern Electric's area in the 1970s and 1980s.

In the Scottish Hydro-Electric Power Distribution and Transmission area, another 2,400km of high voltage rural network has been refurbished, along with 300km of the low voltage system. The programme of network automation saw seven urban schemes and 130 rural schemes completed.

In Scotland, the benefits of sustained investment in the network, well-established and effective operating practices and reasonable weather conditions resulted in the best-ever performance: the average number of minutes of lost supply per customer was 87, compared with the target of 195 minutes set by Ofgem under its Information and Incentives Programme (IIP).

In England, however, the network was subjected a major storm on 27 October

Scottish and Southern Energy remains the leading generator from renewable sources in the UK, owning and operating almost half of the country's total capacity.

2002. The ability of electricity distribution companies to cope with the consequences of the storm became a major issue, and prompted the Department of Trade and Industry to commission a post-emergency investigation.

The resulting report, published in December 2002, concluded that SSE was a 'benchmark company', highlighting that SSE 'mobilised early' in response to severe weather warnings, was 'well-prepared to deal with the emergency' and that 'plans were well-executed'. It also said that SSE 'demonstrated strength' in key areas such as telephony and call handling. The review also confirmed the benefits of SSE's investment in ABC and BLX, with very few of the faults that arose following the 27 October storm occurring where these have been installed.

Excluding the effects of the storm, the average number of minutes of lost supply per customer in the Southern Electric area was 82, which compared favourably with the target set by Ofgem under IIP.

SSE intends to continue with and enhance investment in these areas, subject to the correct incentives being in place for such investment to be made.

Generation

Within SSE's integrated energy business, the generation portfolio supports performance as a supply company. Comprising almost entirely gas-fired, hydro-electric and wind power stations, it is the 'greenest', most thermally efficient and flexible amongst major generators in the UK.

The flexibility of the portfolio reflects the fact that the gas-fired power stations which SSE either owns or has an ownership interest in, such as Keadby, Peterhead and Seabank, have all been developed or repowered within the past 10 years. The use of modern technology makes them reliable. Reliability is also underpinned by long-term service agreements with the original equipment manufacturers, which means that the flexible operation of the plant has their endorsement and operational support.

This access to flexible generation plant energy trading conditions within NETA (the New Electricity Trading Arrangements). That, combined with SSE's well-established ability to forecast accurately demand for electricity, and a strong risk management function, means SSE continues to perform well within NETA. It also bodes well for the forthcoming introduction of British Electricity Trading and Transmission Arrangements (BETTA).

The high thermal efficiency of SSE's gas-fired power stations means that they have, relatively, a lower fuel intake for a similar output of electricity. As a result, they are less exposed to high gas prices and produce fewer carbon emissions than other power stations.

Sixty years on from the founding of the North of Scotland Hydro-Electric Board in 1943, SSE, as its successor, remains the leading generator from renewable sources in the UK, owning and operating almost half of the country's total capacity.

SSE's £450m investment programme in renewable energy is now well under way. A total of nine hydro-electric power stations, totalling 130MW in capacity, have been refurbished. Upon refurbishment, the output of these stations became eligible for the government's renewable energy incentive, Renewable Obligation Certificates (ROCs). The output from SSE's refurbished hydro stations qualifying for ROCs was nearly 200GWh in 2002/03.

The refurbishment programme is continuing, with a further 14 hydro-electric power stations, totalling 190MW in capacity, due to be refurbished by the end of 2004. Based on average rainfall, the output from SSE's refurbished hydro-electric stations in 2003/04 is expected to be around 1,000GWh. A planning application has also been submitted in respect of a new 50MW+ hydro scheme near Loch Ness, the output of which would qualify for ROCs.

SSE's first wind farm, a 12MW development at Tangy in Argyll, produced its first electricity in December 2002, and it performed well in its first four months of operation. Planning applications have been submitted to the relevant authorities in respect of around a further 250MW of new

In the year to March 2003, Scottish and Southern Energy achieved a net gain of around 250,000 customers. This was the fastest organic growth in the UK and the energy supply business now has more customers than ever before.

All of the output from SSE's renewable generation portfolio, including large-scale hydro, should benefit from the government's plans to introduce a Renewable Energy Guarantee of Origin scheme, a certification scheme which the government said should be 'easy for generators to take advantage of'.

Supply

The competitive nature of the UK's energy supply market was confirmed when Ofgem removed all remaining supply price controls in April 2002. Given all of the Group's energy supply customers have been managed using a single advanced customer service system since the end of 2001, SSE has been well-placed to compete in the market.

Since then, there has been a net gain of nearly 300,000 customers, including around 250,000 gained in the year to 31 March 2003. SSE has maintained the fastest organic growth of any supply business in the UK. This includes a significant gain in the number of business customers, which now cover nearly 300,000 sites throughout Great Britain, through focusing on multi-site contracts. SSE now has 4.85m energy supply customers, which is more than ever before.

The enduring value inherent in the Southern Electric, SWALEC and Scottish Hydro-Electric brands is illustrated by their success in retaining and attracting a higher than average number of domestic customers in their traditional areas.

The supply business is geared to delivering quality customer service, which is a key differentiator in a highly-competitive market. Towards the end of 2002, the industry-leading survey by JD Power confirmed that SSE has the joint highest customer satisfaction amongst all UK energy suppliers. The survey looked at key areas such as billing, payment, price and value.

High standards have not been sacrificed in the drive to win new customers; indeed, SSE believes they are a prerequisite to sustainable success in energy supply. Against a background of concern about so-called 'doorstep selling' generally, SSE recorded the lowest level of complaints in energywatch's analysis of energy direct selling complaints published in April 2003.

In addition, the Customer Service operation has been re-shaped to take advantage of contacts with customers to promote a more value-added energy supply offering. In particular, the Retail business adds value to the energy supply brands by providing customers with access to electric and gas appliances at very competitive prices. As a result of these initiatives, during 2002/03, the proportion of new customers gained through customer service operations doubled.

In order to continue to offer energy customers attractive value, SSE is now launching a low cost telephone call charge offering. This has already been trialled and is now being made available to all customers. Its key aim is to support the energy supply business, but it should also make a modest contribution to operating profit.

Contracting and Connections

SSE's contracting business comprises mainly Southern Electric Contracting (SEC) and Thermal Transfer. SEC also trades as Hydro Contracting in Scotland and SWALEC Contracting in Wales, thus benefiting from the strengths of the regional brands.

It has three main areas of activity:

- Industrial, commercial and domestic contracting. This involves everything from household wiring to electrical installations for major projects. For example, SEC has just completed one of the most significant contracts in its history – the redevelopment of the North Andover site for Defence Estates. This was the first capital contract to be placed by the Ministry of Defence using the prime contracting method of procurement, and it is likely to be used as a benchmark for an increasing number of contracts in the future.
- Electrical and Instrumentation Engineering. This specialist part of SEC provides highly technical services for clients in a wide variety of industries. For example, around 60 SEC employees are based permanently at Europe's biggest oil refinery, Fawley, in Hampshire, where they won a prestigious safety performance award in March 2003. This contract has just been

Southern Electric Contracting (SEC) is now established as the UK's largest street lighting contractor, responsible for maintaining 850,000 lighting units, which is 12% of the UK's total.

renewed for a period of five years, with a total value of £20m.

- Street and highway lighting. SEC is now established as the UK's largest street lighting contractor, responsible for maintaining 850,000 lighting units, which is 12% of the UK's total.

Thermal Transfer is one of the UK's leading specialist contractors for the turnkey design, build, refurbishment and upgrading of facilities where there is a need for clean, sterile, contained or controlled environments. For example, in early 2003, it completed a £2.3m mechanical and electrical contract for office refurbishment on behalf of BAE Systems, which has now become BAE Systems' flagship office refurbishment.

The new connections business provides a wide range of utility services, installing electricity, gas, water and telecommunications services for leading UK housebuilders, business premises and major industrial installations. It completed 37,000 new electrical connections in 2002/03.

It also trades as SSE Network Solutions, which looks to expand the portfolio of utility networks that SSE owns and operates beyond its existing in-area networks. For example, it constructed and owns the electricity network for the new Bull Ring development in Birmingham.

SSE Pipelines is SSE's licensed gas transporter business, which owns and operates gas mains and services throughout the country. It has more than 15,000 domestic, commercial and industrial premises connected to its gas networks.

Telecommunications

Prior to April 2003, SSE Telecommunications (SSET) managed 2,300km of fibre optic cable and 15,000 sites, mainly installed on SSE's own electricity infrastructure in the Scottish Hydro-Electric and Southern Electric areas, with further links to London, Glasgow and Edinburgh. It provides network and infrastructure capacity and other services to over 100 commercial and public sector organisations.

In April 2003, it acquired Neoscorp Ltd (Neos) for £13.4m. Neos has established a 4,500km telecoms network in the UK, extending from Aberdeen to London and Land's End. It too provides network and infrastructure capacity and other services to more than 300 commercial and public sector customers and is one of the fastest-growing companies in the UK.

The combined business has almost 7,000km of network. It will capture synergy benefits and will have the financial strength and a flexible range of services to meet customers' needs as the market develops and grows. It gives SSE a UK-wide telecoms network and greater operational capability in the telecoms market. It is presently undertaking technical and commercial pilots of powerline carrier technology, which uses electricity networks to deliver broadband communications.

Gas Storage

SSE Hornsea was acquired in September 2002 for £132.7m. Hornsea is a major facility which has a total gas storage capacity of 326 million cubic metres, which is 9% of the total UK gas storage capacity. It can deliver gas rapidly – more than 18 million cubic metres of gas in one day, equivalent to the gas requirements of around four million homes.

There was record demand for the facility in the six months from October 2002. High demand for the facility is likely to continue, and its importance should increase further as gas trading arrangements are reformed and as the UK becomes increasingly dependent on imports of gas. Consequently, SSE has decided to proceed with the investment of around £120m to develop a new gas storage facility at the nearby Aldbrough site. This should give SSE an additional 170 million cubic metres of gas storage. It will also have a very fast injection capability, meaning customers' stocks of gas can be cycled rapidly as and when the need arises.

Retail

The online retail business, which offers over 1,500 domestic appliances at discounts of up to 30% on high street prices, continues to perform well. It secured sales over double that achieved in the previous year. The Scottish Hydro-Electric shops in the north of Scotland also continue to grow their profitability.

The Association of British Insurers' disclosure guidelines on social responsibility continue to be recognised by the Board, which understands that the value of shareholders' investments could be affected by any failure to meet society's reasonable expectations.

Scottish and Southern Energy seeks to run its entire business and maximise profits in a way which is responsible, safe, customer-focused and commercially aware. In keeping with this and with due regard to the continuing developments in the field of corporate governance, it has continued to keep under review its commitment to high standards of governance.

Combined Code

Throughout the year ended 31 March 2003 the Group complied with the provisions of the Combined Code of Corporate Governance set out in the Listing Rules of the Financial Services Authority. The Board acknowledges its responsibility for ensuring that an adequate system of internal control exists which accords with the requirements of the Turnbull Committee guidance.

The Association of British Insurers' disclosure guidelines on social responsibility continue to be recognised by the Board, which understands that the value of shareholders' investments could be affected by any failure to meet society's reasonable expectations. The Board's approach to risk management encompasses any possible exposure to these issues.

Board of Directors

The Board currently consists of a non-Executive Chairman, five non-Executive Directors and five Executive Directors, thus achieving an appropriate balance of independence and experience. The Board considers that all the non-Executive Directors and the Chairman are independent of management and free of any relationship that would materially interfere with the exercise of their independent judgement. The senior independent Director is the Deputy Chairman, Ian Grant. Biographical details of the Directors are shown on page 43.

Due to the complexity and regulated nature of the energy sector, the Group, when appropriate, seeks to retain the services of non-Executive Directors for periods longer than may be the custom in other sectors, due to their experience and knowledge. This accumulated experience and knowledge, in turn, helps the Board to discharge its duties in an effective manner.

The Board has nine scheduled meetings each year and meets more frequently as required. During the year all Directors attended each of the nine scheduled meetings. The Board has specifically reserved to it authority in respect of areas significant to the Group's business.

The Board receives detailed financial and operational information in order for it to monitor effectively the performance of the key areas of the business.

All Directors are required under the Articles of Association to stand for re-election at least every three years. Any Director appointed by the Board during the year has also to be subject to election at the next Annual General Meeting (AGM). The new Finance Director, Gregor Alexander, is being proposed for election at the AGM.

The Board is aware of the current debate on the structure and composition of Boards, which has been given renewed focus by the Higgs Report. In order to prepare for the future and to enhance the performance of the Board, three new non-Executive Directors are being proposed for election at the forthcoming AGM. Sir Robert Smith, Mr René Médori and Mrs Susan Rice are all independent as defined in the Higgs Report. The Board will be reviewing membership of the various Committees of the Board in the light of these appointments. The Board considers that their qualifications and experience will enhance the performance of the Board and bring increased expertise to the Board. All of the non-Executive Directors have been appointed for fixed terms of three years.

There is an agreed procedure for Directors to be able to take independent professional advice in the furtherance of their duties, if necessary, at the Group's expense. Directors receive an appropriate induction course on joining the Board, and are fully briefed in advance of all Board meetings on all matters to be discussed including regular business and financial reports.

An appraisal system has been agreed by the Board for evaluation of the Board, its Committees and the individual Directors. These evaluations will be carried out on an annual basis.

The Directors have overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness.

Board Committees

The Board has established three principal committees, and the terms of reference of each have been reviewed by the Board during the course of the year. The Company Secretary acts as Secretary of each of the Committees.

The Audit Committee comprises the following non-Executive Directors, appointed by the Board:

- Sir Graeme Odgers (Chairman)
- Henry Casley
- Dr Bruce Farmer
- Nick Timpson

It reviews the financial reports of the Group, considers the results of the auditors' examination of Group Accounts and reviews the programme of work of the Group's internal audit function. It meets regularly with management and with the internal and external auditors to review the effectiveness of the Group's systems of internal control and business risk management on behalf of the Board. The Committee receives reports on a large number of different activities within the Group, including areas where there could be significant risk such as energy trading and treasury. Follow-up reports are also provided to the Committee to ensure appropriate actions are completed. The Committee also reviews the terms of appointment of the external auditors, partner rotation and the level of fees for non-audit services provided by the auditors.

The chairman of the Audit Committee reports to the Board following each meeting of the Committee on the main areas and subjects it has reviewed, such as risk management, internal control matters, internal audit reports and any issues arising from its review of Group Accounts. During the year, the Audit Committee met on three occasions, and all members attended each meeting. It also met with the external auditors without management present. The policy on fees paid to Audit Committee members is explained in the Remuneration Report on page 47.

The Remuneration Committee is responsible for formulation of remuneration policy and approving all aspects of Executive Directors' remuneration, including bonuses and the granting of incentives under the company's schemes. The Remuneration Committee comprises the following non-Executive Directors:

- Ian Grant (Chairman)
- Dr Bruce Farmer
- David Payne
- Nick Timpson

The Board's Remuneration Report is set out on pages 46 to 50.

The Nomination Committee comprises the following Directors, appointed by the Board:

- Dr Bruce Farmer (Chairman)
- Sir Graeme Odgers
- Ian Marchant
- Ian Grant

It meets when necessary to consider the composition and balance of the Board and recommends suitable candidates for appointment as Directors and re-appointments to the Board. During the year the Nomination Committee met on four occasions, and all members attended each meeting.

For biographical details of all Directors, see page 43.

Internal Control

The Directors have overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over the income, expenditure, assets and liabilities of the Group.

No system of control can, however, provide absolute assurance against material misstatement or loss. Accordingly, the Directors have regard to what controls, in their judgement, are appropriate to the Group's businesses, to the materiality of the risks inherent in these businesses, and to the relative costs and benefits of

Ethical principles govern the way Scottish and Southern Energy goes about its business. The Board has committed the Group to five key ethical principles.

implementing specific controls. The Board maintains an ongoing process of identifying, evaluating and managing the key commercial, financial and general risks to the Group's business. This process is regularly reviewed by the Board and the Audit Committee, and has been in place for the whole year.

Control is maintained through an organisational structure with clearly defined responsibilities, authority levels and lines of reporting; the appointment of suitably qualified staff in specialised business areas; and continuing investment in high quality information systems. These methods of control are subject to periodic review as to their implementation and continued suitability, and have been in place throughout the year and up to the date of approval of the accounts.

There are established procedures in place for regular budgeting and reporting of financial information. The Group's performance is reviewed by the Executive Directors and the Board. Reports include variance analysis and projected forecasts for the year compared to approved budgets and non-financial performance indicators.

There are Group policies in place covering a wide range of issues such as financial authorisations, IT procedures, health and safety and environmental risks. The business risks associated with the Group's operations are regularly assessed by the Board and the Audit Committee. There is a Risk Committee comprising four Executive Directors, together with senior managers, which meets regularly to review risks and authority levels in key areas of the Group's activities.

The effectiveness of the Group's systems of internal control is monitored by the Group's internal audit department. Its reports, which include where appropriate relevant action plans, are distributed to senior managers, Directors and external auditors, and the findings are reviewed regularly by the Audit Committee.

There remains significant concern about the extent of non-audit work carried out for audit clients by leading accountancy firms. The annual FT-SE 100 Audit Fees survey was featured in Financial Director magazine in January 2003. It showed that SSE had the fourth lowest 'other fees to auditor' of any FT-SE 100 company.

The company has in place a formal policy governing and controlling the provision of non-audit services by the external auditors. This policy specifies areas of work from which the auditors are excluded; financial thresholds above which non-audit work is to be put to competitive tender; and a mechanism for approval in exceptional circumstances.

Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Ethical Principles

Ethical principles govern the way the Group goes about its business. The Board has committed SSE to five key ethical principles:

- seeking to meet the needs of, and contributing to the welfare of, customers by supplying energy to them and the communities it serves in a way which is reliable, safe and represents value for money;
- achieving the highest standards of health and safety performance so that employees and contractors are able to carry out their responsibilities in the safest possible manner, reflecting the fact that safety will never be compromised for business interests or operational pressures;
- being actively responsible towards current and future generations by prioritising and continually improving the environmental performance of its activities;
- enabling employees to derive the maximum possible benefit from their employment with the Group, through participation in its affairs, active encouragement of share ownership and the maintenance of effective policies on issues such as equal opportunities; and

Active responsibility towards current and future generations is important to the success of Scottish and Southern Energy. Health and safety is a core value in the business and an updated Environment Policy has been agreed and issued.

- taking proper account of the interests of the communities in which Scottish and Southern Energy operates and assisting in projects which fall within agreed criteria, including the interests of young people, safety, environment and energy efficiency.

The Group actively encourages best practice on the part of contractors and suppliers through the evaluation of their policies and approaches to health, safety and environment issues. Their practices have to equal the Group's standards or they will not be employed.

Health and Safety

SSE recognises the need to conduct its business in such a way as to ensure, as far as is reasonably practicable, that employees and others who may be affected by its operations are not exposed to risks to their health and safety. Health and safety is a core value in the business and, as a minimum, SSE strives to fulfil both the spirit and the letter of the law – and, in addition, take a proactive approach to achieve a continual improvement in performance.

In line with this, SSE issued a revised Health and Safety Policy in October 2002, part of which commits to the provision of appropriate instruction, training, retraining and supervision in health and safety to maintain and improve the competence levels of all employees. The Safety and Environment Manual has the status of a work instruction, with which all employees must comply. The Director with lead responsibility for Health and Safety at Board level is Colin Hood.

In the year to 31 March 2003, there were a total of 28 lost-time and reportable injuries across the entire SSE Group, the same as in the previous year. SSE believes that all injuries should be preventable, and for this reason is reinforcing and refreshing its approach to safety, with a particular emphasis in 2003/04 on driving safety – both in and out of work.

Environment

Active responsibility towards current and future generations is important to the success of SSE. In line with this, a revised and updated Environment Policy has been agreed and issued, which commits SSE to continually improving the environmental performance of its activities and moving towards a more sustainable and effective life cycle for processes, products and services. The Director with lead responsibility for the Environment at Board level is David Sigsworth.

Over several years SSE has reduced emissions from its thermal power stations and has the most thermally efficient stations in the UK. In addition, SSE owns and operates nearly half of the UK's renewable energy capacity. In 2002/03, carbon dioxide emissions from SSE's own generation portfolio were however 8.3 million tonnes, compared with 7.2 million tonnes in the previous year reflecting the exceptionally low hydro output in 2002/03.

More generally, SSE focuses on use of resources, pollution control, waste management and ecology and amenity. Full details of environmental performance in 2002/03, and targets for 2003/04, are set out in the Environment Annual Report 2003, which can be found at www.scottish-southern.co.uk or by calling the number on the back cover of this Report.

To benchmark its activities, SSE participated in the seventh Business in the Environment Index of Corporate Environmental Engagement, the results of which were announced in March 2003. SSE's overall score improved from 97% in the previous year to 98%, making it the top performing electricity company and the top performing utility company. It meant SSE featured in BiE's 'Premier League' of companies. According to BiE, 'environmental management remains exceptionally strong within SSE, with full marks received in most areas'.

Encouraging energy efficiency is also a key part of SSE's environmental responsibilities, and the Environment Annual Report 2003 includes the Energy Efficiency Annual Report. In 2002 the Government introduced the Energy Efficiency Commitment (EEC) for the period 2002 to 2005. This requires electricity and gas suppliers in Great Britain to achieve targets for

Scottish and Southern Energy believes that its first corporate responsibility is to maintain supplies of electricity to the people and communities it serves.

the promotion of energy efficiency, with an emphasis on helping lower income customers.

SSE's target for reducing energy consumption in the period 2002 to 2005 will not be finalised until 2004, but it is expected to be around 6,000GWh, representing almost one tenth of the total EEC target for all suppliers. The Group has made good progress in achieving the EEC, with savings achieved at the end of March 2003 amounting to over 3,000GWh, or 50% of the Group's expected total target for the period to 2005.

Research and Development

SSE pursues a range of research and development programmes, particularly for increasing energy efficiency and for energy management of the remoter parts of its network. In total, expenditure on research and development was £1m in 2002/03.

SSE is working in partnership with Talisman Energy to examine the feasibility of using the Beatrice oil field infrastructure in the Moray Firth as the hub for a large offshore wind farm. The companies are building demonstration machines to verify the technical viability of the project.

In addition, SSE has formed a joint venture with The Weir Group to invest in the development of renewable power generation and control systems. The purpose of the joint venture is to stimulate new technologies for wave and tidal energy, and other related technologies, through the provision of a dedicated fund.

Employees

Enabling employees to derive the maximum possible benefit from their employment with SSE remains one of the principles which the Board has adopted. In line with this, there is active encouragement of share ownership, opportunities for employees to participate in SSE's affairs and the development of effective policies on employee issues.

There is a well-established Joint Negotiating and Co-ordinating Council, which has a consultative and negotiating role, and which includes lay and full-time representatives from five trade unions.

Ownership of shares in the Group has been encouraged by means of a share incentive plan, which enables staff to buy 'partnership' shares in the Group (up to a limit of £125 a month) using pre-tax and national insurance salary. SSE currently matches the 'partnership' shares purchased, on a one-for-one basis, up to £30 per month. In 2002/03, 2,460 staff participated in the plan. A total of 3,540 staff participate in a separate Save-As-You-Earn scheme.

Participation in SSE's affairs is encouraged through team meetings, briefings and an internal magazine. During the year, employees were invited to attend and participate in 'roadshow' sessions with directors and senior managers. Policies on matters such as Equal Opportunities, including opportunities for disabled people, and Health and Safety are readily available to staff via an Intranet and are geared to supporting staff's needs during their employment with SSE. The Employment Act 2002 is the latest legislation dealing with the employer/employee relationship, and SSE has taken great care to ensure that its policies take full account of its requirements.

The Group as a whole directly employed 9,474 staff at the end of March 2003, compared with 9,354 the year before.

Communication with Shareholders

The Directors acknowledge the importance of communication with shareholders. There is a continual programme of meetings between Executive Directors and major shareholders on a wide range of issues. The non-Executive Directors receive feedback on these meetings on a regular basis to allow them to form a view of the priorities and concerns of institutional investors. All Directors were present at the Annual General Meeting in 2002 and all intend to be present at the meeting in 2003 to answer shareholders' questions.

Customers and Communities

SSE believes that its first corporate responsibility is to maintain supplies of electricity to the people and communities it serves. For this reason, the operational performance of Power Systems, set out

Scottish and Southern Energy believes that employees should be enabled and encouraged to be active citizens in the communities in which they live and work. For this reason, a scheme has been introduced by which funds raised by employees for charitable and community purposes are 'matched' by the Group.

on pages 9 and 10 is a key performance indicator. Similarly, performance against Ofgem's Guaranteed Standards of Performance, which deal with issues such as making and keeping appointments, responding to enquiries and estimating charges, is vital. Ofgem's latest report, published in February 2003, confirmed that SSE delivers the highest standard of performance in these areas.

Financial support is provided by SSE for projects undertaken by National Energy Action (NEA) and Energy Action Scotland to address fuel poverty.

The commitment to service for customers and communities is also reflected in the retention of Scottish Hydro-Electric shops throughout the Highlands and Islands of Scotland. These shops, while profitable, also provide an important service in many small and remote communities.

SSE believes that employees should be enabled and encouraged to be active citizens in the communities in which they live and work. For this reason, it has introduced a scheme by which funds raised by employees for charitable and community causes are 'matched' by the Group (up to a limit of £500 per employee). In addition, SSE and its staff have raised around £800,000 for NSPCC and Children 1ST, since 2000, as part of its commitment to raise £1m for the charities by 2005.

SSE runs a Visitors' Centre at Pitlochry Power Station, Perthshire, and the Museum of Electricity in Christchurch, Dorset, which provide free visits for schools to give children the opportunity to learn about electricity. More than 10,000 children visited the two facilities during the year.

Overall, in 2002/03, SSE directly supported charitable and community activities with donations totalling over £300,000. No political donations were made.

Accounts

Group Profit and Loss Account

for the year ended 31 March 2003

	Note	Total 2003 £m	Total 2002 £m
Turnover			
Group and share of joint ventures		4,113.6	4,056.5
Less: share of joint ventures		48.3	50.9
Group turnover	2	4,065.3	4,005.6
Cost of sales		(3,089.2)	(2,989.2)
Gross profit		976.1	1,016.4
Distribution costs		(238.8)	(225.8)
Administrative costs		(133.1)	(188.6)
Operating profit	3		
Group		604.2	602.0
Share of joint ventures		32.1	28.8
Share of associates		35.2	35.7
Total operating profit	2	671.5	666.5
Income from fixed asset investments		0.9	1.6
Net interest payable	6		
Group		(60.8)	(74.2)
Joint ventures		(12.6)	(13.2)
Associates		(15.7)	(19.3)
Other finance income	7	32.7	24.3
Profit on ordinary activities before taxation		616.0	585.7
Taxation	8	(170.0)	(154.6)
Profit on ordinary activities after taxation		446.0	431.1
Equity minority interests in subsidiary undertaking	23	0.2	0.5
Profit attributable to ordinary shareholders		446.2	431.6
Dividends	9	(300.0)	(278.5)
Retained profit	22	146.2	153.1
Earnings per share (p)	10		
– basic		52.0	50.3
– adjusted		53.1	51.8
– diluted		51.9	50.2

The above results are derived from continuing activities. The acquisition of Dynegy Hornsea Ltd did not constitute a material acquired operation.

The accompanying notes are an integral part of these accounts.

Balance Sheets

as at 31 March 2003

	Note	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed Assets					
Intangible assets	11	257.3	211.9	–	–
Tangible assets	12	3,757.8	3,609.2	–	–
Investments in subsidiaries	13	–	–	777.9	832.1
Investments in joint ventures					
Share of gross assets		199.5	209.7	–	–
Share of gross liabilities		(20.4)	(19.3)	–	–
	13	179.1	190.4	–	–
Investments in associates	13	53.1	45.9	–	–
Other investments	13	0.2	0.2	–	–
		232.4	236.5	–	–
		4,247.5	4,057.6	777.9	832.1
Current assets					
Stocks	14	49.9	54.6	–	–
Debtors	15	601.3	577.0	2,812.9	2,987.1
Investments	16	9.0	23.7	–	–
Cash at bank and in hand		3.0	25.0	1.0	1.9
		663.2	680.3	2,813.9	2,989.0
Creditors: amounts falling due within one year	17	1,142.6	1,153.7	1,648.7	1,693.7
Net current (liabilities)/assets		(479.4)	(473.4)	1,165.2	1,295.3
Total assets less current liabilities		3,768.1	3,584.2	1,943.1	2,127.4
Creditors: amounts falling due after more than one year	18	1,428.4	1,392.4	684.4	684.0
Provisions for liabilities and charges					
Deferred taxation	19	462.2	427.3	–	–
Other provisions	20	114.2	122.6	–	–
Net assets excluding pension asset/(liability)		1,763.3	1,641.9	1,258.7	1,443.4
Pension asset	24	–	79.8	–	79.8
Pension liability	24	(281.5)	(15.4)	(65.2)	–
Net assets including pension asset/(liability)		1,481.8	1,706.3	1,193.5	1,523.2
Capital and reserves					
Called up share capital	21	429.1	430.1	429.1	430.1
Share premium account	22	66.5	60.9	66.5	60.9
Capital redemption reserve	22	12.8	11.3	12.8	11.3
Profit and loss account	22	973.6	1,203.8	685.1	1,020.9
Total shareholders' funds		1,482.0	1,706.1	1,193.5	1,523.2
Equity minority interests in subsidiary undertaking	23	(0.2)	0.2	–	–
		1,481.8	1,706.3	1,193.5	1,523.2

These Accounts were approved by the Board of Directors on 21 May 2003 and signed on their behalf by:

Gregor Alexander, Finance Director Bruce Farmer CBE, Chairman

Group Cash Flow Statement

for the year ended 31 March 2003

	Note	Total 2003 £m	Total 2002 £m
Net cash inflow from operating activities	(i)	**814.4**	816.6
Dividends received from joint ventures and associates		**17.7**	16.1
Returns on investments and servicing of finance	(ii)	**(47.4)**	(67.7)
Taxation		**(148.1)**	(127.8)
Free cash flow		**636.6**	637.2
Capital expenditure and financial investment	(iii)	**(216.7)**	(264.8)
Acquisitions and disposals	(iv)	**(132.7)**	20.0
Equity dividends paid		**(284.9)**	(263.4)
Net cash inflow before management of liquid resources and financing		**2.3**	129.0
Management of liquid resources	(v)	**14.7**	7.6
Financing	(vi)	**(47.8)**	(139.6)
(Decrease) in cash in the year		**(30.8)**	(3.0)

Notes to the Group Cash Flow Statement

for the year ended 31 March 2003

Reconciliation of net cash flow to movement in net debt	2003 £m	2002 £m
(Decrease) in cash in the year	**(30.8)**	(3.0)
Cash outflow from decrease in debt and lease financing	**35.8**	147.0
Cash (inflow) from decrease in liquid resources	**(14.7)**	(7.6)
Movement in net debt in the year	**(9.7)**	136.4
Net debt at 1 April	**(1,207.3)**	(1,343.7)
Net debt at 31 March	**(1,217.0)**	(1,207.3)

Analysis of net debt

	As at 1 April 2002 £m	Decrease in cash £m	(Increase)/ decrease in debt £m	As at 31 March 2003 £m
Cash at bank and in hand	25.0	(22.0)	–	**3.0**
Overdrafts	(0.7)	(8.8)	–	**(9.5)**
Other debt due within one year	(184.6)	–	81.7	**(102.9)**
Net borrowings due within one year	(160.3)	(30.8)	81.7	**(109.4)**
Net borrowings due after more than one year	(1,070.7)	–	(45.9)	**(1,116.6)**
Current asset investments	23.7	–	(14.7)	**9.0**
Net debt	(1,207.3)	(30.8)	21.1	**(1,217.0)**

Notes to the Group Cash Flow Statement (continued)

for the year ended 31 March 2003

		Total 2003 £m	Total 2002 £m
	Reconciliation of operating profit to operating cash flows		
	Operating profit	604.2	602.0
	FRS 17 pension charge	15.6	19.0
	Depreciation (note 12)	181.9	186.3
	Amortisation of goodwill (note 11)	13.8	11.5
	Customer contributions and capital grants released	(15.9)	(15.9)
	(Profit) on disposal of tangible fixed assets	(2.7)	(1.6)
	Decrease)/(increase) in stocks	5.2	(18.4)
	(Increase)/decrease in debtors	(23.7)	95.7
	Increase/(decrease) in creditors	46.3	(46.9)
	(Decrease) in provisions	(10.3)	(15.1)
(i)	Net cash inflow from operating activities	814.4	816.6
	Returns on investments and servicing of finance		
	Interest received	27.1	19.6
	Interest paid	(75.4)	(88.9)
	Dividends received from trade investment	0.9	1.6
(ii)	Net cash (outflow) from returns on investments and servicing of finance	(47.4)	(67.7)
	Capital expenditure and financial investment		
	Purchase of tangible fixed assets	(241.7)	(294.9)
	Sale of tangible fixed assets	5.8	10.1
	Loans to associates	–	(0.2)
	Loans repaid by associates	3.8	5.3
	Loans repaid by joint venture	10.8	9.9
	Customer contributions	4.6	5.0
(iii)	Net cash (outflow) from capital expenditure and financial investment	(216.7)	(264.8)
	Acquisitions and disposals		
	Purchase of subsidiary undertakings	(132.7)	–
	Disposal of joint venture	–	20.0
(iv)	Net cash (outflow)/inflow from acquisitions and disposals	(132.7)	20.0
	Management of liquid resources		
	Decrease in short-term deposits	14.7	7.6
(v)	Net cash inflow from management of liquid resources	14.7	7.6
	Financing		
	Issue of ordinary share capital (note 21)	6.1	12.5
	Repurchase of ordinary share capital for cancellation (note 21)	(18.1)	(5.1)
	New long-term borrowings	50.5	269.1
	Repayment of long-term borrowings	(4.6)	–
	New short-term borrowings	102.9	184.6
	Repayment of short-term borrowings	(184.6)	(600.7)
(vi)	Net cash (outflow) from financing	(47.8)	(139.6)

Group Statement of Total Recognised Gains and Losses

for the year ended 31 March 2003

	Total 2003 £m	Total 2002 £m
Profit for the financial year		
Group	418.0	410.3
Share of joint ventures	14.7	11.5
Share of associates	13.5	9.8
Profit for the financial year	446.2	431.6
Actuarial loss recognised in respect of pension fund (note 24)	(358.3)	(110.6)
Total recognised gains and losses relating to the financial year	87.9	321.0
Prior year adjustment for implementation of FRS 19 'Deferred Tax'	–	(351.7)
Prior year adjustment for implementation of FRS 17 'Retirement Benefits'	–	175.0
Total gains and losses recognised since last annual report	87.9	144.3

Reconciliation of Movement in Shareholders' Funds

as at 31 March 2003

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Profit for the financial year	446.2	431.6	139.8	866.0
Dividends	(300.0)	(278.5)	(300.0)	(278.5)
Retained profit/(loss) for the year	146.2	153.1	(160.2)	587.5
Actuarial loss recognised in respect of the pension fund (note 24)	(358.3)	(110.6)	(157.5)	(18.2)
	(212.1)	42.5	(317.7)	569.3
New share capital subscribed (note 21)	6.1	12.6	6.1	12.6
Transfers	–	–	–	4.5
Premium on issue of shares to QUEST	–	1.2	–	1.2
Contribution to QUEST	–	(1.3)	–	(1.3)
Repurchase of ordinary share capital for cancellation (note 21)	(18.1)	(5.1)	(18.1)	(5.1)
Net (reduction in)/addition to shareholders' funds	(224.1)	49.9	(329.7)	581.2
Opening shareholders' funds	1,706.1	1,656.2	1,523.2	942.0
Closing shareholders' funds	1,482.0	1,706.1	1,193.5	1,523.2

Notes on the Accounts

for the year ended 31 March 2003

1. Principal accounting policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and comply with all applicable United Kingdom accounting standards and reflect FRS 17, Retirement Benefits. The principal accounting policies are summarised below and have been applied consistently.

Basis of consolidation

The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, or when control passed, using the acquisition method of accounting. The Group's share of the results of joint ventures and associates are included using the equity method of accounting.

Turnover

Turnover comprises sales of energy, including monies received from the balancing market in England and Wales and the value of goods, services and facilities provided during the year. Turnover includes an estimate of the value of electricity and gas supplied to customers between the date of the last meter reading and the year end.

Recognition of profits on contracts

Profit is taken on long-term contracts whilst the contract is in progress having regard to the proportion of the total contract which has been completed at the balance sheet date. Provision is made for foreseeable losses.

Research and development

Expenditure on research and development is charged to the profit and loss account as incurred.

Pensions

(i) Defined Benefit Pension Schemes

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using the projected unit actuarial method and are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Any increase in the present value of liabilities within the Group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit.

The expected return on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the consolidated statement of total recognised gains and losses. Pension scheme surpluses, to the extent that they are considered recoverable, or deficits are recognised in full and presented on the face of the balance sheet net of related deferred tax (note 24).

(ii) Defined Contribution Pension Schemes

The Group also operates defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. The amounts charged represent the contributions payable to the schemes in the year (note 24).

Derivatives and financial instruments

The Group uses a range of derivative financial instruments to reduce its exposure to interest rate movements. The Group does not hold derivative financial instruments for speculative purposes.

Interest rate swap agreements, used to manage the Group's interest charge, are carried at cost. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination of interest rate swaps or repayment of borrowings are taken to the profit and loss account.

Interest

Interest on the funding attributable to major capital projects is capitalised during the period of construction and written off as part of the total cost over the operational life of the asset. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Depreciation of tangible fixed assets

Heritable and freehold land is not depreciated.

The Group is obliged under the Reservoirs Act 1975 to maintain its hydro infrastructure network, including its dams, tunnels and other hydro civil engineering structures. This network is maintained in good repair and is therefore considered to have an indefinite life. Expenditure to maintain the hydro generation infrastructure is dealt with using renewals accounting, and the annualised planned expenditure to maintain the operating capacity of this infrastructure is charged as depreciation to the profit and loss account. The actual maintenance expenditure incurred is capitalised. Cyclical maintenance on hydro civil assets of a longer life nature is capitalised and depreciated over the anticipated useful life of the refurbishment.

1. Principal accounting policies (continued)

Depreciation is provided on tangible fixed assets to write off cost, less residual values, on a straight line basis over their estimated operational lives. The estimated operational lives are as follows:

	Years
Power stations	20 to 60
Overhead lines and gas storage facilities	40 to 80
Other transmission and distribution buildings, plant and equipment	10 to 45
Shop refurbishment, fixtures, equipment, vehicles and mobile plant	3 to 10

Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Stocks and work in progress

Stocks are valued at the lower of cost and net realisable value. The valuation of work in progress is based on the cost of labour, plus appropriate overheads and the cost of materials. Progress invoices are deducted in arriving at the amounts stated.

Taxation

Deferred tax is recognised in respect of all timing differences which have originated but not reversed at the balance sheet date, subject to certain exceptions. Deferred tax is calculated on a discounted basis and the net present value of the deferred tax liability is reflected in the accounts.

Customer contributions and capital grants

Customer contributions, with the exception of those received for the contestable part of new connections work, and capital grants are recorded as deferred income and released to the profit and loss account over the estimated life used in calculating contributions.

Goodwill

Since 1 April 1998, any purchased goodwill has been capitalised and amortised on a straight line basis to the profit and loss account. This is normally over a period of up to 20 years from the date of acquisition, with the exception of goodwill relating to the acquisition of Hornsea, which is amortised over a period of 30 years.

Goodwill arising on acquisitions purchased prior to 1 April 1998 was written-off to reserves in accordance with the accounting standard then in force. As permitted by FRS 10, Goodwill and Intangible Assets, the goodwill previously written off to reserves has not been reinstated in the balance sheet. On disposal or closure of a previously acquired business, any attributable goodwill will be included in determining the profit or loss on disposal.

2. Turnover and profit analysis

All turnover and profit before taxation arise from operations within Great Britain and Ireland.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and Ireland and the transmission of electricity in the north of Scotland. Analysis of turnover, operating profit and net assets by activity is provided below:

	Total turnover		Internal turnover		External turnover	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Power Systems						
Scotland	**247.3**	243.2	**183.2**	186.4	**64.1**	56.8
England	**375.3**	363.8	**188.2**	190.5	**187.1**	173.3
	622.6	607.0	**371.4**	376.9	**251.2**	230.1
Generation and Supply	**3,481.9**	3,430.4	**11.4**	3.5	**3,470.5**	3,426.9
Other businesses	**534.1**	566.6	**190.5**	218.0	**343.6**	348.6
	4,638.6	4,604.0	**573.3**	598.4	**4,065.3**	4,005.6

2. Turnover and profit analysis (continued)

Operating profit and net assets/(liabilities)

	Operating profit 2003 £m	Operating profit 2002 £m	Net assets/(liabilities) 2003 £m	Net assets/(liabilities) 2002 £m
Power Systems				
Scotland	119.8	117.0	205.3	122.7
England	191.6	187.1	222.4	89.9
	311.4	304.1	427.7	212.6
Generation and Supply	280.7	292.1	747.4	476.1
Other businesses	79.4	70.3	952.0	1,883.6
	671.5	666.5	2,127.1	2,572.3
Unallocated borrowings	–	–	(444.2)	(628.4)
Unallocated net liabilities	–	–	(200.9)	(237.8)
	671.5	666.5	1,482.0	1,706.1

The total operating profits relating to joint ventures of £32.1m (2002 – £28.8m) and associates of £35.2m (2002 – £35.7m) are included in Generation and Supply.

Income and costs have been allocated specifically to the activity to which they relate wherever possible. However, because of the integrated nature of the Group's activities, certain costs have been apportioned or recharged between businesses. Unallocated net liabilities include corporate items such as taxation, dividends, investments and the net pension (liability)/asset.

3. Operating profit

Operating profit is arrived at after charging/(crediting):

	2003 £m	2002 £m
Depreciation of tangible fixed assets (note 12)	181.9	186.3
Operating lease rentals	4.1	5.0
Amortisation of goodwill (note 11)	13.8	11.5
Release of deferred income in relation to customer contributions and capital grants	(15.9)	(15.9)
Research and development	1.0	1.4
Auditors' remuneration – audit services	0.3	0.2

Audit fees include £0.1m (2002 – £0.1m) payable in respect of the company. Non-audit fees payable to KPMG Audit Plc and its associates amounted to £0.06m (2002 – £0.07m) for further assurance services (£0.05m) and tax advisory services (£0.01m).

4. Staff costs and numbers

	2003 £m	2002 £m
Staff costs:		
Wages and salaries	226.3	228.3
Social security costs	17.5	18.4
Pension costs	21.8	21.3
	265.6	268.0
Less: charged as capital expenditure	(43.9)	(46.6)
	221.7	221.4

	2003 Number	2002 Number
Numbers employed at 31 March	9,474	9,354

	2003 Number	2002 Number
The monthly average number of people employed by the Group (including Executive Directors) during the year was:		
Power Systems	2,345	2,414
Generation and Supply	2,581	2,477
Other businesses and corporate services	4,274	4,354
	9,200	9,245

5. Directors' remuneration and interests

Information concerning Directors' remuneration, shareholdings, options and pensions is shown in the Remuneration Report on pages 46 to 50. No Director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

6. Net interest payable

	Group		Joint ventures		Associates	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Interest receivable:						
Interest from short-term deposits	1.9	2.1	–	–	–	–
Other interest receivable	18.4	15.2	0.4	0.7	1.7	2.0
	20.3	17.3	0.4	0.7	1.7	2.0
Interest payable and similar charges:						
Bank loans and overdrafts	22.3	31.3	–	–	16.0	19.9
Other loans	47.4	51.5	13.0	13.9	1.4	1.4
Other financing charges	6.4	2.0	–	–	–	–
Amortisation of discount	6.4	6.9	–	–	–	–
	82.5	91.7	13.0	13.9	17.4	21.3
Interest capitalised	(1.4)	(0.2)	–	–	–	–
	81.1	91.5	13.0	13.9	17.4	21.3
Net interest payable	60.8	74.2	12.6	13.2	15.7	19.3

7. Other finance income

	2003 £m	2002 £m
Expected return on pension scheme assets	124.8	124.5
Less: finance income on restricted surplus	–	(14.8)
	124.8	109.7
Interest on pension scheme liabilities	(92.1)	(85.4)
Other finance income (see note 24)	32.7	24.3

8. Taxation

Analysis of charge in year	2003 £m	2002 £m
Current tax:		
UK corporation tax on profits of the year	148.6	143.4
Adjustments in respect of previous years	(17.7)	(24.8)
Joint ventures	4.8	4.1
Associates	6.0	6.3
Total current tax	141.7	129.0

Deferred tax:		
Origination and reversal of timing differences	26.8	28.1
Increase in discount	(2.6)	(2.5)
Adjustments in respect of prior year	4.1	–
Total deferred tax	28.3	25.6
Tax on profit on ordinary activities	170.0	154.6

	2003 £m	2002 £m
Tax on group profit on ordinary activities at standard UK corporation tax rate of 30% (2002 – 30%)	184.8	175.7
Effects of:		
Expenses not deductible for tax purposes	1.7	5.7
Capital allowances in excess of depreciation	(23.8)	(19.1)
Non-taxable income	(0.2)	–
Other timing differences	(3.1)	(8.5)
Adjustments to tax charge in respect of previous periods	(17.7)	(24.8)
Group current tax charge for year	141.7	129.0

9. Dividends

	2003 £m	2002 £m
Dividends on ordinary shares:		
Interim of 10.5p (2002 – 9.7p)	90.1	83.7
Proposed final of 24.5p (2002 – 22.7p)	209.9	194.8
	300.0	278.5

10. Earnings per share

	2003 Earnings £m	2002 Earnings £m	2003 Earnings pence per share	2002 Earnings pence per share
Basic	446.2	431.6	52.0	50.3
Adjusted for:				
Amortisation of goodwill	13.8	11.5	1.6	1.3
Deferred tax	28.3	25.6	3.3	3.0
Finance income from net pension asset	(32.7)	(24.3)	(3.8)	(2.8)
Adjusted	455.6	444.4	53.1	51.8
Diluted	446.2	431.6	51.9	50.2

The adjusted figures are before amortisation of goodwill, the charge for deferred tax and finance income from net pension asset.

The weighted average number of shares used in each calculation is as follows:

	2003 Number of shares (millions)	2002 Number of shares (millions)
For basic and adjusted earnings per share	858.4	857.4
Effect of exercise of share options	1.6	2.2
For diluted earnings per share	860.0	859.6

11. Intangible fixed assets

Group	Goodwill on acquisitions £m
Cost:	
At 1 April 2002	229.4
Additions (note 13)	59.2
At 31 March 2003	**288.6**
Amortisation:	
At 1 April 2002	17.5
Charge for the year	13.8
At 31 March 2003	**31.3**
Net book value:	
At 31 March 2003	**257.3**
At 31 March 2002	211.9

12. Tangible fixed assets

Group	Generation and gas storage assets £m	Other land and buildings £m	Network assets £m	Vehicles and miscellaneous equipment £m	Total £m
Cost:					
At 1 April 2002	1,603.6	78.9	3,633.9	243.2	5,559.6
Additions	82.6	0.2	153.4	15.7	251.9
Acquired	109.0	6.5	–	–	115.5
Disposals	(0.3)	(1.7)	(0.2)	(35.2)	(37.4)
At 31 March 2003	1,794.9	83.9	3,787.1	223.7	5,889.6
Depreciation:					
At 1 April 2002	446.9	15.8	1,297.6	190.1	1,950.4
Charge for the year	54.1	1.8	101.7	24.3	181.9
Acquired	33.8	–	–	–	33.8
Disposals	(0.1)	(0.5)	(0.1)	(33.6)	(34.3)
At 31 March 2003	534.7	17.1	1,399.2	180.8	2,131.8
Net book value:					
At 31 March 2003	1,260.2	66.8	2,387.9	42.9	3,757.8
At 31 March 2002	1,156.7	63.1	2,336.3	53.1	3,609.2

Land is predominantly heritable or freehold. The net book value of other land and buildings includes freehold £21.0m (2002 – £22.0m) and short leasehold £0.6m (2002 – £0.7m). Generation assets comprise generating stations and related plant and machinery and include all hydro civil assets.

Cumulative interest capitalised for the Group, included in the cost of tangible fixed assets amounts to £17.5m (2002 – £16.1m).

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Assets in the course of construction	54.0	33.1	–	–

13. Fixed asset investments

Group	At 1 April 2002 £m	Repayment £m	Dividends received £m	Group share of post tax profits £m	At 31 March 2003 £m
Investment in associates	24.3	–	(2.5)	13.5	35.3
Loans to associates	21.6	(3.8)	–	–	17.8
	45.9	(3.8)	(2.5)	13.5	53.1
Investment in joint ventures	43.7	–	(15.2)	14.7	43.2
Loans to joint ventures	146.7	(10.8)	–	–	135.9
Other investments	0.2	–	–	–	0.2
	236.5	(14.6)	(17.7)	28.2	232.4

Company	At 1 April 2002 £m	Additions £m	Transfer £m	Repayment £m	At 31 March 2003 £m
Investment in subsidiary undertakings	832.1	0.6	(52.8)	(2.0)	777.9

13. Fixed asset investments (continued)

Acquisition of subsidiary undertakings

On 19 July 2002, the Company acquired an additional 8% of the issued share capital of Simple2 Limited for a consideration of £0.2m. A final dividend of £2.0m was received from Southern Electric Insurance Ltd, a company which has been subsequently wound up.

On 30 September 2002, SSE Energy Supply Ltd acquired 100% of the issued share capital of Dynegy Hornsea Limited, now renamed SSE Hornsea Limited, for a cash consideration of £132.7m. The goodwill arising on the purchase amounted to £59.2m.

The book values and fair values of assets and liabilities acquired were as follows:

	Book value £m	Accounting policy alignment £m	Revaluation £m	Fair value £m
Fixed assets:				
Tangible fixed assets	59.4	(7.9)	30.2	81.7
Current assets:				
Stock	0.5	–	–	0.5
Debtors	1.7	–	–	1.7
Current liabilities:				
Trade creditors	(5.7)	5.1	–	(0.6)
Other creditors and accruals	(0.2)	–	–	(0.2)
Provisions:				
Other provisions	(6.1)	3.1	–	(3.0)
Deferred tax	(13.8)	7.2	–	(6.6)
Net assets	**35.8**	**7.5**	**30.2**	**73.5**
Goodwill				**59.2**
Total consideration				**132.7**

The accounting policy alignments reflect the partial write-off of a decommissioning provision, the discounting of the deferred tax provision and the elimination of historic inter-company balances included in the consideration. The revaluation adjustment reflects a change to depreciated replacement cost.

The fair values are considered to be provisional.

The profit after tax for SSE Hornsea Ltd for the post-acquisition period (from 30 September 2002) was £3.7m.

13. Fixed asset investments (continued)

Details of the principal subsidiary undertakings, joint ventures and associates are as follows:

	Country of incorporation	Holding %	Principal activity
Subsidiary undertakings:			
SSE Services plc	England and Wales	100	Finance and IT support services
SSE Energy Supply Limited	England and Wales	100	Electricity supply
Scottish Hydro-Electric Transmission Limited (iii)	Scotland	100	Transmission of electricity
Scottish Hydro-Electric Power Distribution Limited (iii)	Scotland	100	Distribution of electricity
Southern Electric Power Distribution plc (iii)	England and Wales	100	Distribution of electricity
Southern Electric Gas Limited (v)	England and Wales	100	Gas supply
SSE Retail Limited	Scotland	100	Electrical appliance sales and servicing
SSE Telecommunications Limited	Scotland	100	Telecommunication services
SSE Hornsea Limited (v) (previously Dynegy Hornsea Limited)	England and Wales	100	Gas storage
Southern Electric Contracting Limited (iv)	England and Wales	100	Electrical contractor
Thermal Transfer Limited (iv)	England and Wales	100	Environmental engineering
SSE Utility Services plc (iv)	England and Wales	100	Utility contractor
SSE Generation Limited	England and Wales	100	Electricity generation
SSE Insurance Limited	Isle of Man	100	Insurance services
S+S Limited (iii)	Scotland	100	Electricity connections
Simple2 Limited	England and Wales	88	Financial services
Joint venture:			
Seabank Power Limited (ii)	England and Wales	50	Electricity generation
Associates:			
Scottish Electricity Settlements Limited (vi)	Scotland	50	Electricity trading systems and supply
Barking Power Limited (i)	England and Wales	22	Electricity generation
Medway Power Limited (i)	England and Wales	37.5	Electricity generation
Derwent Co-generation Limited (i)	England and Wales	49.5	Electricity generation

The above companies' shares consist of ordinary shares only. All companies operate in Great Britain and Ireland except for SSE Insurance Limited which operates in the Isle of Man. Seabank Power Limited and Medway Power Limited have accounting periods ending on 31 December. All other companies of the Group have accounting periods ending on 31 March.

(i) Shares held by SSE Generation Limited.
(ii) Shares held by SSE Seabank Investments Limited.
(iii) Shares held by SSE Power Distribution Limited.
(iv) Shares held by SSE Contracting Limited.
(v) Shares held by SSE Energy Supply Limited.
(vi) Shares held by S+S Limited.

14. Stocks

	Group 2003 £m	Group 2002 £m
Fuel and consumables	33.8	36.7
Work in progress	13.1	15.1
Goods for resale	3.0	2.8
	49.9	54.6

15. Debtors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due within one year:				
Trade debtors	291.9	344.9	–	–
Amounts owed by subsidiary undertakings	–	–	385.0	276.1
Amounts owed by joint ventures and associates	0.2	0.3	–	–
Other debtors	49.9	49.7	17.1	189.7
Prepayments and accrued income	259.3	181.2	–	–
	601.3	576.1	402.1	465.8
Amounts falling due after more than one year:				
Prepayments and accrued income	–	0.9	–	–
Amounts owed by subsidiary undertakings	–	–	2,410.8	2,521.3
	601.3	577.0	2,812.9	2,987.1

16. Current asset investments

	Group 2003 £m	Group 2002 £m
Listed investments	6.7	10.2
Short-term deposits	2.3	13.5
	9.0	23.7

The market value of the listed investments at 31 March 2003 and 31 March 2002 is not materially different from their cost. Of these listed investments, £0.2m (2002 – £0.4m) are subject to the terms of a Trust Deed as security for payment of liabilities due under a reinsurance treaty.

17. Creditors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due within one year:				
Bank overdrafts	9.5	0.7	6.0	–
Other short-term loans	102.9	184.6	102.9	184.6
Payments received in advance	17.9	19.5	–	–
Trade creditors	467.5	404.4	–	–
Amounts owed to subsidiary undertakings	–	–	1,249.9	1,268.0
Corporation tax	88.8	105.9	17.0	37.1
Taxation and social security	19.3	29.8	–	–
Other creditors	108.7	85.9	63.0	9.2
Accruals and other deferred income	118.1	128.1	–	–
Proposed dividends	209.9	194.8	209.9	194.8
	1,142.6	1,153.7	1,648.7	1,693.7

Analysis of the maturity of the borrowings is included in note 27.

18. Creditors

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Amounts falling due after more than one year:				
Loans	1,116.6	1,070.7	444.2	443.8
Deferred income	311.8	321.7	–	–
Amounts owed to subsidiary undertakings	–	–	240.2	240.2
	1,428.4	1,392.4	684.4	684.0

Analysis of the maturity of the borrowings is included in note 27.

19. Deferred taxation

	2003 £m	2002 £m
At 1 April	427.3	401.7
Deferred tax charged in the profit and loss account	28.3	25.6
Acquired in the year	6.6	–
At 31 March	462.2	427.3

	2003 £m	2002 £m
Accelerated capital allowances	757.1	713.9
Other timing differences	(25.9)	(25.6)
Undiscounted provision for deferred tax	731.2	688.3
Discount	(269.0)	(261.0)
Discounted provision for deferred tax	462.2	427.3

20. Provisions for liabilities and charges

Group

	Restructure £m	Onerous energy contracts £m	Other £m	Total £m
At 1 April 2002	27.9	80.0	14.7	122.6
Profit and loss account	–	10.0	1.9	11.9
Acquired during the year	–	–	3.0	3.0
Utilised during the year	(12.2)	(10.1)	(1.0)	(23.3)
At 31 March 2003	15.7	79.9	18.6	114.2

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The majority of the expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of the out of money purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets. These are expected to be incurred over the next two years.

21. Share capital

Company

	Number (millions)	£m
Equity: Ordinary shares of 50p each:		
Authorised:		
At 31 March 2003 and 1 April 2002	**1,200.0**	**600.0**
Allotted, called up and fully paid:		
At 1 April 2002	860.1	430.1
Repurchase of shares for cancellation (ii)	(3.0)	(1.5)
Issue of shares (iii)	1.0	0.5
At 31 March 2003	**858.1**	**429.1**

(i) There is one authorised and allotted non-equity special rights non-voting redeemable £1 preference share. This special share is redeemable, at par, at any time at the option of the Secretary of State for Scotland after consulting the company. This share, which may only be held by the Secretary of State for Scotland or another person acting on behalf of HM Government, confers the right to attend and speak at any general meeting but has no voting rights or rights to participate in the profits or capital of the company except on a winding-up of the company. Certain matters are effective only with the written consent of the special shareholder: in particular there are limitations which prevent a person from owning or having an interest in 15% or more of the ordinary shares in the company.

(ii) The repurchased and subsequently cancelled ordinary shares represent 0.3% of the issued share capital. The total cost of the repurchase, including expenses, was £18.1m which has been charged against the profit and loss account reserve.

(iii) The company issued 973,181 shares during the year under the Savings-related Share Option Schemes, and Discretionary Share Option Schemes for a consideration of £6.1m.

(iv) A qualifying employee share ownership trust (QUEST) was established under a Trust Deed on 30 June 1997 to acquire shares in the Company for the benefit of employees and directors of the Company and its subsidiaries. The total number of shares held by the QUEST at 31 March 2003 was 1,463,177 which had a market value of £9.3m. These shares will be allocated to employees and Directors in satisfaction of their options under the Savings-related Share Option Schemes.

The shares held by the QUEST at 31 March 2003 have been included in the Group balance sheet at nil value reflecting their cost to the Group. Dividends are waived on the shares held by the QUEST.

22. Reserves

Group

	Share premium account £m	Capital redemption reserve £m	Profit and loss account excluding pension reserve £m	Pension reserve £m	Profit and loss account £m
At 1 April 2002	60.9	11.3	1,139.4	64.4	1,203.8
Premium on issue of shares	5.6	–	–	–	–
Repurchase of shares for cancellation (note 21)	–	1.5	(18.1)	–	(18.1)
Actuarial loss net of deferred tax	–	–	–	(358.3)	(358.3)
Retained profit for the year	–	–	146.2	–	146.2
At 31 March 2003	66.5	12.8	1,267.5	(293.9)	973.6

The cumulative amount of goodwill previously written off to reserves is £139.1m (note 1).

Company

	Share premium account £m	Capital redemption reserve £m	Profit and loss account excluding pension reserve £m	Pension reserve £m	Profit and loss account £m
At 1 April 2002	60.9	11.3	941.1	79.8	1,020.9
Premium on issue of shares	5.6	–	–	–	–
Repurchase of shares for cancellation (note 21)	–	1.5	(18.1)	–	(18.1)
Actuarial loss net of deferred tax thereon	–	–	–	(157.5)	(157.5)
Retained (loss) for the year	–	–	(160.2)	–	(160.2)
At 31 March 2003	66.5	12.8	762.8	(77.7)	685.1

The profit for the year attributable to shareholders dealt with in the Accounts of the company was £139.8m (2002 – £866.0m).
As allowed by section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

23. Minority interests

	Equity £m
At 1 April 2002	0.2
Share of loss on ordinary activities after taxation	(0.2)
Purchase of minority interest	(0.2)
At 31 March 2003	(0.2)

24. Pensions

Scottish and Southern Energy plc has two funded Final Salary Pension Schemes which provide defined benefits, based on final pensionable pay. The Group also has a personal pension scheme which is a money purchase scheme whereby the Group matches the members' contributions up to a maximum of 6% of salary. The scheme is managed by Legal and General.

A full actuarial valuation was carried out at 31 March 2000 for the Scottish Hydro-Electric scheme. The triennial valuation of this scheme as at 31 March 2003 is in progress, but the results are not yet finalised. A full actuarial valuation for the Southern Electric scheme was carried out at 31 March 2001. Both have been updated to 31 March 2003 by qualified independent actuaries. The major assumptions used by the actuaries were:

	At 31 March 2003 %	At 31 March 2002 %	At 31 March 2001 %
Rate of increase in pensionable salaries	4.0	4.3	3.9
Rate of increase in pension payments	2.5	2.8	2.4
Discount rate	5.5	5.9	5.9
Inflation rate	2.5	2.8	2.4

Pension fund valuation and (deficit)/surplus

Scottish Hydro-Electric Pension Scheme

	Long-term rate of return expected at 31 March 2003 %	Value at 31 March 2003 £m	Long-term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long-term rate of return expected at 31 March 2001 %	Value at 31 March 2001 £m
Equities	8.1	434.5	8.2	590.3	7.7	588.2
Government bonds	4.6	79.6	5.2	31.5	4.8	114.4
Corporate bonds	5.5	18.4	5.9	94.4	5.9	49.0
Other investments	5.2	79.6	5.9	70.8	5.6	65.4
Total market value of assets		612.1		787.0		817.0
Present value of scheme liabilities		(705.3)		(673.0)		(591.0)
(Deficit)/Surplus in the scheme		(93.2)		114.0		226.0
Non-recognisable surplus		–		–		(86.0)
Recognisable (deficit)/surplus		(93.2)		114.0		140.0
Deferred tax thereon		28.0		(34.2)		(42.0)
Net pension (liability)/asset		(65.2)		79.8		98.0

Southern Electric Pension Scheme

	Long-term rate of return expected at 31 March 2003 %	Value at 31 March 2003 £m	Long-term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long-term rate of return expected at 31 March 2001 %	Value at 31 March 2001 £m
Equities	8.1	425.0	8.2	663.0	7.7	685.9
Government bonds	4.6	187.0	5.2	179.2	4.8	231.8
Other investments	5.1	47.0	5.3	53.8	5.2	48.3
Total market value of assets		659.0		896.0		966.0
Present value of scheme liabilities		(968.0)		(918.0)		(856.0)
(Deficit)/Surplus in the scheme		(309.0)		(22.0)		110.0
Non-recognisable surplus		–		–		–
Recognisable (deficit)/surplus		(309.0)		(22.0)		110.0
Deferred tax thereon		92.7		6.6		(33.0)
Net pension (liability)/asset		(216.3)		(15.4)		77.0

Grand total

	Value at 31 March 2003 £m	Value at 31 March 2002 £m	Value at 31 March 2001 £m
Net pension (liability)/asset	(281.5)	64.4	175.0

24. Pensions (continued)

Movements in surplus during the year	2003 £m	2002 £m
Total gross surplus at beginning of the year	92.0	250.0
Movement in year:		
Current service costs	(19.3)	(19.0)
Curtailment costs charged to reorganisation provision	(1.0)	(5.3)
Other finance income (note 7)	32.7	24.3
	12.4	–
Actual return less expected return on pension scheme assets	(464.7)	(132.0)
Experience gain arising on pension scheme liabilities	3.0	7.0
Adjustment to irrecoverable surplus	–	66.0
Changes in financial assumptions underlying pension scheme liabilities	(44.9)	(99.0)
Variance between pension fund actuarial assumptions and actual experience	(506.6)	(158.0)
Total gross (deficit)/surplus in scheme at end of the year	(402.2)	92.0

	2003 £m	2002 £m
Variance between pension fund actuarial assumptions and actual experience	(506.6)	(244.0)
Release of non-recognisable pension surplus	–	86.0
Gross actuarial loss recognised in pension fund	(506.6)	(158.0)
Deferred tax	148.3	47.4
Net actuarial loss recognised in respect of the pension asset in STRGL	(358.3)	(110.6)

History of experience gains and losses	2003 £m	2002 £m	2001 £m
Difference between the expected and actual return on scheme assets:			
Amount	(464.7)	(132.0)	(247.9)
Percentage of scheme assets	(36.6%)	(7.8%)	(13.9%)
Experience gains/(losses) on scheme liabilities:			
Amount	3.0	7.0	(40.0)
Percentage of the present value of scheme liabilities	0.2%	0.4%	2.8%
Total amount recognised in statement of total recognised gains and losses:			
Amount	(506.6)	(158.0)	(102.9)
Percentage of the present value of scheme liabilities	(30.3%)	(9.9%)	(7.1%)

Defined contribution scheme

The total contribution payable by the Group, including charges for defined contribution schemes was £2.5m (2002 – £2.3m).

25. Share options

Shares subject to option under the various schemes are as follows:

	Date of grant	Number 31 March 2003	Price (pence)	Date from which exercisable	Expiry date
Discretionary Share Option Scheme					
	June 1994	9,000	348	June 1997	June 2004
	January 1995	6,000	392	January 1998	January 2005
	July 1995	8,000	327	July 1998	July 2005
	October 1996	25,000	282	October 1999	October 2006
	December 1996	203,400	315	December 1999	December 2006
	June 1997	48,557	406	June 2000	June 2007
	June 1998	125,000	547	June 2001	June 2008
	July 1998	577,100	547	July 2001	July 2008
Savings-related Share Option Scheme					
	July 1998	356,357	438	September 2003	February 2004
	July 1999	1,018,428	532	September 2004	February 2005
	July 2000	889,718	458	October 2003	March 2004
	July 2000	2,092,379	458	October 2005	March 2006
	October 2001	660,787	566	December 2004	May 2005
	October 2001	1,007,511	566	December 2006	May 2007

26. Related party transactions

The following transactions took place during the year with entities which were joint ventures and associates:

	Joint ventures 2003 £m	Joint ventures 2002 £m	Associates 2003 £m	Associates 2002 £m
Net purchase of electricity	92.6	105.3	185.8	201.9
Interest received on loans	13.6	14.8	0.5	0.3

The aggregate loans to joint ventures and associates are shown in note 13.

27. Derivatives and financial instruments

Page 8 of the Financial Statement provides an explanation of the role that financial instruments had during the period in managing the risks the Group faces in its activities. This summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and liabilities as defined in FRS 13, Derivatives and Other Financial Instruments: Disclosures. Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

The Group has fixed interest investments of £9.1m (2002 – £23.8m) which are part of the financing activities of the Group. After taking into account interest rate swaps and currency swaps, the interest rate profile of the Group's total borrowings was as follows:

	Borrowings			Fixed rate borrowings	
	Total £m	Floating rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed years
31 March 2003	**1,229.0**	**128.8**	**1,100.2**	**6.00**	**16.87**
31 March 2002	1,256.0	166.2	1,089.8	5.98	17.10

The floating rate borrowings mainly comprise commercial paper bearing interest rates less than LIBOR at the date of issue and cash advances from the European Investment Bank.

Maturity of borrowings

	2003 £m	2002 £m
Within one year	**112.4**	185.3
Between two and five years:		
7.875% Eurobond repayable on 26 March 2007	**149.6**	149.4
US$100m repayable on 1 May 2007	**61.4**	61.4
6.83% European Investment Bank repayable on 15 September 2007	**25.0**	25.0
Over five years:		
5.66% European Investment Bank repayable on 20 December 2010	**25.0**	25.0
5.24% European Investment Bank repayable on 5 April 2011	**25.0**	25.0
Floating rate European Investment Bank repayable on 15 December 2011	**100.0**	100.0
7.32% European Investment Bank repayable on 15 March 2012*	**20.6**	22.1
6.44% European Investment Bank repayable on 15 September 2012*	**20.2**	21.7
6.29% European Investment Bank repayable on 24 September 2012	**75.0**	75.0
Floating rate European Investment Bank repayable on 14 December 2012	**25.0**	–
5.69% European Investment Bank repayable on 15 September 2013*	**22.7**	24.3
Floating rate European Investment Bank repayable on 13 June 2014	**25.0**	–
5.875% Eurobond repayable on 26 September 2022	**294.7**	294.4
5.50% Eurobond repayable on 19 June 2032	**247.4**	247.4
	1,229.0	1,256.0

*Amortising

The US$100m loan has been swapped into sterling with £60.0m being fixed at an effective rate of 7.78%. The floating rate European Investment Bank advance is reset quarterly at a rate normally less than three month LIBOR.

27. Derivatives and financial instruments (continued)

Borrowing facilities

The Group has an established US$1bn Euro commercial paper programme. Paper is issued in a range of currencies and swapped into sterling.

The Group has £590m of committed credit facilities in place; £340m maturing in 2004 and £250m maturing in 2007. These provide a back up facility to the commercial paper programmes and at 31 March 2003 there was no draw down of these facilities.

Fair values

Set out below is a comparison of book values and fair values of the Group's other financial assets and liabilities:

	2003		2002	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	**112.4**	**112.4**	185.3	186.0
Long-term borrowings	**1,116.6**	**1,207.4**	1,070.7	1,089.3
Short-term deposits	**2.3**	**2.3**	13.5	13.5
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and options	–	**(55.2)**	–	(32.4)
Cross currency swaps	–	**13.0**	–	6.1
Foreign exchange swaps and forward contracts	–	**6.8**	–	1.0
Oil price contracts	**(0.1)**	**10.2**	(0.3)	8.7

Market values have been used to determine the fair values of the interest rate swaps and options, foreign currency contracts, oil price contracts and Sterling denominated long-term fixed rate debt. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

28. Capital and lease commitments

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Capital expenditure:				
Contracted for but not provided	**79.3**	105.3	–	–

Leases

The payments under operating leases which are due to be made in the next year, analysed over the periods when the leases expire, are:

	Group Properties		Company Properties		Group and company Other assets	
	2003 £m	2002 £m	2003 £m	2002 £m	2003 £m	2002 £m
Within one year	**0.5**	0.3	–	–	**0.2**	0.1
Between two and five years	**0.2**	0.4	–	–	**0.2**	0.9
After five years	**2.5**	2.4	**0.3**	0.3	–	–
	3.2	3.1	**0.3**	0.3	**0.4**	1.0

29. Contingent liabilities

Guarantees

Scottish and Southern Energy plc has provided guarantees on behalf of subsidiary and associated undertakings as follows:

	2003 £m	2002 £m
Bank borrowing	**4.4**	4.4
Performance of contracts	**15.9**	39.7
Purchase of gas	**37.4**	29.3

In addition, unlimited guarantees have been provided on behalf of subsidiary undertakings in relation to four contracts in respect of performance of work and any liabilities arising.

Directors' Biographies

Bruce Farmer CBE (66) Chairman *†§
Bruce became Chairman of Scottish and Southern Energy in November 2000. He was previously Chairman of Southern Electric from April 1998 until the merger forming Scottish and Southern Energy in December 1998. He has also previously been Chairman of Bodycote plc, Allied Colloids and Devro plc, and Chief Executive of The Morgan Crucible Company plc, Wellworthy and Brico Engineering. He is Chairman of The Morgan Crucible Company plc, President of the Institute of Materials and a Council member of the CBI. He is Chairman of the Nominations Committee.

Ian Marchant (42) Chief Executive †
Ian was appointed Chief Executive in October 2002 having been Finance Director since 1998. He joined Southern Electric in 1992 as Head of Corporate Financial Planning and joined the Board as Finance Director in 1996. Previously he worked for Coopers & Lybrand (now PwC), including a two year secondment to the Department of Energy working on electricity privatisation.

Gregor Alexander (40) Finance Director
Gregor joined the Board of Scottish and Southern Energy as Finance Director in October 2002. He was appointed Group Treasurer and Tax Manager in 1998 having held a number of senior positions within the Finance team. He worked with accountants Arthur Andersen for five years before joining Scottish Hydro-Electric in 1990, six months before privatisation.

Henry Casley (65) Non-Executive Director *
Henry was previously a non-Executive Director of Southern Electric, after retiring as Chief Executive, the post he held from 1993 to 1996. He entered the electricity industry in 1961, moving to Eastern Electricity Board in 1966 where he held several senior management positions before joining the Board of Southern Electric in 1986 as Deputy Chairman. He was also a member of the Advisory Committee on Business and the Environment and was a non-Executive Director of Guernsey Electricity.

Ian Grant CBE (59) Deputy Chairman † §
Ian joined the Board of Scottish Hydro-Electric in May 1992 becoming Deputy Chairman of Scottish and Southern Energy in November 2000. He is Chairman of the Crown Estate and of the Scottish Exhibition Centre Ltd, and a non-Executive Director of the NFU Mutual Insurance Society. He is Chairman of the Remuneration Committee.

Colin Hood (48) Chief Operating Officer
Colin joined the Board of Scottish and Southern Energy as Power Systems Director in January 2001, becoming Chief Operating Officer in October 2002. Previously he was Director of Distribution for Southern Electric, having joined the industry with the North of Scotland Hydro-Electric Board in 1977.

René Médori (45) Non-Executive Director
René will join the Board as a non-Executive Director on 26 June 2003. He is Group Finance Director of BOC Group plc, having previously been Chief Financial Officer of BOC Gases, Americas. Previously he worked for Accenture and Schlumberger Limited.

Sir Graeme Odgers (69) Non-Executive Director *†
Sir Graeme joined the Board as a non-Executive Director of Southern Electric in April 1998. He was formerly Chairman of the Monopolies and Mergers Commission, Chief Executive of Alfred McAlpine Plc, and Group Managing Director of British Telecommunications PLC and of Tarmac Plc. He is Chairman of Locate in Kent, the inward investment agency for the county of Kent, and of the Kent and Medway Economic Board. He is Chairman of the Audit Committee.

David Payne (60) Non-Executive Director §
David joined the Board as a non-Executive Director of Scottish Hydro-Electric in June 1998. He held a number of senior positions with the BP Group, both in London and abroad, gaining experience in refinery development, oil trading and retail investment programmes. David was Deputy Chief Executive of BP Oil.

Alistair Phillips-Davies (35) Energy Supply Director
Alistair joined the Board in January 2002. He was previously Director of Energy Supply Operations, overseeing the introduction of the New Electricity Trading Arrangements. He joined Southern Electric in February 1997 from the National Westminster Bank where he was Corporate Finance Development Manager.

Susan Rice (57) Non-Executive Director
Susan will join the Board as a non-Executive Director on 24 July 2003. She is Chief Executive of Lloyds TSB Scotland plc, having previously been Managing Director, Personal Banking, for the Bank of Scotland.

David Sigsworth (56) Generation Director
David is a director and Chairman of the Combined Heat and Power Association. He was appointed as Commercial Director of Scottish Hydro-Electric in January 1995, becoming Energy Trading Director in 1998, Energy Supply Director in April 2000 and Generation Director in January 2002. He held several appointments in the Yorkshire Electricity Board before joining the North of Scotland Hydro-Electric Board in 1987.

Sir Robert Smith (58) Non-Executive Director
Sir Robert will join the Board as a non-Executive Director on 26 June 2003. He is Chairman of the Weir Group plc, a Governor of the BBC and a British Council Board of Trustees Member.

Nick Timpson (62) Non-Executive Director *§
Nick was previously a non-Executive Director of Southern Electric, having joined the Board in 1990. He was Chairman and Managing Director of Furnitureland Holdings PLC. He is currently a non-Executive Director of Baronsmead VCT2 plc and The Vestey Group Limited. He will retire as a non-Executive Director on 26 June 2003.

* Audit Committee member
† Nomination Committee member
§ Remuneration Committee member

Directors' Responsibilities

for preparation of the Accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the Auditors' Report below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the Accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to use a going concern basis in preparing the Accounts unless this is inappropriate.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of the company and which enable them to ensure that the Accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and Group and to prevent and detect fraud and other irregularities.

The Directors consider that, in preparing the Accounts on pages 20 to 42, the company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Independent Auditors' Report

to the members of Scottish and Southern Energy plc

We have audited the financial statements on pages 20 to 42. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 25, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 13 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the un-audited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

the financial statements give a true and fair view of the state of affairs of the company and the Group as at 31 March 2003 and of the profit of the Group for the year then ended; and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
21 May 2003

Directors' Report

Principal Activities
Scottish and Southern Energy plc is a holding company. Its subsidiaries are organised into the main businesses of generation, transmission, distribution, and supply of electricity, electrical and utility contracting, and gas marketing. A review of the year's operations and future developments is contained in the Chief Executive's, Financial, Operating and Corporate Governance and Responsibility Statements on pages 2 to 18 which form part of this report.

Directors
The Directors at the date of this report are:

Executive	Non-Executive
Gregor Alexander	Bruce Farmer (Chairman)
Colin Hood	Henry Casley
Ian Marchant	Ian Grant
Alistair Phillips-Davies	Sir Graeme Odgers
David Sigsworth	David Payne
	Nick Timpson

Jim Forbes retired as Chief Executive on 30 September 2002. Gregor Alexander was appointed Finance Director on 1 October 2002.

On 1 May 2003 it was announced that Nick Timpson will retire as a non-Executive Director with effect from 26 June 2003, René Médori and Sir Robert Smith will be appointed as non-Executive Directors with effect from 26 June 2003, and Susan Rice will be appointed as a non-Executive Director with effect from 24 July 2003.

In accordance with the Articles of Association, the new appointments to the Board continue until the forthcoming Annual General Meeting (AGM), and therefore Gregor Alexander, Réne Médori, Susan Rice and Sir Robert Smith are required to stand for election at the AGM.

Colin Hood, David Payne and David Sigsworth retire by rotation at the AGM and, being eligible and in accordance with the Articles of Association, offer themselves for re-election.

Biographical details for all Directors are set out on page 43 and details of Directors' service contracts for Directors standing for election or re-election are set out in the Remuneration Report on page 47. The interests of the Directors in the ordinary shares of the company are set out in the Remuneration Report on page 49.

Results and Dividends
The Group profit for the financial year amounted to £446.2m. The Directors recommend a final dividend of 24.5p per ordinary share which, subject to approval at the AGM, will be payable on 26 September 2003 to shareholders on the register at close of business on 5 September 2003. With the interim dividend of 10.5p per ordinary share paid on 24 March 2003, this makes a total dividend of 35.0p per ordinary share.

Share Capital
Details of the company's authorised and issued share capital at 31 March 2003, which includes shares re-purchased and subsequently cancelled, and of options granted under the Group's employee share option schemes, are detailed in note 21 to the Accounts.

AGM Special Business
Directors' Fees

Resolution 12 provides for an increase in the total annual fees permitted to be paid to the Directors under the company's Articles of Association from £250,000 to £400,000. The Board believes this increase is required in order to allow for sufficient fees for non-Executive Directors in the future. The existing limit was set in 1998.

Authority to Allot Shares

Resolution 13 proposes as a special resolution to continue the Directors' authority under section 89 of the Companies Act 1985, to allot shares for cash in certain circumstances otherwise than pro rata to all the shareholders. This authority, which was last renewed at the AGM in 2002, provides greater flexibility in respect of the company's financing arrangements.

This resolution deals with the allotment of shares for cash under a rights issue with power to make adjustments to deal with overseas shareholders, fractions of shares and other such matters. It also permits the Directors to make additional issues of shares for cash up to £21,452,330 nominal of share capital, representing five per cent of the issued share capital. This limit is within the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds. There is no present intention of exercising this authority.

Purchase of Own Shares

The Directors are authorised by the shareholders to purchase, in the market, the company's own shares as permitted by the Articles of Association. The Directors recommend that shareholders renew this authority in terms of Special Resolution 14. Purchases will only be made if the Directors expect them to result in an increase in the Group's earnings per share and to be in the best interests of shareholders generally.

During the year, the company purchased and cancelled 2,990,945 ordinary shares at 50p each, representing 0.3% of the called-up share capital of the company, at an aggregate consideration of £18.1m. The Directors considered that the share purchases were advantageous for the Group and would enhance earnings per share.

Substantial Shareholdings
As at 21 May 2003 the Company had received the following notifications of beneficial interests of three per cent or more in the company's issued share capital.

	Number of shares	Percentage
Legal and General Group plc	27,299,985	3.18%
Prudential plc	27,332,934	3.18%

Creditor Payment Policy
The company complies with the CBI Prompt Payment Code. The main features of the Code are that payment terms are agreed at the outset of a transaction and are adhered to; that there is a clear and consistent policy that bills are paid in accordance with the contract; and that there are no alterations to payment terms without prior agreement. The numbers of suppliers' days represented by trade creditors was 30 at 31 March 2003.

Auditors
A resolution to re-appoint KPMG Audit Plc as auditors, and to authorise the Directors to fix their remuneration, will be proposed at the forthcoming AGM.

Annual General Meeting
The 14th Annual General Meeting of the Company will be held on 24 July 2003 at 12 noon at the Dewars Centre, Glover Street, Perth. The Notice of Meeting is set out on pages 51 and 52.

By Order of the Board
Vincent Donnelly
Company Secretary
21 May 2003

The following is the report of the Board of Directors in compliance with the Directors' Remuneration Report Regulations 2002 (the Regulations).

Committee Membership
The Remuneration Committee comprises Ian Grant, who chairs the committee, Bruce Farmer, David Payne and Nick Timpson. Biographical details are given on page 43. During the year, the Committee met on four occasions, with full attendance at all but one meeting, when three members attended.

Where requested by the Remuneration Committee, the Chief Executive, Ian Marchant assists the committee in respect of those Directors reporting to him. The Director of Human Resources, Steve Waterton, provides information and advice on various issues relating to the Directors' remuneration, including comparative data drawn from published remuneration and benefit surveys, and advice on appropriate awards of bonuses and awards under the Deferred Bonus Scheme. The Committee also received advice from Towers Perrin and from Freshfields Bruckhaus Deringer (who also provided general legal advice to the Company during the year). These advisors were not appointed specifically by the Committee.

Company Policy on Executive Directors' Remuneration
The Remuneration Committee's composition, responsibilities and operation comply with Section B of the Combined Code annexed to the Listing Rules of the Financial Services Authority. In forming remuneration policy, the Committee has given full consideration to the best practice provisions set out in Section B1 of the Code.

The company's policy is to ensure that the Executive Directors are rewarded competitively in comparison with similar companies in order to attract, retain and motivate them to run the company effectively and meet the expectations of shareholders. This is done by providing remuneration consisting of basic salary, benefits, an Annual Bonus Scheme and a Deferred Bonus Scheme, which require the achievement of demanding performance targets.

This report sets out the company's policy on Executive Directors' remuneration for the year ended March 2003 and, so far as practicable, for subsequent years. There are no plans to change the current policy in 2003/04. However, the Remuneration Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Any changes in policy for years after 2003 will be described in future Directors' Remuneration Reports, which will continue to be subject to shareholder approval.

Annual Salary and Benefits
The Committee follows a broad principle that salaries should be consistent with those in comparable companies with variations to reflect individual performance, experience and job size.

Annual Bonus
The 2002/03 Annual Bonus Scheme for Executive Directors provides for cash bonuses of up to a maximum of 50% of basic salary, attributable approximately two-thirds to corporate performance based on achievement of profit targets and one-third to personal objectives. The personal objectives are based on a wide range of business activities. These include achieving targeted improvements in efficiency and reductions in costs, improvements in safety standards and in customer supply standards, and the development of new business areas such as renewable power generation. A number of these targets have been chosen because they are measurable against independently verifiable data within the industry. To achieve the maximum corporate element of bonus, performance had to exceed profit target by 7.5%. No corporate element of the bonus would have been payable if performance had fallen below 90% of target. It is intended to operate the Annual Bonus Scheme on the same basis for 2003/04 and subsequent years.

Deferred Bonus Scheme
The Deferred Bonus Scheme, which applies to Senior Managers and Executive Directors, is designed to contribute to increasing shareholder return and motivation of senior management over the longer-term. Participants are granted awards equivalent to a value equal to their actual short-term bonus. The value of the award is then adjusted by reference to three factors: the company's relative performance in terms of Total Shareholder Return ('TSR') over a three-year period (compared to the FT-SE 100); safety (which is externally verified and compared to other energy companies); and relative performance in terms of customer complaints, as recorded by the independent regulatory body, energywatch. Dependent on actual performance each factor gives a multiplier of between 0.7 and 1.35. A weighted average is then taken using TSR (40%), safety (40%) and customer complaints (20%), to create a single factor which is then applied to the award. Last year the factor was 1.28. The resultant amount is then used to determine the number of shares to be comprised in a share award to the employee based on the market value of the shares at the time of the award. The requisite shares will be purchased in the market by the independent trustees of the company's Employee Share Ownership Trust. These performance conditions, which apply to all participants in the scheme, were chosen because they were closely aligned with the interests of shareholders, customers and staff.

During the year the rules of the scheme were made more stringent for participants by providing that if participants resign in the period of 3 years following award, they lose all outstanding awards (rather than 50% of the awards, which was previously the arrangement). This change will apply to all future awards.

The shares under awards can normally be called for after three years, but can be called for earlier in exceptional circumstances such as retirement or redundancy.

All-Employee Share Schemes
Executive Directors are eligible to participate in the company's all-employee share schemes on the same terms as other employees. These schemes comprise:

(a) the Sharesave Scheme, a savings-related share option scheme available to all employees. This scheme operates within specific tax legislation (including a requirement to finance exercise of the option using the proceeds of a monthly savings contract of up to £250 per month), and, in common with all such schemes, exercise of the option is not subject to satisfaction of a performance target; and

(b) the Share Incentive Plan (SIP), under which employees allocate part of their pre-tax and national insurance salary to purchase shares up to a maximum of £125 per month. The company matches the first £30 worth of shares purchased by the employees in any month. The first purchases of shares by Directors took place in June 2002. The SIP operates within specific tax legislation.

In the past, the company operated a Discretionary Share Option Scheme, under which Senior Executives and staff were awarded options over shares. The options granted to the Senior Executives since 1996 were subject to the performance criterion of normalised earnings per share over a three year period showing average compound annual growth of at least 2% above the increase in the UK retail price index for that period. This criterion has been met and any remaining discretionary share options are now exercisable. This scheme has now been terminated and no options have been granted under this scheme since 1998.

Shareholding Policy

The company has adopted a policy that the Executive Directors and certain senior Executives should acquire and maintain a level of shareholding equivalent to one year's remuneration. This level should be attained within a reasonable timescale. It is also expected that all Directors should hold a minimum of 2,000 shares in the company.

Service Contracts

It is the company's policy that Executive Directors should have service contracts with the company which are terminable on 12 months' notice given by either party. Should the company need to consider termination of a service contract, it will have regard to all the specific circumstances of the case, with particular reference to the desirability of mitigation in respect of any compensation payment.

Due to changes in certain Executive positions during the year, the opportunity was taken to standardise the terms of service contracts with Directors. The key aspects of each contract are as follows:

The Executive Directors are employed under service contracts with the company each dated 31 March 2003. They are eligible under the contracts to participate in the company's Executive Directors' Bonus Scheme, the company's Sharesave or other employee share schemes and profit sharing schemes (if any). They are each entitled to a company car (or the cash equivalent), membership of the company's pension scheme, including life assurance cover equal to four times salary for himself, his wife and dependent children, and private health insurance for himself and his dependants.

The contracts are each for an indefinite term ending automatically on retirement date (age 60), but may be terminated by 12 months' notice given by the company and 12 months' notice given by the Director. Under arrangements agreed before the merger creating Scottish and Southern Energy was effected in 1998, David Sigsworth is entitled to retire on 12 month's notice after his 55th birthday, and receive a pension unreduced for early payment.

The company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to the basic salary which would have been received during the notice period (excluding any bonus and any other emolument referable to the employment).

In addition, the Director may elect to terminate the contract on one month's notice given within nine months following a change of control of the company. In these circumstances, the Director would become entitled to a lump sum payment equal to the aggregate of 125% of annual salary at the date of termination which includes 25% to compensate fairly for bonus and benefit entitlements.

The Remuneration Committee considers that the above arrangements are in the best interests of the company.

Remuneration and Pensions

The remuneration of Directors who served during the year was as shown on page 48.

All the Executive Directors participate in either the Southern Electric Pension Scheme or the Scottish Hydro-Electric Pension Scheme, which are funded final salary pension schemes. In relation to Executive Directors who are subject to the earnings cap imposed by the Finance Act 1989 (broadly, those becoming employed by a Group company since 1989), the company provides top-up (unfunded) arrangements which are designed to provide an equivalent pension on retirement at age 60 to that which they would have earned if they had not been subject to the earnings cap. Executive top-up plans exist which provide a possible maximum pension of two-thirds of final salary on retirement at age 60.

Non-Executive Directors

The remuneration of non-Executive Directors is determined by the Board, with the non-Executive Directors concerned not participating in this process. The non-Executive Directors are engaged under letters of appointment and do not have contracts of service. They do not participate in the Annual Bonus Scheme, Deferred Bonus Scheme, any of the share option schemes, or any Group pension scheme. Those non-Executive Directors who are members of the Audit Committee will now receive an additional annual fee of £5,000 in respect of their responsibilities as members of that Committee and the Committee Chairman will receive an additional annual fee of £10,000.

Performance Graph

The graph (below) charts the cumulative Total Shareholder Return of the company since 1 April 1998 compared to the FT-SE 100 Index over the same period. The company is a member of the FT-SE 100 Index, and this was considered to be the most relevant index for comparative purposes.

Scottish and Southern Energy plc Total Shareholder Return last five years


200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
31 Mar 98
31 Mar 99
31 Mar 00
31 Mar 01
31 Mar 02
31 Mar 03
SSE
FT-SE 100

The auditors are required to report on the information contained in tables A, B and D.

Table A – Directors' Emoluments

The emoluments of each of the Directors were as follows:

	Salary/fee £000	Bonuses £000	Benefits £000	Total 2003 £000	Total 2002 £000
Executive Directors					
Ian Marchant	350	142	19	511	408
Colin Hood	225	88	20	333	267
Gregor Alexander (ii)	75	57	8	140	–
Alistair Phillips-Davies (iii)	170	71	12	253	94
David Sigsworth	225	85	20	330	308
Jim Forbes (i)	514	–	12	526	786
Non-Executive Directors					
Bruce Farmer (Chairman)	200	–	–	200	180
Henry Casley	31	–	–	31	29
Ian Grant	57	–	–	57	52
Graeme Odgers	37	–	–	37	34
David Payne	31	–	–	31	29
Nick Timpson	31	–	–	31	29
Former Directors					
James Martin	–	–	–	–	349
Totals	1,946	443	91	2,480	2,565

(i) To date of retirement from the Board on 30 September 2002.
(ii) From date of appointment to the Board on 1 October 2002: Gregor Alexander's bonus of £57,000 was in respect of his employment for the full year.
(iii) In addition to the above, relocation costs of £63,000 have been charged and relate to the relocation to Scotland of Alistair Phillips-Davies following his appointment to the Board.

Table B – Retirement Benefits

Details of Directors' retirement benefits are as follows:

		Accrued benefit			Transfer value of accrued benefit			
			Increase in year					
	Years of industry service	At 31 March 2003 £000	Including inflation £000	Excluding inflation £000	At 31 March 2003 £000	At 31 March 2002 £000	Increase less directors' contributions £000	Increase in year excluding inflation £000
Ian Marchant	11	89	26	25	805	529	262	230
Gregor Alexander[1]	12	31	12	12	246	150	92	87
Jim Forbes[2]	38	509	110	104	7,228	5,659	1,484	1,436
Colin Hood	25	80	14	13	773	616	145	96
David Sigsworth	40	142	14	12	2,289	1,909	380	192
Alistair Phillips-Davies[3]	6	28	10	10	157	96	55	47

Members of the pension schemes have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table. The normal retirement age of Executive Directors is 60. In previous years' accounts, disclosures of these benefits have been made under the requirements of the Stock Exchange Listing Rules and the Combined Code. These Rules are still in place, but it is now also necessary to make disclosure in accordance with the Directors' Remuneration Report Regulations 2002. The information above sets out the disclosures under the two sets of requirements.

The following is information relating to the Directors' pensions of David Sigsworth and Gregor Alexander.
(i) Dependants' pensions on death are half of members' pension entitlements, together with a capital sum equal to four times pensionable pay. On death in retirement, the Director's spouse will receive a pension equal to half of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.
(ii) All benefit payments are increased annually by the movement in the UK Retail Price Index.

The following is information relating to the Directors' pensions of Jim Forbes, Colin Hood, Ian Marchant and Alistair Phillips-Davies.
(i) Dependants' pensions on death are four-ninths of the member's pensionable pay, together with a capital sum equal to four times pensionable pay. If death occurs after attaining the age of 55 an additional lump sum between three to five times notional pension is payable dependent upon age and length of service. On death in retirement, the Director's spouse will receive a pension equal to two-thirds of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.
(ii) Post retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% per annum and discretionary above that level).

Notes:
1. Gregor Alexander joined the Board on 1 October 2002. His entitlement is calculated on the amounts and values at 1 October 2002 and those accrued over the period 1 October 2002 to 31 March 2003.

2. Jim Forbes retired as a Director on 30 September 2002 and his transfer value has been calculated as at that date.

3. Ian Marchant, Alistair Phillips-Davies and Gregor Alexander have unfunded retirement benefits for salary above the Inland Revenue cap which are included in their pension benefits above.

Table C – Directors' Interests

The interests of the Directors, all of which are beneficial, in the ordinary shares of the company on the dates shown were as follows:

	31 March 2003		1 April 2002	
	Shares held	Shares under option	Shares held	Shares under option
Gregor Alexander	6,161	14,435	3,794*	21,791*
Henry Casley	106,852	0	121,827	0
Bruce Farmer	9,106	0	9,106	0
Ian Grant	5,000	0	3,000	0
Colin Hood	13,197	39,232	12,949	23,125
Ian Marchant	47,959	34,635	35,147	29,424
Graeme Odgers	15,900	0	15,000	0
David Payne	8,000	0	8,000	0
Alistair Phillips-Davies	8,099	11,819	4,070	7,900
David Sigsworth	49,501	48,078	51,191	62,470
Nick Timpson	13,351	0	13,351	0

* At date of appointment to the Board on 1 October 2002.

From 31 March 2003 to 21 May 2003, the following changes to the interests of Directors took place:
Under the Share Incentive Plan, on 30 April 2003 Ian Marchant, Colin Hood, David Sigsworth and Gregor Alexander each acquired 25 shares, and Alistair Phillips-Davies acquired 24 shares.

A further analysis of the Directors' shares under option as at 31 March 2003, and options granted and exercised during the year, is set out below. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of Directors' shareholdings and options to subscribe for shares.

Table D – Directors' Share Options

	Option scheme	Options at 1 April 2002	Awarded during year	Options exercised	Closing price at date of exercise (pence)	Options at 31 March 2003	Weighted average option price per share (pence)	Normally exercisable
Ian Marchant	Savings-related	3,133	–	–	–	3,133	538	
	Deferred bonus	26,291	24,162	7,878††	645	31,502	*	8/02-7/12
				13,173††	616			
Colin Hood	Savings-related	3,543	–	–	–	3,543	476	10/05-5/07
	Deferred bonus	19,581	16,108	–	–	35,689	*	8/02-7/12
Gregor Alexander	Discretionary	16,084†	–	6,084	659	10,000	547	6/01-6/08
	Savings-related	949†	–	–		949	489	10/03-03/04
	Deferred bonus	4,758**	–	1,350††	616	3,486	*	8/03-7/12
Alistair Phillips-Davies	Savings-related	3,171	–	–	–	3,171	532	9/04-2/05
	Deferred bonus	4,729	9,866	1,163††	645	8,648	*	8/02-7/12
				5,213††	616			
David Sigsworth	Discretionary	30,000	–	30,000	659	–	547	6/01-6/08
	Savings-related	2,110	–	2,110	677	–	327	10/02-3/03
	Deferred bonus	30,359	17,719	–	–	48,078	*	8/03-7/12
Jim Forbes	Savings-related	2,537	–	1,704	640	–	532	–
	Deferred bonus	102,655	47,196	–†††	–	–	–	–

**£1 per grant (nominal £1 to each for all awards under the grant). No price was paid for the award of any option.*

**As at date of appointment to the Board, including grant of 2,544 during the year.

†At date of appointment to the Board on 1 October 2002.

††Shares exercised under the Deferred Bonus Scheme included the following arising from dividend reinvestment: Ian Marchant – 2,100 shares, Alistair Phillips-Davies – 429 shares. Gregor Alexander – 78 shares.

†††In connection with the vesting of his rights under the Deferred Bonus Scheme on his retirement, Jim Forbes on 24 September 2002 waived without payment his right to call for 159,004 shares under the company's Deferred Bonus Scheme. Subsequently, the Trustee of the Scottish and Southern Energy Employee Trust transferred the 159,004 shares which could otherwise have been called for by Jim Forbes on his retirement (having a market value of £6.40 per share on that date) to a separate employee trust to be held for the benefit of Jim Forbes and his family.

Under the rules of the Deferred Bonus Scheme, for awards prior to 2003, up to 50% of awards can be called for prior to three years from date of award, provided the shares are retained (subject to any sale to discharge tax liability) until three years have elapsed.

Ian Marchant, Gregor Alexander and Alistair Phillips-Davies elected to exercise their right to call for 50% of the shares under the Deferred Bonus Scheme awards granted in 2002.

The closing market price of the shares at 31 March 2003 was 636p and range for the year was 696p to 585p. The options granted during the year were granted under the Deferred Bonus Scheme.

The aggregate amount of gains made by Directors on the exercise of share options during the year was £229,527 (2002 – £513,124). Under the Deferred Bonus Scheme, the aggregate value of the shares placed in trust for Directors in the year to 31 March 2003 was £747,831 (2002 – £609,599). The aggregate amount of gains made by the highest-paid Director, Ian Marchant was £131,958 (2002: Jim Forbes – £823).

This report was approved by the Board and signed on its behalf by:

Ian Grant
Remuneration Committee Chairman

Notice of Meeting

NOTICE IS HEREBY GIVEN that the FOURTEENTH ANNUAL GENERAL MEETING of Scottish and Southern Energy plc will be held at the Dewars Centre, Glover Street, Perth, PH2 0TH on Thursday, 24 July 2003 at 12 noon for the following purposes:

To consider and, if thought fit, pass the following resolutions which will be proposed as Ordinary Resolutions:

Resolution 1
to receive the Audited Accounts for the year ended 31 March 2003 together with the Reports of the Directors and auditors thereon.

Resolution 2
to approve the Board Remuneration Report for the year ended 31 March 2003.

Resolution 3
to declare a final dividend in respect of the year ended 31 March 2003 of 24.5 pence per ordinary share.

Resolution 4
to elect Gregor Alexander a Director of the company.

Resolution 5
to elect René Médori a Director of the company.

Resolution 6
to elect Susan Rice a Director of the company.

Resolution 7
to elect Sir Robert Smith a Director of the company.

Resolution 8
to re-elect Colin Hood a Director of the company.

Resolution 9
to re-elect David Payne a Director of the company.

Resolution 10
to re-elect David Sigsworth a Director of the company.

Resolution 11
that KPMG Audit Plc be appointed auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the company, at a remuneration to be fixed by the Directors.

Resolution 12
that the maximum annual amount permitted to be paid in fees to Directors under Article 89 of the company's Articles of Association be and is hereby increased from £250,000 to £400,000.

To consider and, if thought fit, pass the following resolutions which will be proposed as Special Resolutions:

Resolution 13
that the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 ('the Act') to allot equity securities for cash pursuant to the authority conferred by Resolution 14 passed by the company on 29 July 1999 as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of £21,452,330;

and shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution or 29 July 2004, whichever is earlier, save that the company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression 'equity securities' and references to allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

Resolution 14
that, pursuant to Article 12 of the Articles of Association, the company is generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 50p each in the capital of the company provided that:

(i) the maximum number of ordinary shares authorised to be purchased is 85,809,319;

(ii) the minimum price, which may be paid for an ordinary share, is 50p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105 per cent of the average of the mid-market quotations for an ordinary share of the company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the ordinary share is purchased;

(iv) the authority hereby conferred shall expire 15 months after the date of the passing of this resolution or at the conclusion of the next Annual General Meeting of the company following the passing of this resolution, whichever first occurs, unless such authority is renewed prior to such time; and

(v) the company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

By Order of the Board
Vincent Donnelly
Company Secretary
17 June 2003

Registered Office:
Inveralmond House
200 Dunkeld Road
Perth PH1 3AQ

Notes to the Notice of Meeting

1. Only holders of ordinary shares on the register at close of business on 22 July 2003 may attend and vote in respect of the number of shares registered in their name at that time. A shareholder of the company is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a shareholder. A Proxy Form is enclosed with this Notice. The Proxy Form, duly completed and signed, together with any power of attorney or other authority under which it is signed or a notarially certified copy thereof, must reach the registrar of the company, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB, not later than 12 noon on 22 July 2003.

   Alternatively, you can submit your proxy vote electronically. Further information can be found in the Guidance Notes on the reverse of the Proxy Form.

2. The following documents will be available for inspection at the registered office of the company during normal business hours on any weekday (public holidays excepted) from the date of this Notice until the date of the Meeting and thereafter at the place of the Meeting from 11.45 a.m. until the conclusion of the Meeting:

(i) the register of Directors' share interests kept pursuant to section 325 of the Companies Act 1985; and

(ii) copies of Directors' service contracts.

3. The Audited Accounts are set out on pages 20 to 42; The Board Remuneration Report is set out on pages 46 to 50; Details of the total dividend for this year is set out in the Directors' Report on page 45; Biographical details of the Directors are set out on page 43; and Explanations of Resolutions 12, 13 and 14 are set out in the Directors' Report on page 45.

Shareholder Information

Communication with Shareholders

The Group attaches considerable importance to the effectiveness of communication with shareholders. A full Annual Report and Accounts and/or concise Annual Review and Summary Financial Statement are issued to shareholders. A separate Environment Annual Report is also published. Further copies of these documents are available from the company or by accessing the company's website at www.scottish-southern.co.uk.

The company's website has a dedicated shareholder information section containing share information, a share price history plus a direct link to the Registrar. In addition, relevant forms can be downloaded straight from the website.

Shareholders may also attend the Annual General Meeting at which key business developments during the financial year are highlighted and at which shareholders will have the opportunity to ask questions.

The Chief Executive and Finance Director adopt an active programme of contact with institutional shareholders and brokers, including presentations after the interim and preliminary results and visits to the Group's facilities and briefings on the Group's business.

Financial Calendar

Annual General Meeting	24 July 2003
Ex dividend date	3 September 2003
Record date	5 September 2003
Final dividend payable	26 September 2003
Interim announcement	6 November 2003*

The Group's half year results will be published on the company's website at www.scottish-southern.co.uk on 6 November 2003* and in the Independent newspaper on 7 November 2003,* and will detail the ex dividend and record dates for the interim dividend payable in March 2004. The half year results are not distributed to individual shareholders.

*Provisional dates

Shareholder Enquiries

For further information about your shareholdings, please contact:

Computershare Investor Services PLC
Owen House
[illegible] Bankhead Crossway North
Edinburgh
[illegible] 4BR

Telephone: 0870 702 0125
Email: web.enquiries@computershare.co.uk
Website: www.computershare.com

SOUTHERN ELECTRIC

SWALEC

Scottish Hydro-Electric

For further information about
Scottish and Southern Energy
please contact:

Scottish and Southern Energy plc
Corporate Communications
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: 01738 456000
Facsimile: 01738 457005
E-mail: info@scottish-southern.co.uk
Website: www.scottish-southern.co.uk

Registered in Scotland No. 117119

Available literature 2003


SAFE
FOCUSED
RESPONSIBLE
SAFE
FOCUSED
RESPONSIBLE
SAFE
FOCUSED
RESPONSIBLE
SAFE
FOCUSED
RESPONSIBLE
SAFE
FOCUSED
RESPONSIBLE

Annual Report and Accounts 2003
In the financial year to 31 March 2003, Scottish and Southern Energy achieved pre-tax profits of more than £600m. On that date, SSE was the 34th largest company in the FT-SE 100 by market capitalisation.

Annual Review 2003
As a utility company, Scottish and Southern Energy focuses on delivering consistent, year-on-year increases in the dividend payable to shareholders. The dividend per share has grown by an average of 8% a year between 1999, when SSE first reported results, and 2003.

Environment Annual Report 2003
In the 7th Business in the Environment Index of Corporate Environmental Engagement in 2003, Scottish and Southern Energy achieved 'Premier League' status with 'exceptionally strong' environmental management.

Environment Profile 2003
In its management of environmental issues, Scottish and Southern Energy focuses on use of resources, pollution control, waste management and ecology and amenity.

Corporate Profile 2003
Scottish and Southern Energy has said its future development will be based on the delivery of solid, sustainable performance in generation, transmission, distribution and supply as well as its other businesses.

Scottish and Southern Energy plc

STRENGTH

EFFICIENCY

GROWTH

Annual Report and Accounts 2001

Financial Highlights

Operating profit up 7.8% to £655.8M*

Profit before tax up 5.8% to £556.1M*

Earnings per share up 7.2% to 50.9p*

Full year dividend up 9.1%

Dividend cover of 1.7 times

Gearing at 73.3%

Interest cover of 6.9* times

23% reduction in controllable costs

*Before goodwill on SWALEC acquisition.

Group turnover
£M


2,809.2
3,047.9
3,585.6
1999
2000
2001

Group operating profit
£M


546.6*
608.2
655.8*
1999
2000
2001

*Before exceptional item (1999)
and amortisation of goodwill on

Interest cover
times


6.5*
7.1
6.9*
1999
2000
2001

*Before exceptional item (1999),
amortisation of goodwill and

Adjusted earnings
per share
pence


41.1
47.5
50.9*
1999
2000
2001

Compound Annual Growth

This has been another very good year for Scottish and Southern Energy both financially and operationally

This has been another very good year for Scottish and Southern Energy. We have delivered on our ambitions to expand further in energy supply. We have extended our portfolio of generation assets. We have exceeded our own expectations on the synergy savings which we believed we could achieve. We have improved our operational efficiency and the standard of service we offer our customers. Last, but not least, we raised our dividend target for this five year period – above most other UK utilities – because of our continued efficiency improvements and our confidence in the growth prospects for the Group.

We were delighted to complete the acquisition of the SWALEC energy supply business from British Energy in August 2000. This was in line with our strategy to grow our overall share of the UK energy market. We now have around four million electricity and one million gas customers and we have increased our targets to six million electricity and two million gas customers.

The synergy savings achieved by the Scottish and Southern Energy merger are now anticipated to reach £120M, well ahead of our original £95M target and we are confident we will achieve a further £20M of annual savings as a result of the SWALEC acquisition.

Our generation assets include the most flexible and efficient power stations in Britain. The second Seabank station came into commercial operation in the year as did the repowered Peterhead station. Overall our power stations had another year of improved operational efficiency with similar levels of availability to the previous year.

Operationally we have made further significant strides this year. The final transfer of all our Scottish electricity customers to our Customer Service System (CSS) was completed. Plans to transfer our gas customers and then our SWALEC customers onto CSS are now well advanced.

We faced exceptionally severe weather in England in October and then in February in Scotland. Despite these challenges we improved the quality of service which we offer our customers. Our two key measures are failures against the Regulator's Guaranteed Standards of Service and Customer Minutes Lost (the amount of time customers are without supply each year). Failures against Guaranteed Standards saw another significant improvement. Scotland delivered the best ever performance for Customer Minutes Lost, while England was well ahead of our Ofgem (Office of Gas and Electricity Markets) target.

We are delighted that this excellent operational performance is reflected in our financial results. Profit before tax, before goodwill on SWALEC, shows a 5.8% increase and earnings per share are up 7.2%. This is a significant achievement considering the impact of the price reviews. Consequently, the Board has recommended a full year dividend of 30p, an increase of 9.1%. Dividend cover remains at a healthy 1.7 times.

We raised our dividend target for this five years and recommend a full year dividend of 30p, up 9.1% on last year

With the integration of Scottish and Southern Energy accomplished, the synergy savings we have achieved and the successful acquisition of SWALEC, there is a high level of confidence within the Group. We remain determined to lead Britain's utility sector as the most efficient operator of both distribution and supply, delivering an improved service for our customers and a higher return for our shareholders.

We continue to review opportunities to create further value for our shareholders. Britain will be our primary focus for future expansion in the short-term, but we are investigating overseas markets, particularly in the USA, so that we will be well placed to respond to opportunities there.

We remain convinced that the nil premium merger of equals delivers the best value for shareholders in regulated utilities and that is our primary goal. However, we would not rule out acquisition where prices for assets are at a level which allows us to create value.

The financial strength of the Group places us in the enviable position of having a number of options open to deliver value for our shareholders – either by pursuing further growth through merger or acquisition or by returning value.

During the course of the past year, a number of members of our Board retired, and I would like to take this opportunity to pay tribute to them. Lord Wilson of Tillyorn, who so capably led us through the period of integration which created Scottish and Southern Energy, retired in November. Peter Stormonth Darling one of our other non-Executive Directors and two Executive Directors, Ian McMillan our Power Systems Director and Jim Hart our Commercial Director, also retired. On behalf of the Group, I would like to thank them most sincerely for their contribution and wish them and their families well in the future.

The last word must once again go to our staff who have excelled themselves. It is thanks to their diligence and commitment that we can report better than expected synergy savings, customer service, operational performance and efficiency. They are ably led by Jim Forbes and his senior management team. The Board is confident that, together, they will keep Scottish and Southern Energy at the forefront of the developing energy markets.

Bruce Farmer CBE
Chairman

Adjusted earnings per share up 7.2% on the previous year to 50.9p

Dividend history	
payment dates	pence
26 March 1999	7.7
1 October 1999	18.0
24 March 2000	8.3
29 September 2000	19.2
26 March 2001	9.0
28 September 2001	21.0

Overview

Scottish and Southern Energy is now firmly established as a major force in Britain's energy markets and has maintained its strong financial performance. Three major milestones were achieved during the last financial year:

- the successful acquisition of the SWALEC energy supply business from British Energy taking our customer base close to four million electricity and one million gas customers;
- the completion of our integration which has achieved higher than expected synergy savings, higher levels of efficiency and improved standards of customer service; and
- the second power station at Seabank and our repowered station at Peterhead both came into commercial operation, contributing positively to financial performance and giving significant flexibility to our generation portfolio.

Group operating profit before goodwill of £5.7M on the acquisition of SWALEC rose £47.6M to £655.8M, an increase of 7.8%. Growth in operating profit in generation and supply in England & Wales, along with significant synergy savings, have been the main drivers. This is an excellent performance given that we were in the first year of a new distribution price control.

We are delighted to report earnings per share up 7.2% on the previous year to 50.9p, after goodwill earnings per share amounted to 50.2p, an increase of 5.7%. With this confident performance within the Group, the recommended full year dividend is 30p, a 9.1% increase on last year, ahead of our new target.

Operationally we have delivered the best ever network reliability in Scotland. In England, our underlying performance was well ahead of the Regulator's targets. We have once again significantly improved our performance against the Regulator's Guaranteed Standards of customer service across the Group.

This repeats our strong operational and financial performance of the previous year and places the Group in an excellent position to achieve further improvements in the years ahead.

The Scottish and Southern Energy Group remains clearly focused on its core strengths:

- delivering leading edge customer service in the utility sector;
- maximising shareholder return in regulated and competitive energy markets;
- continuing our leadership in efficiency in the operation of our network assets;
- keeping our generation portfolio at the forefront of thermal and cost efficiency, flexibility, environmental attractiveness and maintaining a diverse fuel mix;
- growing our share of the mass market energy supply business to maintain our lead as one of the largest and most efficient suppliers in Britain;
- managing uncertainty in electricity trading especially within the New Electricity Trading Arrangements (NETA) for England & Wales; and
- creating shareholder value through a disciplined approach to mergers and acquisitions.

Power Systems controllable costs have dropped a further 25% in Scotland and 18% in England to maintain our lead at the frontier of efficiency

Our future growth will focus on these key areas, in Britain in the first instance. A nil premium merger of equals or prudent acquisition of distribution, supply or generation assets is our first priority. We will adopt exactly the same approach in reviewing similar options in the US and Europe.

Operating Review

Power Systems

Our Power Systems division is responsible for managing over 120,000kms of overhead lines and underground cables. It serves 3.3 million customers and is the largest electricity distribution network in Britain covering over a third of the landmass.

Following the most recent Regulatory price review, our Power Systems division has focused on achieving further efficiencies to ensure that it continues to deliver well above the notional 6.5% rate of return on its regulatory asset base allowed by our industry Regulator, Ofgem. Controllable costs have dropped a further 25% in Scotland and 18% in England to maintain our lead at the frontier of efficiency in Britain. There was a 4.1% increase in units distributed in England, one of the highest rises for some years. The corresponding figure for Scotland was an increase of 2.7%.

April 2000 saw the beginning of a new five year investment programme agreed with Ofgem. We will once again target our expenditure in the areas which will benefit our customers most. In preparation for the Regulator's new Incentives and Information Project, we have focused our attention on establishing the foundations for the new performance targets which will feature in this:

- recording and reducing the number of transient faults customers experience;
- identifying and addressing the worst served customers; and
- managing demand growth and system security, particularly in the south where growth is well above the national average.

Around £700M will be spent over the next five years to make our electricity network even more robust, reduce the number of faults and further improve the quality of supply our customers enjoy. Upgrading existing supplies and automating our networks so that faults are restored as quickly as possible, will be priorities.

In England the programme to replace our rural network continued with over 1,800kms of our high voltage overhead lines refurbished.

On our low voltage network, in areas where overhead lines are susceptible to tree damage these are being replaced with aerial bundled conductor, improving both the visual aspect of the electricity supply and its quality. Another 340kms have been replaced in the past year.

In urban areas we have maintained a heavy programme of network automation with another 135 substations completed. This allows faster restoration of supply for our customers.

Our investment of £120M in a 385MW power station at Seabank was completed in December 2000, on time and to budget

In Scotland another 1,785kms of high voltage rural network has been refurbished, along with just over 400kms of the low voltage system. Amongst many of the interesting projects completed last year was a £780,000 upgrade to supplies to 480 customers in Bowmore, Trudernish and Muir of Oa on the island of Islay. Crossing sites of special scientific interest, archaeological importance and RSPB reserves meant balancing improvements to quality of supply and protection of the environment.

Over the course of the last year our networks, both north and south, have suffered some of the most severe weather for many years.

In October the south of England was hit by severe winds similar to those in 1987. Despite the severity of the damage during this storm, the additional resilience built into the network as a result of our investment in refurbishment and automation meant there were fewer faults. The early deployment of our men and materials in advance of severe weather arriving, despatching our rapid response teams, using flexible mobile generation to restore supplies and our ability to send teams from Scotland, allowed us to repair the damage in a third of the time taken in 1987.

In Scotland, the severest weather of the winter hit during February 2001, more severe than the Christmas and New Year of 1995-96. Over 135,000 customers were affected but once again, thanks to our heavy investment programme, our network experienced fewer faults and our rapid response teams had all customers reconnected within 48 hours. Our teams were then able to head south to help ScottishPower and Northern Electric with the extensive damage caused to their networks.

In line with Ofgem's timetable for the separation of our regulated businesses, we have renamed our transmission and distribution business. It now operates under the S+S brand while Southern Electric, Scottish Hydro-Electric and SWALEC will continue as our three strong regional supply brands. There will be absolutely no change in the quality or range of services which our customers receive.

Generation

Scottish and Southern Energy now accounts for around 10% of the British generation market following the completion of a second power station at Seabank near Bristol. Our generation portfolio is the youngest, most diverse, efficient and flexible of all the major British generators. Close to 95% of our portfolio now operates at thermal efficiencies of 50% and over.

Our thermal assets now include combined cycle gas turbine power stations at Keadby, which is wholly owned, Barking, Medway, Derwent and our two power stations at Seabank in which we have equity stakes. We also have a number of embedded generation assets, mainly open cycle gas turbine stations and combined heat and power plant.

Our investment of £120M in a 385MW power station at Seabank was completed in December 2000, on time and to budget. Alongside our existing power station on the same site this gives us 1,135MW of the most thermally efficient and flexible generation plant in Britain. Both stations have performed very well and have provided us with significant opportunities to maximise value

In August 2000 we were delighted to complete the acquisition of the SWALEC energy supply business from British Energy for £210M

During the course of last year we invested £9M to create a 25MW black start facility alongside our power station at Keadby. This provides a valuable commercial service to the National Grid and it also allows us to run Keadby in a more flexible mode in response to price fluctuations in the wholesale electricity and gas markets.

In Scotland the highlight of the past year was the successful completion of the repowering project at Peterhead power station and the start of full commercial operation for the new plant. This is a significant achievement for the Group and was the first major repowering to be completed in Britain. HRH The Prince of Wales formally opened the station in October 2000 praising the environmental benefits of the project which increased the thermal efficiency of the plant from 35% to 57%. This reduces the station's fuel intake by 20% and the drop in emissions is the equivalent to removing 400,000 cars from Britain's roads. In addition the station is now one of the most flexible in Britain.

Scottish and Southern Energy is the largest generator from renewable resources in Britain, accounting for over 50% of the nation's renewable generation capacity. In Scotland we had one of our driest years for sometime and hydro output was 20% below average. In the past year we completed the £10M refurbishment of the Rannoch hydro station which was opened by Scottish Industry Minister Alasdair Morrison and commenced work on the 3MW hydro station at Culleig, our first new station for 40 years. We are continuing discussions with the Government about the future fiscal regime for hydro stations and the outcome of these will determine our future investment programme.

Thermal plant performance, availability and reliability was consistently as good as last year, an impressive performance in light of the Peterhead repowering project.

We have committed to a number of new generation projects since the end of the financial year, including our first investment in wind power, an 11MW farm at Tangy near Campbeltown on the west coast of Scotland. We have also commenced work on a 10MW power station fired by coal mine methane at Wheldale near Leeds. This is in partnership with Alkane who will build, operate and maintain the methane extraction plant, while we install the 10MW gas engine plant.

Supply

Scottish and Southern Energy aims to maintain its position as one of the largest and most efficient suppliers of electricity and gas in Britain's energy markets.

In August 2000 we were delighted to complete the acquisition of the SWALEC energy supply business from British Energy for £210M. This took our customer base close to four million electricity and one million gas customers, making us one of the largest suppliers. It also gave us a portfolio of three of the strongest regional brands in Britain covering England, Wales and Scotland; Southern Electric, SWALEC and Scottish Hydro-Electric.

Emissions SO_x


g/kWh
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
3.521*
1.705
1.121
1998
2000
2001
SSE emissions SOx
UK average emissions SOx
*Latest UK figures available.

Emissions NO_x


g/kWh
1.5
1.0
0.5
0
1.196*
0.827
0.729
1998
2000
2001
SSE emissions NOx
UK average emissions NOx
*Latest UK figures available.

Emissions CO_2


kg/kWh
0.5
0.4
0.3
0.2
0.1
0
0.489*
0.441
0.403
1998
2000
2001
SSE emissions CO2
UK average emissions CO2
*Latest UK figures available.

Customer service against the Regulator's Guaranteed Standards showed another year of outstanding improvement

The experience gained from transferring the Scottish Hydro-Electric customers to the Group's Customer Service System has prepared us well for the SWALEC customer integration. We will have completed the transfer of all electricity and gas customers by autumn 2001 allowing us to achieve significant economies of scale. Integration of our customer service functions across our four major sites, Portsmouth, Basingstoke, Perth and Cardiff will also be completed in this timescale. As a result, we have identified the potential for £20M of annual synergy savings from the SWALEC acquisition. In addition we announced in February 2001 that our SWALEC customer service centre would transfer to a new purpose built centre at Cardiff Gate by September 2001.

Scottish and Southern Energy has the lowest cost to serve and amongst the most competitive electricity purchasing costs of all the major British energy companies. This positions us well for future growth in this highly competitive market.

In the competitive market we have continued to focus on minimising our customer losses while broadening our base of domestic, industrial and commercial customers. This strategy has allowed us to hold steady our customer numbers in a highly competitive environment. Our losses in all three regional areas remain below the national average and we have continued to use a variety of routes to market to secure customers throughout Britain. We now have close to four million electricity customers and we have enjoyed considerable success in the gas markets with close to one million customers now purchasing their gas from the Scottish and Southern Energy Group.

We have continued to develop a number of affinity partnerships with leading British brand names such as Argos Premier Points, AirMiles, RSPB and now BTopenworld, one of the busiest internet sites in Britain. These open up new markets for the sale of our energy products or provide a means of rewarding the loyalty of our existing customers. We now have 140,000 customers registered through these affinity partnerships.

NETA

The most significant change in the British energy markets in the past year has been the introduction of the New Electricity Trading Arrangements (NETA) in England & Wales. Our systems, assets and people were ready for its introduction on 27 March 2001.

The introduction of NETA has created additional volatility and uncertainty in the wholesale energy and balancing markets in the short to medium-term. Flexibility is key to ensuring that we can maximise our position in the short-term balancing market. We have structured our portfolio of wholesale gas and electricity contracts accordingly, and maximised the flexibility of our power stations. We have around 1,500MW of generation capacity in England which is capable of being rapidly adjusted up and down to balance our position. In advance of the introduction of NETA we proved this flexibility on a number of occasions. Our 24-hour trading capability which monitors movement in the wholesale energy markets as well as plant availability has also been critical to our responsiveness to NETA. Our strategy over the medium to long-term is to remain long in supply and short in generation and this has stood us in good stead. With the flexibility we have in the Group we are confident we can continue to create value in this new trading environment.

We are now close to completing our £45M investment programme to install 2,200kms of fibre optic cable

Customer Service

Customer service against the Regulator's Guaranteed Standards showed another year of outstanding improvement. The performance was 80% better in Scotland and over 10% better in England, setting a new record with failures now under one per 100,000 customers. We aim to maintain our exceptionally high standard of performance and are delighted that our customers are benefiting from this.

Over the course of the last year our electricity networks experienced some of the most severe weather for many years. In Scotland we have once again seen a further reduction of 10% in customer minutes lost, giving us the best network performance ever despite the storms in February. In England, the October storms were almost as severe as those of 1987, but our improved working practices and capital investment meant that we restored customers in a third of the time taken in 1987. Network performance remained ahead of Ofgem's targets once corrected for the storms.

These achievements, year on year, are a tremendous tribute to our staff who constantly strive to find new ways of improving the service we offer our customers. This commitment means that Scottish and Southern Energy retains one of the best customer service records in Britain.

Guaranteed standards failures

number


170
45
17
1999
2000
2001

Group customer minutes lost

minutes


94
88
84
70
66*
1997
1998
1999
2000
2001

*Once corrected for the October storms.

Telecoms

We are now close to completing our £45M investment programme to install 2,200kms of fibre optic cable on our Power Systems network. This has provided valuable links between key cities in both the south of England and the north of Scotland (such as Reading, Slough, Southampton, Portsmouth, Perth, Dundee and Aberdeen) where it has proved difficult for supply to keep pace with demand. We have also completed the links from our own network to London, Bristol and Glasgow.

This investment has provided capacity for a number of major customers who transport high volumes of data by fibre optic networks. UKERNA, which co-ordinates Britain's educational infrastructure, has bought capacity from us to link the main university research centres of Oxford with Rutherford Appleton, while LeNSE, the Learning Network South East, has done the same, linking 10 universities to create a virtual university. The Isle of Wight Cable and TV Company, Aberdeenshire Council and major North Sea oil producers are also taking advantage of this new infrastructure.

In the past year we have also extended our telecoms offering to include access to our electricity network infrastructure of around 15,000 pylons and 2,000 sites, of which 800 should be commercially viable. This provides an attractive opportunity for the installation of masts for mobile phone providers. It reduces the requirement for greenfield sites to be developed and has been welcomed by local planners. Vodafone, BT Cellnet, One2One, Orange, Hutchison, Thus and Atlantic Telecom are all taking advantage of this. Due to our existing commitment to maintain these sites for our own electricity network, we have also been able to extend our offering to these customers to include installation, operation and maintenance. We concluded contracts worth close to £10M with Telewest, Energis and One2One.

Our contracting subsidiaries have completed their most successful year

We have been able to harness the advantage which our existing electricity network offers for telecoms, with low installation costs. We will continue to realise the value of this asset and we will actively consider how we can best maximise value to the further advantage of our shareholders.

Other Businesses

Our contracting subsidiaries have completed their most successful year, capitalising on the range of specialist services they offer. This has included prestigious contracts, for example, the refurbishment of Motorola's offices at Stockley Park in West London where Thermal Transfer, SEC and SEC Datacom worked in close partnership. Thermal Transfer also joined forces with SEC for an £11M contract for the Ministry of Defence in Andover and with Hydro Contracting they are building a £6M drug manufacturing plant in Scotland for Sigma.

Thermal Transfer is involved in a £42M project to build a production facility at Gowkley Moss near Edinburgh, for PPL Therapeutics. This new facility will produce ground-breaking treatments for cystic fibrosis and other lung disorders.

Our new connections business has had an extremely successful year. We connected 3,500 properties to gas pipelines and installed multi-utility connections for a number of Britain's leading housebuilders including Wimpey, Beazer, Persimmon and Barratts. We have also acquired a number of private networks which we are now managing for W.H. Smith, Transco, Marconi and Leyland Business Park.

e-commerce

During the past year we have made good progress in the development of our e-commerce platform for the Scottish and Southern Energy Group. We remain convinced that the winners in e-commerce will include traditional companies who use this new technology to reduce further their costs and to capitalise on their strong relationship with their existing customer base. In view of the turbulence in this market over the past year, our prudent approach has been justified.

Just over a year ago we launched an internet based service for our Southern Electric industrial and commercial customers. This included flexible internet billing and half hourly data. This has now been extended to Scottish Hydro-Electric and SWALEC customers with very positive results. We have further developed this service to provide analytical graphics for customers, tracking their usage.

New customers wishing to sign up with either SWALEC, Scottish Hydro-Electric or Southern Electric can now do so on-line. To date there have been relatively modest volumes of business from this new route. BTopenworld, one of the busiest internet portals in Britain, is now selling our energy under the BT brand. This partnership will give us a clear indication of how interested customers are in transacting with us via the web.

We continue to lead Britain's electricity industry in safety, with an impressive reduction of 50% in reportable and lost time injuries

Our internet based retail offering, hienergyshop.co.uk, which offers over 1,500 domestic appliances at discounts of up to 20% on high street prices, has enjoyed considerable success. It is being promoted to our energy customers and has attracted close to 5,000 sales in its first full year, worth £1M.

Simple2.co.uk is Scottish and Southern Energy's first move into financial services. As an independent financial adviser, it is building on the value of our existing customer base of close to five million, by extending the range of products we offer to them.

Simple2 has captured a lead in the sale of stakeholder pensions. It offers British businesses a health check to determine if they are compliant with new Government legislation introduced on 6 April 2001, and then a stakeholder compliant environment for their staff if required. Simple2 is unusual in that it will offer customers a range of pensions from a number of Britain's leading suppliers including Scottish Amicable, Scottish Equitable, Friends Provident and Norwich Union. It has also recently been selected by BTopenworld as the stakeholder pension provider for its 750,000 business customers. Close to 1,000 employees have now signed up to purchase stakeholder pensions through Simple2.

Safety

Scottish and Southern Energy continues to lead Britain's electricity industry in safety, reflecting the high priority given to the safety of our staff, contractors, customers and the communities we serve.

There was an impressive reduction of 50% in reportable and lost time injuries for Scottish and Southern Energy last year. We have now completed our first full year following the retraining of all our managers in injury prevention.

Our subsidiaries have also reported an improved performance with MPB winning its first RoSPA Gold Award for Safety, to add to those from other parts of the Group.

Environment

Scottish and Southern Energy continues to take its responsibility very seriously, understanding that its core business, the generation and distribution of electricity, has a major impact on the environment.

The completion of the repowering of Peterhead power station has been our major environmental achievement of the past year. The dramatic reduction in CO_2 emissions which this has delivered is the equivalent to taking 400,000 cars off the road in Britain.

In our partnership with RSPB to sell green energy, we make a contribution for each electricity and gas customer who signs up with RSPB Energy. We are delighted that the funds raised have enabled the RSPB to purchase two sites, North Warren Nature Reserve in Suffolk and The Ouse Washes Nature Reserve in Cambridgeshire, which are important for bitterns, bewick and whooper swans, teal, pintail and wigeon ducks threatened by climate change.

Three day lost time accidents

number


15
14
4
1999
2000
2001

Number of accidents resulting in more than three days absence from work.

Simple2 is regulated by the Personal Investment Authority.

Operating profit showed a 7.8% increase to £655.8M despite the impact of the new price control regime

In the past year we have also made good progress towards Ofgem's energy efficiency targets. Most noticeable has been work done with credit unions in South Wales. We have helped members save on energy costs while the credit unions have provided deferred payment plans, thus helping customers in most need of assistance. We are also now able to offer home insulation grants regardless of the fuel used for heating. In the past year close to 10,000 energy efficient appliances have been sold to our customers throughout Britain.

Scottish and Southern Energy and SWALEC were ranked equal first in the Friends of the Earth ranking of 'green' energy suppliers. The Business in the Environment rating of FTSE100 companies also rated Scottish and Southern Energy as one of the best performing companies.

Community

Scottish and Southern Energy's community programme continues to focus on two key areas – 'Young at Heart' and 'Warmth without Worry'. 'Young at Heart' aims to help young people in our three main areas of operation, southern Wales, central southern England and the north of Scotland. 'Warmth without Worry' is designed to help those groups which may be concerned about the cost of energy they use during the winter months.

Following the acquisition of SWALEC we have adopted the three year agreement they had reached with NSPCC for the Scottish and Southern Energy Group. In Scotland our fund raising will support CHILDREN 1ST, their sister charity. Our aim is to raise £1M for them during that period which will be used to support local projects.

In parallel with this we are continuing our support of Barnardo's for a further year with all funds raised going towards the 16+ project near Peterhead and High Close School in Wokingham.

Scottish and Southern Energy has also encouraged schools in its main areas of operation to allow some of their most difficult pupils to work with our linesmen, depot staff and contracting subsidiaries for two days a week. This initiative is designed to give youngsters who are disaffected with school and find it largely irrelevant, an opportunity to gain an insight into working life.

Financial Review

Scottish and Southern Energy can report an exceptionally strong performance for the past year.

Group turnover increased by £538M (17.6%) reflecting the impact of the SWALEC acquisition and our continued success in the competitive energy supply markets. At the operating profit level, Scottish and Southern Energy delivered a 7.8% increase to £655.8M (before charging goodwill of £5.7M on the acquisition of SWALEC). This was despite the impact of the new price control regime which applied from April 2000. The key drivers behind this performance were growth in our generation and supply profit in England & Wales, an increased contribution from our other businesses and the benefit of synergy savings and efficiency improvements throughout the Group. This strong performance meant that profit before tax was up £30.3M to £556.1M and earnings per share increased by 7.2% to 50.9p (50.2p after goodwill).

Operating profit for generation and supply was up 24.2% to £232.3M with an £18.9M contribution from SWALEC

Power Systems contributed nearly 48% of Group operating profit. The Regulatory price review which came into effect in April 2000 reduced allowed revenue by around £70M. Despite this, operating profit fell by only 4.4% to £311.5M.

In Scotland there was an increase at the operating profit level with the impact of the price review being offset by the higher level of hydro benefit and significant synergy savings, with controllable costs showing a 25% reduction. In England the impact of the price review was partially offset by strong volume growth, with units distributed up by 4.1% and the 18% reduction in controllable costs.

Generation and supply contributed almost 45% of Group operating profit. In England & Wales operating profit before goodwill of £5.7M increased to £232.3M, up 24.2% on the previous year with a number of factors more than offsetting the impact of lower wholesale electricity prices. On the generation side the first full year of operation of Seabank 1 and the commissioning of Seabank 2, our jointly owned power stations near Bristol, made a significant contribution to profit.

The acquisition of the SWALEC energy supply business has been included in our figures for generation and supply in England & Wales. We purchased this from British Energy for £210M in August 2000 and it has made an £18.9M contribution to operating profit. We have already achieved £5M of synergy savings, and the acquisition was earnings enhancing in this first year, after interest and goodwill charges. The goodwill charge against SWALEC was £5.7M, and this is expected to be £11.3M in a full year. The notional interest charge on the acquisition was £8M, giving a contribution to the Group profits of around £5M.

With our focus on both reducing costs to serve and driving down energy purchase costs, we increased margins in electricity supply in the mass market and our industrial and commercial business continued to make a positive contribution. Our domestic gas business has reported its first profit and this was after absorbing the costs of customer acquisition and the transfer of billing to our Customer Service System.

In 1999/2000 we made a provision to cover an onerous gas contract and each year an element of this is released. This amounted to £19.6M in 2000/2001 with amortisation of discount of £9M included in interest costs.

Operating profit for generation and supply in Scotland fell 15.6% as a result of continued competitive pressure on both volume and prices. Hydro output was also 20% below average, as a result of abnormally low rainfall. These factors were partly offset by lower nuclear costs and the lower gas costs associated with the benefit of repowering at Peterhead. This project was completed on time and below budget.

Our other businesses which include our contracting subsidiaries, telecoms and retail, contributed 7.8% of Group operating profit. Their performance has been exceptionally strong with operating profit up 118% to £51.3M on the previous year. Following an internal reorganisation in our Contracting Group, turnover was up 13% and controllable costs down £7.5M. Demand for new connections to our network has remained strong particularly in England and this also contributed to profit growth.

Operating profit



Other
7.8%
Generation and Supply
44.7%
47.5%
Power Systems

Before amortisation of goodwill on the acquisition of SWALEC.

Synergy savings achieved

From March 1999 (Real)



£M
53
67
120
2000
2001
Total

Underlying interest cover is 6.9, a further indication of our financial strength

Dividend per share
pence


25.7
27.5
30.0
1999
2000
2001

Compound Annual Growth Rate 8.1%.

Gearing
%


64.3
67.0
73.3
1999
2000
2001

External turnover within telecoms increased by over 80% and the business made a positive contribution to operating profit as our growth plans continued to be implemented.

Simple2 reported a £2.2M loss reflecting the costs of systems and business development.

Interest
The net interest charge for 2000/2001 was £101.8M, with an underlying charge of £92.8M after the accounting charge of £9M for the revaluation of the onerous gas provision. The underlying increase of £6.7M from 2000 reflects the increase in debt on the acquisition of SWALEC, offset by strong cashflow and active interest rate management.

The average interest rate for the Group was 6.5%, down from 7.1% in 2000. Underlying interest cover is 6.9, a further indication of the financial strength and flexibility of Scottish and Southern Energy.

Tax
The Group's effective tax rate was 21.9%, in line with the previous year, reflecting the continued high level of capital expenditure.

Dividend
The Directors of Scottish and Southern Energy recommend a final dividend of 21p, giving a full year dividend of 30p, an increase of 9.1% (a 7% real increase), well ahead of the target we set last year.

The recommended full year dividend is covered 1.7 times by earnings.

Balance Sheet and Cash Flow
The Group Balance Sheet and Cash Flow Statement are set out on pages 29 and 30 and show the financial strength of the Scottish and Southern Energy Group.

Shareholders' funds stood at £1,832.9M as at 31 March 2001 compared with £1,663.7M at 31 March 2000. Net debt increased by £228.9M to £1,343.7M as a result of the acquisition of SWALEC and our continuing capital investment programme. Gearing for 2001 for the Scottish and Southern Energy Group increased to 73.3% up by 6.3% on 2000.

Free cash flow (before capital investment and payments to shareholders) continues to be strong at £512.7M.

The strong performance of our share price relative to the FTSE All Share and the FTSE Electricity Sector indices, made it less attractive to continue our on market programme to buy back shares. However, when conditions were favourable we purchased a total of 2,185,000 ordinary shares at a weighted average price of 514p per share. This cost £11.3M in total, including expenses and reduced the number of shares in issue to 858,524,347.

The Scottish and Southern Energy Group spent a total of £304.3M on investment and capital expenditure

Investment and Capital Expenditure

The Scottish and Southern Energy Group spent a total of £304.3M on investment and capital expenditure during the last financial year, a 35% decrease on 2000. This reflects the end of our heavy programme of investment in generation assets following the final payments for Seabank 2 and Peterhead. However, we have invested £39.2M of the proposed £45M spend on fibre optic cables for our telecoms business.

Financial Risk Management

The Board reviews and agrees policies for the main areas of financial risk the Group faces from its treasury activities, including interest rates, liquidity, and foreign currency. They were most recently reviewed and updated in July 2000.

Our operations are financed by a combination of retained profits, bank borrowings, long-term loans and commercial paper. As a matter of policy, a minimum of 50% of the Group's interest rate exposure is kept at fixed rates of interest with the balance at floating rates. Within this policy framework the Group borrows as required, at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into Sterling.

At 31 March 2001, 71.4% of the Group's borrowings were at fixed rates after taking account of interest rate swaps.

During the year £100M was drawn down under the Group's facility with the European Investment Bank at an average rate of 6.13% and maturity of between 10-12 years. In November 2000, the Scottish and Southern Energy 2022 Sterling Eurobond was re-opened for a further £50M at a rate of just over 6%. The balance of the Group's debt requirement was provided through the Euro Commercial Paper Programme at rates below Libor. In October the Group renewed the Southern Electric 364 day facility for £180M.

Our objective for the Group is to maintain a balance between continuity of funding and flexibility with a range of maturity dates. The average maturity profile as at 31 March 2001 was 8.0 years, compared with 8.5 last year. Note 26 on page 47 shows that 43% of the Group's total borrowings will mature in the next 12 months.

Scottish and Southern Energy's policy is to ensure it has committed borrowing facilities of at least 110% of forecast borrowings over a 12 month period. This policy was updated in July 2000 and continues to provide flexibility in the management of our liquidity and a backstop for the Commercial Paper Programme. At 31 March 2001 the Group had undrawn committed bank facilities of £880M with a weighted average period, until maturity, of 1.3 years.

We continue to have relatively little exposure to foreign currency risk as Britain is our main area of operation. If either fuel or plant are contracted in foreign currency, it is our policy to hedge all material purchases through the use of foreign currency swaps and forward rate agreements.

Scottish and Southern Energy can look forward with confidence to ongoing earnings growth

Price volatility in the wholesale electricity and gas markets is one of the major uncertainties facing the Scottish and Southern Energy Group. Rigorous controls are in place to limit both short and longer term risk, including:

- exposure limits set by the Board which are monitored by our Risk Committee, Internal Audit and our administrative and settlement staff;
- an energy management centre which provides 24-hour control of our risk exposure;
- monitoring of our commodity price exposure on an ongoing basis and the application of risk limits, compliance and counterparty credit limits;
- segregation of front and back office functions; and
- a diverse portfolio of generation plant which allows the Group to respond economically to movements in fuel and electricity prices.

Our risk profile has experienced some change with the introduction of the New Electricity Trading Arrangements for England & Wales which were introduced on 27 March 2001. Our systems and procedures were ready and, in addition to the rigorous process outlined above, the scale of our supply business in both electricity and gas and the flexibility of our generation assets means Scottish and Southern Energy is well placed to respond to the changing circumstances we face under NETA.

We continue to manage actively the operational and financial risks which the Group faces. The Audit Committee has regular meetings with relevant managers to assess performance and receives a twice yearly report on the effectiveness of our internal controls.

Financial Outlook

Scottish and Southern Energy can look forward with confidence to ongoing earnings growth through continued development of our energy supply, telecoms and other growth businesses and further efficiency improvements. The energy markets are undergoing a period of change and increased volatility. We are confident that our diverse portfolio of generation and supply contracts, our fuel mix, plant diversity and flexibility, position us well to compete actively and successfully in these newly structured markets.

Our confidence is reflected in our clear dividend target. Following the 9.1% increase to a full year dividend of 30p this year, we aim to deliver at least 4% real growth for the next two years and sustained real growth thereafter. The strength of the balance sheet allows us to take advantage of opportunities to create even stronger growth. However, we remain committed to a disciplined approach to mergers and acquisitions. If we judge it to be in our shareholders' interests we will continue with the share buyback programme.

Our dividend growth target and balance sheet strength remain amongst the best of the utility sector in Britain and we remain committed to delivering growth in shareholder value

Strategy and Outlook

Scottish and Southern Energy is now firmly established as one of the most successful companies in the British energy markets and is at the efficiency frontier in the utility sector. In light of this the Group looks forward with confidence to delivering strong performance in both its distribution and supply businesses.

We will achieve synergy savings of £120M from our original merger, with £115M already achieved. We can see at least £20M of annual savings coming from the SWALEC acquisition with £5M already delivered. The drive to remain at the leading edge is as strong as ever.

Our investment in generation at both Seabank and Peterhead is now complete and they are in full commercial operation, adding further flexibility to our generation business which we will use to the Group's advantage. Under NETA, flexible peaking plant capable of selling into the short-term balancing market will attract a premium. This is an area of expertise for Scottish and Southern Energy and we aim to identify a portfolio of sites for development. We remain a supply focused business. However, if acquisition prices for generation assets were to fall to levels where we believed we could deliver shareholder value, we would consider further purchases.

We continue to expand into related areas of operation either using our asset base or selling a wider range of products and services to our existing customers. We will also develop further strategic alliances to broaden our customer base.

Our dividend growth target and balance sheet strength remain amongst the best in the utility sector in Britain. We can continue to deliver strong financial performance from our existing businesses and we can also pursue new areas of growth. We remain convinced that the nil premium merger of equals delivers the best value for shareholders in regulated utilities and that is our primary goal. However, we would not rule out acquisition where prices for assets are at a level which allows us to create value. We remain committed to delivering growth in shareholder value.

Board of Directors

Bruce Farmer CBE (64) Chairman * † §
Bruce Farmer became Chairman of Scottish and Southern Energy in November 2000, following the retirement of Lord Wilson. He is Chairman of The Morgan Crucible Company plc and Bodycote plc, President of the Institute of Materials and a Council member of the CBI. He was previously Chairman of Southern Electric from April 1998 until the merger and Chief Executive of The Morgan Crucible Company plc, Wellworthy and Brico Engineering.

Jim Forbes (54) Chief Executive †
Jim Forbes is a Director of the Electricity Association. He was previously Chief Executive of Southern Electric, where earlier he had been appointed Chief Operating Officer, Managing Director Electricity and Operations Director. Prior to this he held several appointments with the SSEB, now ScottishPower, and Northern Electric. Jim joined the Board of Southern Electric in September 1996.

Colin Hood (46) Power Systems Director
Colin Hood joined the Board of Scottish and Southern Energy as Power Systems Director in January 2001. Previously he was Director of Distribution for Southern Electric having joined the industry with the North of Scotland Hydro-Electric Board in 1977.

Ian Marchant (40) Finance Director
Ian Marchant was previously Finance Director of Southern Electric. He joined Southern Electric in 1992 as Head of Corporate Financial Planning and joined the Board as Finance Director in 1996. Previously he worked for Coopers & Lybrand (now PwC) and this included a two year secondment to the Department of Energy working on electricity privatisation.

James Martin (47) Generation Director
In addition to the management and development of generation, James Martin is the lead Director on the environment. He joined the Board as Generation Director of Scottish Hydro-Electric in April 1998 having joined Scottish Hydro-Electric as Head of Engineering in 1990. Previously, he worked in the UK and overseas on major infrastructure, high speed railways, irrigation, dams, nuclear waste and power plants.

David Sigsworth (54) Energy Supply Director
David Sigsworth is a Director and Chairman of the Combined Heat and Power Association and Chairman of the Energy Services Association. He joined the electricity supply industry in 1962 and held several appointments in Yorkshire Electricity Board before joining the North of Scotland Hydro-Electric Board in 1987. He was appointed as Commercial Director of Scottish Hydro-Electric in January 1995 and Energy Trading Director in 1998.

Henry Casley (63) non-Executive Director *
Henry Casley was previously a non-Executive Director of Southern Electric, after retiring as Chief Executive, the post he held from 1993 to 1996. He entered the electricity industry in 1961, moving to Eastern Electricity Board in 1966 where he held several senior management positions before joining the Board of Southern Electric in 1986 as Deputy Chairman. He was also a member of the Advisory Committee on Business in the Environment and is currently a non-Executive Director of Guernsey Electricity.

Ian Grant (57) Deputy Chairman † §
Ian Grant joined the Board of Scottish Hydro-Electric in May 1992 becoming Deputy Chairman of Scottish and Southern Energy in November 2000. He is Chairman of Scottish Hydro-Electric's Community Trust and the Crown Estate Commissioner for Scotland. He is also Deputy Chairman of the Scottish Exhibition Centre Ltd, a non-Executive Director of the NFU Mutual Insurance Society and East of Scotland Farmers Ltd, and is Chairman of the Cairngorm Partnership. He is Chairman of the Remuneration Committee.

Sir Graeme Odgers (67) non-Executive Director *†
Sir Graeme Odgers joined the Board as a non-Executive Director of Southern Electric in April 1998. He is Chairman of Locate in Kent, the inward investment agency for the county of Kent. He was formerly Chairman of the Monopolies and Mergers Commission, Chief Executive of Alfred McAlpine Plc, and Group Managing Director of British Telecommunications PLC and of Tarmac Plc. He is Chairman of the Audit Committee.

David Payne (58) non-Executive Director §
David Payne was Deputy Chief Executive of BP Oil. In a career of over 30 years with the BP Group, he held a number of senior positions both in London and abroad, including experience in refinery development, oil trading and retail investment programmes. David joined the Board of Scottish Hydro-Electric in June 1998.

Nick Timpson (60) non-Executive Director * §
Nick Timpson was previously a non-Executive Director of Southern Electric having joined the Board in 1990. From 1973 to 1998 he was Chairman and Managing Director of Furnitureland Holdings PLC.

* Audit Committee Member
† Nomination Committee Member
§ Remuneration Committee Member

The Directors submit their report together with the audited Accounts for the year ended 31 March 2001.

Principal Activities

The Group's principal activities during the year were the generation, transmission, distribution and supply of electricity to industrial, commercial, domestic and wholesale customers; electrical and utility contracting; and gas marketing. The Company holds the Generation, Transmission and Public Electricity Supply Licence for the north of Scotland, and through its subsidiary Southern Electric plc, the Public Electricity Supply Licence for the south of England, as well as a Gas Supplier's Licence. On 7 August 2000, the Company acquired the electricity and gas supply business of SWALEC from British Energy plc.

A review of the year's operations and future developments is contained in the Chief Executive's Financial and Operational Review on pages 4 to 17.

Results and Dividends

The Group profit for the financial year amounted to £430M. The Directors recommend a final dividend of 21p per ordinary share which, subject to approval at the Annual General Meeting, will be payable on 28 September 2001 to shareholders on the register at close of business on 7 September 2001. With the interim dividend of 9p per ordinary share paid on 26 March 2001, this makes a total dividend of 30p per ordinary share.

Share Capital

Details of the Company's authorised and issued share capital at 31 March 2001, of shares issued during the year, which includes shares issued to the Group's Qualifying Employee Share Ownership Trust (QUEST), shares re-purchased and subsequently cancelled, and of options granted under the Group's employee share option schemes, are detailed in note 20 to the Accounts.

Authority to Allot Shares

The Directors have a general authority to allot shares given by a Resolution passed on 29 July 1999 and valid until 28 July 2004.

The power given to Directors at the last Annual General Meeting to allot shares for cash, otherwise than in accordance with statutory pre-emption rights, expires on the date of the forthcoming Annual General Meeting. The Directors are seeking to renew this power in terms of Resolution 9 which will be put to the forthcoming Annual General Meeting. An explanation of this Resolution is set out in the Notice of Meeting document.

Purchase of Own Shares

The Directors are authorised by the shareholders to purchase, in the market, the Company's own shares as is permitted under the Company's Articles of Association. The Directors will seek renewal of this authority at the Annual General Meeting under Resolution 10 set out in the accompanying Notice of Meeting. Purchases will be made only if the Directors expect them to result in an increase in the Group's earnings per share and to be in the best interests of shareholders generally. Any shares purchased in this way will be cancelled and the number of issued shares will be reduced accordingly.

During the year, the Company purchased 2,185,000 ordinary shares of 50p each, representing 0.25% of the called-up share capital of the Company, at an aggregate consideration of £11.3M. The Directors considered that the share purchases were advantageous for the Group and would enhance earnings per share.

Employee Share Schemes

The Group encourages share ownership by its employees, and has several schemes to allow employees to acquire shares in the Company.

The Group has previously operated two Discretionary Share Option Schemes, and two Employee Savings-related Share Option Schemes. Details of options granted under these Schemes are set out in note 24 to the Accounts. During the year, 3,474 employees were granted options over 3,640,180 shares under the terms of the Group's Savings-related Share Option Scheme. No options were granted during the year under the other schemes.

As these Schemes have been in place for over 10 years, no further options can be granted. The Directors are proposing the renewal of an Employee Savings-related Share Option Scheme at the forthcoming Annual General Meeting. Full details are set out in the Notice of Meeting document. It is not proposed to renew the Discretionary Share Option Scheme.

The Company has also operated an Employee Share Trust Scheme under which 290,305 free shares were awarded to 5,724 eligible employees in 1999. Under the rules of this Scheme these shares must remain in trust for a minimum of two years, until September 2001. This Scheme has also been in place for more than 10 years and no further awards can therefore be made.

The new all-employee share ownership plan, which was approved by shareholders at the Annual General Meeting on 27 July 2000, is currently with the Inland Revenue for approval before being implemented. Under the authority given at last year's Annual General Meeting, the Directors will consider the terms upon which the plan will be operated.

Senior Executive Deferred Bonus Scheme

The Company operates a Deferred Bonus Scheme for Executive Directors and certain senior managers. Details of this Scheme are set out in the Remuneration Report on page 22.

Substantial Shareholdings

As at 19 May 2001 the Company had received the following notification of beneficial interests of three per cent or more in the Company's issued share capital.

	Number of shares	Percentage
Prudential Plc	34,596,181	4.03%

Directors

The Directors as at the date of this report are:

Bruce Farmer (Chairman)
Jim Forbes (Chief Executive)
Henry Casley
Ian Grant (Deputy Chairman)
Colin Hood
Ian Marchant
James Martin
Sir Graeme Odgers
David Payne
David Sigsworth
Nick Timpson

Biographical details are set out on page 18.

During the year, the following changes to the Board of Directors occurred: Peter Stormonth Darling retired as a non-Executive Director on 27 July 2000; Ian McMillan retired as Power Systems Director on 30 September 2000; Lord Wilson retired as Chairman on 30 November 2000; Jim Hart retired as Commercial Director on 29 March 2001; and Colin Hood was appointed Power Systems Director with effect from 1 January 2001. In accordance with the Articles of Association, Colin Hood is required to stand for election at the forthcoming Annual General Meeting, and Henry Casley, Ian Marchant and Sir Graeme Odgers retire by rotation at the Annual General Meeting, and offer themselves for re-election.

Details of the service contracts of Directors standing for election and re-election are set out in the Remuneration Report on page 22.

The beneficial interests of Directors in the ordinary shares of the Company at the beginning and end of the year are detailed in the Remuneration Report on page 25.

Corporate Governance

Each company listed on the London Stock Exchange is obliged to inform its shareholders how it has implemented a set of corporate governance criteria called the Combined Code. The purpose of this report is to outline how the Company has applied the principles of the Combined Code. The Company has fully complied with the Provisions of Section 1 of the Combined Code throughout the year.

In response to the guidance issued for directors by the Turnbull Committee on internal control, the Board acknowledges its responsibility for ensuring that an adequate system of internal control exists.

The Board has operated procedures which comply with the requirements of the Combined Code relating to internal control throughout the year and up to the date of the Annual Report. This is kept under review by the Board and its Audit Committee.

The following paragraphs indicate how the Company has applied the Principles of the Code.

Board of Directors

The roles of Chairman and Chief Executive are separate, and have been since the Company obtained its Stock Exchange Listing in 1991. The Board consists of six non-Executive and five Executive Directors.

The non-Executive Directors are considered to be fully independent. The senior independent Director is Ian Grant, the Deputy Chairman. Due to the complexity and regulated nature of the energy sector, the Company, when appropriate, seeks to retain the services of non-Executive Directors for longer periods than may be the custom in other sectors, due to their experience and knowledge.

The Board is able to discharge its duties in an effective manner through regular meetings, comprehensive information systems and timely reporting procedures. Since publication of the Combined Code, all Directors are required to stand for re-election at least every three years. All of the non-Executive Directors have been appointed for fixed terms.

The Board normally meets a minimum of nine times during the year. It has specifically reserved to it powers in respect of areas significant to the Group's business. There is an agreed procedure for Directors to be able to take independent professional advice in the furtherance of their duties, if necessary, at the Company's expense. Directors have access to the advice of the Company Secretary.

Board Committees

The Board has established a number of committees, the terms of reference of each having been approved by the Board and which, where applicable, comply with the Combined Code.

The Audit Committee is chaired by Sir Graeme Odgers and its other members are Henry Casley, Bruce Farmer and Nick Timpson. It reviews the financial reports of the Group and considers the results of the Auditor's examination of the Group Accounts. It has also carried out a review of the effectiveness of the Group's systems of internal control on behalf of the Board, and receives reports covering areas such as Energy Trading and Treasury.

The Remuneration Committee is chaired by Ian Grant and its other members are Bruce Farmer, David Payne and Nick Timpson. It is responsible for approving all aspects of Executive Directors' remuneration including bonuses and the granting of incentives under the Company's Schemes.

The Nomination Committee is chaired by Bruce Farmer and its other members are Jim Forbes, Ian Grant and Sir Graeme Odgers. It meets when necessary to consider the composition and balance of the Board and recommends suitable candidates to the Board for appointment as Directors.

Communication with Shareholders

The Group attaches considerable importance to the effectiveness of its communication with shareholders. It publishes a concise Annual Review and Summary Financial Statement as well as its full Annual Report and Accounts, and there is a separate Environmental Report. Further copies of the full Annual Report and Accounts and the Environmental Report are available to all shareholders on request.

All shareholders can gain access to the Annual Report and Accounts and to other information about the Group through its website on www.scottish-southern.co.uk. They may also attend the Annual General Meeting at which the key business developments during the financial year are highlighted and at which they have the opportunity to ask questions.

There is an active programme of contact with institutions and brokers, including presentations after the interim and preliminary results, and also visits to the Company's facilities and briefings on the Company's business.

Internal Control

The Directors have overall responsibility for the Group's systems of internal control and for monitoring their effectiveness. The purpose of these systems is to provide reasonable assurance as to the quality of management information and to maintain proper control over the income, expenditure, assets and liabilities of the Group. No system of control, however, can provide absolute assurance against material misstatement or loss. Accordingly, the Directors have regard to what controls, in their judgement, are appropriate to the Group's businesses; to the materiality of the risks inherent in these businesses; and to the relative costs and benefits of implementing specific controls. During the year, the Board has continued the ongoing process of identifying, evaluating and managing the key commercial, financial and general risks of the Group's business.

Control is maintained through an organisational structure with clearly defined responsibilities, authority levels and lines of reporting; through the appointment of suitably qualified staff in specialised business areas; and through continuing investment in high quality information systems. These methods of control are subject to periodic review as to their implementation and continued suitability.

There are established procedures in place for regular budgeting and reporting of financial information. The Group performance is reviewed by the Executive Directors and the Board. Reports include variance analysis and projected forecasts for the year compared to approved budgets and non-financial performance indications.

There are Group policies in place covering a wide range of issues such as financial authorisations, IT procedures, Health and Safety, and Environment risks. The business risks associated with the Group's operations are regularly assessed by the Board and its Committees. There is an Energy Trading Risk Committee comprising three Executive Directors, together with senior managers, which meets regularly to review risks and authority levels in this key area of the Group's activities.

The effectiveness of the Group's systems of internal control is monitored by the Group's internal audit department. Reports from the internal audit department, which include, where appropriate, relevant action plans, are distributed to responsible senior managers and Directors, and are reviewed regularly by the Audit Committee.

Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future. The Accounts are therefore prepared on a going concern basis.

Staff Participation and Development

Staff are actively encouraged to be involved in Group affairs in a wide variety of ways. These include team meetings, briefing documents and internal videos. Policies on such matters as Equal Opportunities and Health and Safety are regularly communicated to staff and involvement is supported through local committees. New staff joining the Group receive induction training.

It is Group policy, where possible, to provide employment opportunities for disabled people. Staff who become disabled are supported in continuing employment through identification of suitable jobs and the provision of any necessary retraining.

Creditor Payment Policy

The Company complies with the CBI Prompt Payment Code. The main features of the Code are that payment terms are agreed at the outset of a transaction and are adhered to; that there is a clear and consistent policy that bills are paid in accordance with the contract; and that there are no alterations to payment terms without prior agreement. The numbers of suppliers' days represented by trade creditors was 31 at 31 March 2001.

Political and Charitable Donations

During the year donations to charities in the UK amounted to £0.1M (2000 – £0.1M). No political donations were made.

Research and Development

Expenditure on research and development was £1.2M in the year.

The Group pursues a range of research and development programmes, particularly for increasing energy efficiency and for energy management on the remoter parts of its electricity network. It contributes to the research activities managed by the Electricity Foundation and the Scottish Energy and Environment Association. Generation research includes a programme of fisheries work, thermal power plant emissions and new energy conversion technology.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors, and to authorise the Directors to fix their remuneration, will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The 12th Annual General Meeting of the Company will be held on 26 July 2001 at 12 noon in the City Hall, Perth. The Notice of Meeting document contains an explanation of the business of the meeting.

By Order of the Board
Vincent Donnelly
Company Secretary
30 May 2001

The following is the report of the Board of Directors in compliance with the Combined Code.

Company Policy on Executive Directors' Remuneration

The Remuneration Committee's composition, responsibilities and operation comply with Section B of the Combined Code annexed to the Listing Rules of the Financial Services Authority. In forming remuneration policy, the Committee has given full consideration to the best practice provisions set out in Section B1 of the Code.

The Company's policy is to ensure that the Executive Directors are rewarded competitively in comparison with similar companies in order to attract, retain and motivate them to run the Company effectively and meet the expectations of shareholders. This is done by providing remuneration consisting of basic salary, benefits and an Annual Bonus Scheme, together with other incentive schemes.

Annual Salary and Benefits

The Committee follows a broad principle that salaries should be consistent with those in comparable companies with variations to reflect individual performance, experience and job size. For guidance, the Committee considers data extracted from surveys produced by professional consultants, published data and independent external advice.

Annual Bonus

The 2000/2001 Annual Bonus Scheme for Executive Directors provides for cash bonuses of up to a maximum of 50% of basic salary, attributable approximately two-thirds to corporate performance and one-third to personal objectives which includes improvements in efficiency, customer service standards and safety. To achieve the maximum corporate element of bonus, performance had to exceed target by 7.5%. No corporate element of the bonus would have been payable if performance had fallen below 90% of target.

Other Incentive Schemes

Executive Directors, like other members of staff, participate in the Company's Incentive Schemes. The Company has previously operated a Discretionary Share Option Scheme, a Savings-related Share Option Scheme, and an Employee Share Trust Scheme, and continues to operate a Deferred Bonus Scheme.

The Company proposes to continue operating a Savings-related Share Option Scheme, subject to approval being given at the forthcoming Annual General Meeting for a new scheme.

Following approval at last year's Annual General Meeting of the new All Employee Share Ownership Plan, the plan is currently with the Inland Revenue for approval and the Directors will then consider operating the plan.

No new options were granted under the Company's Discretionary Share Option Scheme to Executive Directors during the year. Options previously granted under this Scheme may not be exercised unless normalised earnings per share, over a three year period, have shown average compound annual growth of at least 2% above the increase in the UK Retail Price Index for that period.

The Deferred Bonus Scheme is designed to contribute to increasing shareholder return and motivation of senior management over the longer term. Participants are granted awards over shares purchased in the market by the independent trustees of the Company's Employee Share Ownership Trust. The number of shares awarded to the recipient is dependent on the performance of the Company relative to comparable companies in terms of standards of customer service, safety and shareholder return. The shares awarded can be realised after three years.

Service Contracts and Compensation

All Executive Directors have service contracts with notice periods of one year. The Remuneration Committee considers that these arrangements are in the best interests of the Company. Should the Company need to consider termination of a service contract, it will have regard to all the specific circumstances of the case with particular reference to the principles of mitigation in respect of any payment of compensation.

Remuneration and Pensions

The remuneration of Directors who served during the year was as shown on pages 23 to 24.

The Executive Directors are provided with pension benefits through the Group's main contributory pension schemes detailed in note 23 of the Accounts. Executive top-up plans exist which provide a possible maximum pension of two-thirds of final salary on retirement at age 60. In the case of Jim Forbes, who was in post at 31 March 1996, the annual bonus up to 25% of basic salary is pensionable following reduction of the notice period in his service contract from three years to one year. This provision does not apply to any other current Director.

Non-Executive Directors

The remuneration of non-Executive Directors is determined by the Board, with the non-Executive Directors concerned not participating in this process. The non-Executive Directors do not have service contracts and do not participate in the Annual Bonus Scheme, any of the share option schemes, or any Group Pension Scheme.

Directors' Emoluments

The emoluments of each of the Directors was as follows:

	Salary/fee £000	Bonuses £000	Benefits £000	Total 2001 £000	Total 2000 £000
Executive Directors					
Jim Forbes	480	214	13	707	556
Jim Hart (i) (iii)	203	87	16	306	282
Colin Hood (ii)	40	56	3	99	–
Ian McMillan (i) (iii)	88	–	23	111	244
Ian Marchant	244	108	14	366	295
James Martin	154	59	11	224	209
David Sigsworth	190	76	15	281	267
Non-Executive Directors					
Lord Wilson (i)	114	–	7	121	150
Henry Casley	27	–	–	27	25
Bruce Farmer	100	–	–	100	65
Ian Grant	35	–	–	35	27
Graeme Odgers	30	–	–	30	25
David Payne	27	–	–	27	25
Peter Stormonth Darling (i)	9	–	–	9	25
Nick Timpson	27	–	–	27	25
Former Directors					
David Gray	–	–	–	–	201
Total	1,768	600	102	2,470	2,421

Notes:

(i) To date of retirement from the Board: Peter Stormonth Darling retired on 27 July 2000; Lord Wilson retired on 30 November 2000; Ian McMillan retired on 30 September 2000; and Jim Hart retired on 29 March 2001.

(ii) From date of appointment to the Board on 1 January 2001: The bonus paid to Colin Hood of £56,000 was in respect of his employment for the full year.

(iii) In addition to the above emoluments, Ian McMillan will receive a payment in lieu of notice of £144,000 being six months' salary, expected bonus, and the cash equivalent of an award under the Deferred Bonus Scheme, and Jim Hart will receive a payment of £110,000 being the cash equivalent of an award under the Deferred Bonus Scheme.

(iv) Total emoluments of the Directors, including the payments to Ian McMillan and Jim Hart referred to in Note (iii) above, was £2,724,000 (2000 – £2,619,000).

Directors' Pensions

Details of Directors' pensions are as follows:

	At 31 March 2001			Accrued pension entitlement	
	Age at year end	Years of industry service	Directors' contributions in the year £	Increase during year (note 2) £	Accumulated at year end (note 1) £
Lord Wilson (notes 3 & 4)	66	8	3,672	765	11,684
Jim Forbes	54	37	23,289	69,349	346,508
Colin Hood (note 6)	45	23	5,200	5,048	50,005
Jim Hart (note 4)	55	28	10,140	11,515	153,972
Ian McMillan (note 4)	57	39	5,475	6,563	129,327
Ian Marchant (note 5)	40	9	9,758	12,532	50,593
James Martin (note 5)	47	11	9,224	7,540	48,518
David Sigsworth	54	38	0	9,835	127,848

Members of the Scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table. The normal retirement age of Executive Directors is 60. Certain Directors are entitled to retire from 55 onwards.

The following is information relating to the Directors' pensions of Lord Wilson, Ian McMillan, James Martin and David Sigsworth.

Dependants' pensions on death:
Dependants' pensions are half of members' pension entitlements.

Pension increases:
For members who joined the Pension Scheme before 1 February 1996, all benefit payments are increased annually by the same percentage as state pensions, which is currently linked to movements in the UK Retail Price Index. For members who joined the Pension Scheme after 31 January 1996, members' pensions are increased in the same way, but only up to a maximum of 5%. Any increases above this level are at the discretion of the Company.

The following is information relating to the Directors' pensions of Jim Forbes, Jim Hart, Colin Hood and Ian Marchant.

Dependants' pensions on death:
Dependants' pensions are four-ninths of the member's pensionable pay, together with a capital sum equal to four times pensionable pay. If death occurs after attaining the age of 55 an additional lump sum between three to five times notional pension is payable dependent upon age and length of service. On death in retirement, the Director's spouse will receive a pension equal to two-thirds of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.

Pension increases:
Post retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% per annum and discretionary above that level).

Notes to Directors' Pensions

1 The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year or the date where the individual ceased to be a Director, if earlier.

2 The increase in accrued pension during the year excludes any increase for inflation. For individuals retiring during the year it is the increase before any reduction in lieu of a cash sum.

3 Lord Wilson's annual salary was, in addition, reduced by £7,125. This sum was used to meet the cost of his pension benefit so that it is fully self funded.

4 Lord Wilson retired as a Director on 30 November 2000; Jim Hart retired as a Director on 29 March 2001; and Ian McMillan retired as a Director on 30 September 2000.

5 Ian Marchant and James Martin have unfunded retirement benefits for salary above the Inland Revenue cap which are included in their total pension benefits above.

6 Colin Hood joined the Board on 1 January 2001.

Directors' Interests

The interests of the Directors, all of which are beneficial, in the ordinary shares of the Company on the dates shown were as follows:

	31 March 2001		1 April 2000	
	Shares held	Shares under option	Shares held	Shares under option
Henry Casley	121,029	–	119,524	–
Bruce Farmer	9,106	–	7,164	–
Jim Forbes	86,620	63,027	88,584	29,732
Ian Grant	3,000	–	3,000	–
Colin Hood	12,531	11,829	*12,531	*11,829
Ian Marchant	17,822	34,085	17,786	16,696
James Martin	920	62,002	920	91,000
Graeme Odgers	15,000	–	15,000	–
David Payne	8,000	–	8,000	–
David Sigsworth	24,149	136,574	23,756	178,369
Nick Timpson	13,351	–	13,351	–

On 20 April 2001, Jim Forbes' notifiable interests in the shares of the Company decreased by 5,000 ordinary shares on two of his children reaching the age of 18. There have been no other changes to the interests of the Directors in the ordinary shares of the Company from 31 March 2001 to 19 May 2001.

* At date of appointment to the Board on 1 January 2001.

A further analysis of the Directors' shares under option as at 31 March 2001, and options granted and exercised during the year, is set out below. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of Directors' shareholdings and options to subscribe for shares.

	Option scheme	Number of shares at 1 April 2000	Granted during year	Number of shares at 31 March 2001	Weighted average option price per share (pence)	Normally exercisable	Number exercised	Date exercised	Closing price at date of exercise (pence)
Jim Forbes	Savings-related	2,955	–	2,955	523	Sep 2001-Mar 2005	–	–	–
	Deferred Bonus	26,777	33,295	60,072	*	Aug 2002-Feb 2004	–	–	–
Colin Hood	Savings-related	**3,365	–	3,365	459	Sep 2001-Mar 2006	–	–	–
	Deferred Bonus	**8,464	–	8,464	*	Aug 2002-Feb 2004	–	–	–
Ian Marchant	Savings-related	2,955	–	2,955	523	Sep 2001-Mar 2005	–	–	–
	Deferred Bonus	13,741	17,389	31,130	*	Aug 2002-Feb 2004	–	–	–
James Martin	Discretionary	91,000	–	50,000	491	Jun 1997-Jun 2008	41,000	30 March 2001	599
	Deferred Bonus	–	12,002	12,002	*	Aug 2003-Feb 2004	–	–	–
David Sigsworth	Discretionary	172,000	–	115,000	394	Jun 1997-Jun 2008	57,000	15 August 2000	604
	Savings-related	6,369	–	6,369	271	Sep 2001-Mar 2003	–	–	–
	Deferred Bonus	–	15,205	15,205	*	Aug 2003-Feb 2004	–	–	–

* £1 per grant.

** At date of appointment to the Board of 1 January 2001.

The closing market price of the shares at 31 March 2001 was 621p and the range for the year was 659p to 494p.

The options granted during the year were granted under the Savings-related and Deferred Bonus Schemes.

The aggregate amount of gains made by Directors on the exercise of share options during the year was £274,360 (2000 – Nil). Under the Deferred Bonus Scheme, the aggregate value of the shares placed in trust for Directors in the year to 31 March 2001 was £433,074 (2000 – £304,839). The aggregate amount of gains made by the highest-paid Director, Jim Forbes, was nil.

During the year options over shares under the Deferred Bonus Scheme for the year ending 31 March 2000 were also awarded to the following, who were Directors during the year: Ian McMillan – 14,153 shares; Jim Hart – 16,074 shares.

Directors' Responsibilities
for preparation of the Accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the Auditors' Report below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the Accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to use a going concern basis in preparing the Accounts unless this is inappropriate.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of the Company and which enable them to ensure that the Accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities.

The Directors consider that, in preparing the Accounts on pages 28 to 48, the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all accounting standards which they consider to be applicable have been followed.

Auditors' Report
to the members of Scottish and Southern Energy plc

We have audited the Accounts on pages 28 to 48.

Respective Responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report. As described above, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company is not disclosed.

We review whether the statement on page 20 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited Accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the Accounts.

Opinion
In our opinion the Accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh

A C C O U N T S

Group Profit and Loss Account

for the year ended 31 March 2001

	Note	Continuing operations Ongoing 2001 £M	Continuing operations Acquisitions 2001 £M	Total 2001 £M	Continuing operations 2000 £M
Turnover					
Group and share of joint ventures		3,352.2	354.5	3,706.7	3,116.6
Less: share of joint ventures		121.1	–	121.1	68.7
Group turnover	2	3,231.1	354.5	3,585.6	3,047.9
Cost of sales		2,289.9	309.9	2,599.8	2,076.1
Gross profit		941.2	44.6	985.8	971.8
Distribution costs		213.4	–	213.4	217.0
Administrative costs		157.3	27.9	185.2	204.8
Operating profit					
Group	3	570.5	16.7	587.2	550.0
Share of joint ventures		25.4	–	25.4	17.4
Share of associates		37.5	–	37.5	40.8
Total operating profit		633.4	16.7	650.1	608.2
Income from fixed asset investments				2.1	3.7
Net interest payable					
Group	6			67.7	56.8
Joint ventures	6			11.8	5.0
Associates	6			22.3	24.3
Profit on ordinary activities before taxation				550.4	525.8
Taxation	7			120.8	113.0
Profit on ordinary activities after taxation				429.6	412.8
Equity minority interests in subsidiary undertaking	22			0.4	–
Profit attributable to ordinary shareholders				430.0	412.8
Dividends	8			257.0	236.0
Retained profit	21			173.0	176.8
Earnings per share (p)	9				
– basic				50.2	47.5
– adjusted				50.9	47.5
– diluted				50.0	47.4

The accompanying notes are an integral part of these Accounts.

Balance Sheets

as at 31 March 2001

	Note	Group 2001 £M	Group 2000 £M	Company 2001 £M	Company 2000 £M
Fixed assets					
Intangible assets	10	223.4	1.2	–	–
Tangible assets	11	3,525.9	3,408.8	1,698.2	1,617.2
Investments in subsidiaries	12	–	–	615.2	397.4
Investments in joint ventures					
Share of gross assets		263.8	253.1	–	–
Share of gross liabilities		(44.9)	(40.4)	–	–
	12	218.9	212.7	20.0	20.0
Investments in associates	12	47.2	47.6	16.6	18.3
Other investments	12	0.2	0.2	–	–
		266.3	260.5	651.8	435.7
		4,015.6	3,670.5	2,350.0	2,052.9
Current assets					
Stocks	13	36.2	43.1	18.0	28.1
Debtors	14	672.3	430.2	626.9	629.1
Investments	15	31.3	46.9	5.3	16.8
Cash at bank and in hand		27.3	10.6	4.3	5.3
		767.1	530.8	654.5	679.3
Creditors: amounts falling due within one year	16	1,621.7	1,192.3	1,125.7	966.3
Net current liabilities		(854.6)	(661.5)	(471.2)	(287.0)
Total assets less current liabilities		3,161.0	3,009.0	1,878.8	1,765.9
Creditors: amounts falling due after more than one year	17	1,134.4	1,138.4	743.9	642.2
Provisions for liabilities and charges					
Deferred taxation	18	50.0	40.0	–	–
Other provisions	19	143.0	166.9	118.3	137.4
Net assets		1,833.6	1,663.7	1,016.6	986.3
Capital and reserves					
Called up share capital	20	429.3	428.8	429.3	428.8
Share premium account	21	48.3	33.7	48.3	33.7
Capital redemption reserve	21	10.9	9.8	10.9	9.8
Profit and loss account	21	1,344.4	1,191.4	528.1	514.0
Total shareholders' funds		1,832.9	1,663.7	1,016.6	986.3
Equity minority interests in subsidiary undertaking	22	0.7	–	–	–
		1,833.6	1,663.7	1,016.6	986.3

These Accounts were approved by the Board of Directors on 30 May 2001 and signed on their behalf by

Ian Marchant, Finance Director

Bruce Farmer CBE, Chairman

Group Cash Flow Statement

for the year ended 31 March 2001

	Note	2001 £M	2000 £M
Net cash inflow from operating activities	(i)	**650.2**	833.0
Dividends received from joint ventures and associates		**10.1**	16.9
Returns on investments and servicing of finance	(ii)	**(67.7)**	(52.6)
Taxation		**(79.9)**	(82.6)
Free cash flow		**512.7**	714.7
Capital expenditure and financial investment	(iii)	**(278.4)**	(499.6)
Acquisitions and disposals	(iv)	**(217.8)**	3.6
Equity dividends paid		**(241.6)**	(228.9)
Net cash outflow before management of liquid resources and financing		**(225.1)**	(10.2)
Management of liquid resources	(v)	**15.6**	(19.1)
Financing	(vi)	**227.1**	33.9
Increase in cash in the year		**17.6**	4.6

Notes to the Group Cash Flow Statement

for the year ended 31 March 2001

Reconciliation of net cash flow to movement in net debt

	2001 £M	2000 £M
Increase in cash in the year	**17.6**	4.6
Cash inflow from increase in debt and lease financing	**(230.9)**	(124.1)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	**(15.6)**	19.1
Movement in net debt in the year	**(228.9)**	(100.4)
Net debt at 1 April	**(1,114.8)**	(1,014.4)
Net debt at 31 March	**(1,343.7)**	(1,114.8)

Analysis of net debt

	As at 1 April 2000 £M	Increase in cash £M	(Increase) /decrease in debt £M	As at 31 March 2001 £M
Cash at bank and in hand	10.6	16.7	–	**27.3**
Overdrafts	(0.9)	0.9	–	**–**
Other debt due within one year	(365.5)	–	(235.2)	**(600.7)**
Net borrowings due within one year	(355.8)	17.6	(235.2)	**(573.4)**
Net borrowings due after more than one year	(805.9)	–	4.3	**(801.6)**
Current asset investments (note 15)	46.9	–	(15.6)	**31.3**
Net debt	(1,114.8)	17.6	(246.5)	**(1,343.7)**

Notes to the Group Cash Flow Statement (continued)
for the year ended 31 March 2001

		2001 £M	2000 £M
	Reconciliation of operating profit to operating cash flows		
	Operating profit	**587.2**	550.0
	Depreciation (note 11)	**173.0**	169.8
	Amortisation of goodwill (note 10)	**5.9**	–
	Customer contributions and capital grants released	**(15.1)**	(15.7)
	(Profit) on disposal of tangible fixed assets	**(2.9)**	(2.4)
	Decrease/(increase) in stocks	**6.9**	(0.4)
	(Increase) in debtors	**(242.5)**	(21.4)
	Increase in creditors	**161.6**	101.2
	(Decrease)/increase in provisions	**(23.9)**	51.9
(i)	**Net cash inflow from operating activities**	**650.2**	833.0
	Returns on investments and servicing of finance		
	Interest received	**28.2**	8.4
	Interest paid	**(98.0)**	(61.6)
	Dividends received from trade investment	**2.1**	0.6
(ii)	**Net cash outflow from returns on investments and servicing of finance**	**(67.7)**	(52.6)
	Capital expenditure and financial investment		
	Purchase of tangible fixed assets	**(301.5)**	(376.5)
	Sale of tangible fixed assets	**2.3**	8.9
	Loans to associates	**–**	(0.7)
	Loans repaid by associates	**14.6**	2.3
	Loans to joint ventures	**(9.0)**	(137.0)
	Customer contributions	**15.2**	3.4
(iii)	**Net cash outflow from capital expenditure and financial investment**	**(278.4)**	(499.6)
	Acquisitions and disposals		
	Purchase of subsidiary undertakings (note 12)	**(217.8)**	–
	Disposal of trade investments	**–**	3.6
(iv)	**Net cash (outflow)/inflow from acquisitions and disposals**	**(217.8)**	3.6
	Management of liquid resources		
	Decrease/(increase) in short-term deposits	**15.6**	(19.1)
(v)	**Net cash inflow/(outflow) from management of liquid resources**	**15.6**	(19.1)
	Financing		
	Issue of ordinary share capital (note 20)	**7.5**	6.5
	Repurchase of ordinary share capital for cancellation (note 20)	**(11.3)**	(96.2)
	New long–term borrowings	**147.8**	100.0
	New short-term borrowings	**600.7**	365.5
	Repayment of borrowings	**(517.6)**	(341.9)
(vi)	**Net cash inflow from financing**	**227.1**	33.9

Group Statement of Total Recognised Gains and Losses
for the year ended 31 March 2001

	2001 £M	2000 £M
Profit for the financial year		
Group	**412.5**	395.4
Share of joint ventures	**9.2**	7.9
Share of associates	**8.3**	9.5
Total recognised gains and losses	**430.0**	412.8

Reconciliation of Movement in Shareholders' Funds
as at 31 March 2001

	Group		Company	
	2001 £M	2000 £M	2001 £M	2000 £M
Profit for the financial year	**430.0**	412.8	**291.1**	329.2
Dividends	**(257.0)**	(236.0)	**(257.0)**	(236.0)
Retained profit for the year	**173.0**	176.8	**34.1**	93.2
New share capital subscribed	**8.2**	6.6	**8.2**	6.6
Premium on issue of shares to QUEST	**8.0**	–	**8.0**	–
Contribution to QUEST	**(8.7)**	–	**(8.7)**	–
Repurchase of ordinary share capital for cancellation (note 20)	**(11.3)**	(96.2)	**(11.3)**	(96.2)
Net addition to shareholders' funds	**169.2**	87.2	**30.3**	3.6
Opening shareholders' funds	**1,663.7**	1,576.5	**986.3**	982.7
Closing shareholders' funds	**1,832.9**	1,663.7	**1,016.6**	986.3

1. Principal accounting policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and comply with all applicable United Kingdom accounting standards. The principal accounting policies are summarised below and have been applied consistently. However, comparative amounts are restated where necessary to conform with current presentation.

The Accounts do not reflect adoption of FRS 17 – Retirement Benefits, FRS18 – Accounting Policies and FRS19 – Deferred Tax recently issued by the ASB. FRS17 has a phased implementation which will begin in the financial statements for 2002 for disclosure purposes, with full implementation in the financial statements for 2004. FRS18 and FRS19 are mandatory for the 2002 financial statements.

Basis of consolidation

The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, using the acquisition method of accounting. The results of joint ventures and associates are included using the equity method of accounting.

Turnover

Turnover comprises sales of energy, including fees under sales contracts for differences stated net of difference payments, and the value of goods, services and facilities provided during the year. Turnover includes an estimate of the value of electricity and gas supplied to customers between the date of the last meter reading and the year end.

Recognition of profits on contracts

Profit is taken on long-term contracts whilst the contract is in progress having regard to the proportion of the total contract which has been completed at the balance sheet date. Provision is made for all foreseeable losses.

Research and development

Expenditure on research and development is charged to the profit and loss account as incurred.

Pensions

Contributions to the Group's pension schemes are charged to the profit and loss account in order to spread the cost of pensions over employees' working lives with the Group. The contributions are determined by a qualified actuary on the basis of triennial valuations. The capital cost of ex-gratia and supplementary pensions is charged to the profit and loss account in the accounting period in which they are granted.

Derivatives and financial instruments

The Group uses a range of derivative financial instruments to reduce its exposure to interest rate movements. The Group does not hold derivative financial instruments for speculative purposes.

Interest rate swap agreements, used to manage the Group's interest charge, are carried at cost. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination of interest rate swaps or repayment of borrowings are taken to the profit and loss account.

For purchase contracts for difference and electricity futures agreements, the difference payments and receipts are recognised in electricity purchase costs over the financial year. Difference payments with regard to sales contracts for difference are included in turnover.

Interest

Interest on the funding attributable to major capital projects is capitalised during the period of construction and depreciated as part of the total cost over the operational life of the asset. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Depreciation of tangible fixed assets

Heritable and freehold land is not depreciated.

The Group is obliged under the Reservoirs Act 1975 to maintain its hydro infrastructure network, including its dams, tunnels and other hydro civil engineering structures. This network is considered to have an indefinite life and is not depreciated as it is maintained in good repair. Expenditure to maintain the hydro generation infrastructure is dealt with under a renewals accounting approach, and the annualised planned expenditure to maintain the operating capacity of this infrastructure is treated and charged as depreciation to the profit and loss account. The actual maintenance expenditure incurred is capitalised. Cyclical maintenance on hydro civil assets of a longer life nature is capitalised and depreciated over the anticipated useful life of the refurbishment.

1. Principal accounting policies (continued)

Depreciation is provided on tangible fixed assets to write-off cost, less residual values, on a straight line basis over their estimated operational lives. The estimated operational lives are as follows:

	Years
Power stations	20 to 60
Overhead lines	40 to 80
Other transmission and distribution buildings, plant and equipment	10 to 45
Shop refurbishment, fixtures, equipment, vehicles and mobile plant	3 to 10

Leased assets

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Stocks and work in progress

Stocks are valued at the lower of cost and net realisable value. The valuation of work in progress is based on the cost of labour, plus appropriate overheads and the cost of materials. Progress invoices are deducted in arriving at the amounts stated.

Taxation

The charge for taxation is based on the profit for the year and takes into account deferred taxation. Deferred taxation arises in respect of items where there are timing differences between their treatment for accounting and taxation purposes. Provision is made for deferred tax using the liability method only to the extent that it is probable that an actual liability or asset will crystallise.

Customer contributions and capital grants

Customer contributions, with the exception of those received for the contestable part of new connections work, and capital grants are recorded as deferred income and released to the profit and loss account over the estimated life used in calculating contributions.

Goodwill

From 1 April 1998, any purchased goodwill is capitalised and amortised on a straight line basis to the profit and loss account, normally over a period of up to 20 years from the date of acquisition.

Goodwill arising on acquisitions purchased prior to 1 April 1998 was written-off to reserves in accordance with the accounting standard then in force. As permitted by FRS 10 'Goodwill and Intangible Assets' the goodwill previously written-off to reserves has not been reinstated in the balance sheet. On disposal or closure of a previously acquired business, any attributable goodwill will be included in determining the profit or loss on disposal.

Property clawback

A provision for the payment to HM Government under the clawback arrangements on property disposals is made only where it is probable that a liability will arise.

2. Turnover and profit analysis

All turnover and profit before taxation arise from operations within Great Britain and relate to the continuing operations.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Britain and the transmission of electricity in the north of Scotland. Analysis of turnover, operating profit and net assets by activity is provided below:

Turnover

	Total turnover		Internal turnover		External turnover	
	2001 £M	2000 £M	2001 £M	2000 £M	2001 £M	2000 £M
Power Systems						
Scotland	**225.5**	224.0	**180.5**	190.1	**45.0**	33.9
England	**367.2**	415.3	**226.7**	293.6	**140.5**	121.7
	592.7	639.3	**407.2**	483.7	**185.5**	155.6
Generation and Supply						
Scotland	**585.0**	657.6	**–**	–	**585.0**	657.6
England & Wales	**2,495.6**	1,960.2	**–**	–	**2,495.6**	1,960.2
	3,080.6	2,617.8	**–**	–	**3,080.6**	2,617.8
Other Businesses	**387.6**	315.6	**68.1**	41.1	**319.5**	274.5
	4,060.9	3,572.7	**475.3**	524.8	**3,585.6**	3,047.9

Operating profit and net assets/(liabilities)

	Operating profit		Net assets/(liabilities)	
	2001 £M	2000 £M	2001 £M	2000 £M
Power Systems				
Scotland	**115.8**	91.3	**704.5**	653.6
England	**195.7**	234.4	**1,156.5**	1,095.1
	311.5	325.7	**1,861.0**	1,748.7
Generation and Supply				
Scotland	**60.7**	71.9	**681.2**	607.8
England & Wales	**226.6**	187.1	**909.3**	661.0
	287.3	259.0	**1,590.5**	1,268.8
Other Businesses	**51.3**	23.5	**70.1**	63.2
	650.1	608.2	**3,521.6**	3,080.7
Borrowings	**–**	–	**(1,405.8)**	(1,172.3)
Unallocated net liabilities	**–**	–	**(282.2)**	(244.7)
	650.1	608.2	**1,833.6**	1,663.7

The total operating profits relating to joint ventures of £25.4M (2000 – £17.4M) and associates of £37.5M (2000 – £40.8M) are included in generation and supply England & Wales.

Income and costs have been allocated specifically to the activity to which they relate wherever possible. However, because of the integrated nature of the Group's activities, certain costs have been apportioned or recharged between businesses. Unallocated net liabilities include corporate items such as taxation, dividends and investments.

2. *Turnover and profit analysis (continued)*

Acquisitions:

The analysis presented on page 35 includes the following amounts in respect of material operations acquired during the year within the generation and supply, England & Wales, segment:

Acquisition of British Energy Retail Markets Ltd and Swalec Gas Ltd

	£M
Turnover	**354.3**
Operating profit	**18.9**
Net (liabilities)	**(1.4)**

3. Operating profit

Operating profit is arrived at after charging/(crediting):

	2001 £M	2000 £M
Depreciation of tangible fixed assets (note 11)	**173.0**	169.8
Operating lease rentals	**7.4**	10.0
Amortisation of goodwill (note 10)	**5.9**	–
Release of deferred income in relation to customer contributions and capital grants	**(15.1)**	(15.7)
Research and development	**1.3**	0.9
Auditors' remuneration – audit services	**0.2**	0.2

Audit fees include £0.1M (2000 – £0.1M) payable in respect of the Company. Non-audit fees payable to KPMG Audit Plc and its associates amounted to £0.03M (2000 – £0.05M).

4. Staff costs and numbers

	2001 £M	2000 £M
Staff costs:		
Wages and salaries	**225.6**	217.9
Social security costs	**18.7**	18.2
Other pension costs	**2.5**	9.0
	246.8	245.1
Less charged as capital expenditure	**(43.1)**	(40.6)
	203.7	204.5

	2001 Number	2000 Number
Numbers employed at 31 March	**9,672**	8,917

The monthly average number of people employed by the Group (including Executive Directors) during the year was:

	2001 Number	2000 Number
Power Systems	**2,740**	2,905
Generation and Supply	**1,805**	1,447
Other businesses and corporate services	**4,889**	4,991
	9,434	9,343

5. Directors' remuneration and interests

Information concerning Directors' remuneration, shareholdings, options and pensions is shown in the Remuneration Report on pages 22 to 25. No Director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

6. Net interest payable

	Group		Joint ventures		Associates	
	2001 £M	2000 £M	2001 £M	2000 £M	2001 £M	2000 £M
Interest receivable:						
Interest from short-term deposits	**0.7**	1.4	**–**	–	**–**	–
Other interest receivable	**23.3**	8.4	**0.6**	0.2	**2.3**	1.2
	24.0	9.8	**0.6**	0.2	**2.3**	1.2
Interest payable and similar charges:						
Bank loans and overdrafts	**37.3**	22.6	**–**	–	**22.0**	25.5
Other loans	**47.6**	46.8	**12.4**	5.2	**2.6**	–
Other financing charges	**3.5**	3.6	**–**	–	**–**	–
Amortisation of discount (note 19)	**9.0**	–	**–**	–	**–**	–
	97.4	73.0	**12.4**	5.2	**24.6**	25.5
Interest capitalised	**(5.7)**	(6.4)	**–**	–	**–**	–
	91.7	66.6	**12.4**	5.2	**24.6**	25.5
Net interest payable	**67.7**	56.8	**11.8**	5.0	**22.3**	24.3

7. Taxation

	2001 £M	2000 £M
United Kingdom corporation tax		
Current year:		
Corporation tax at 30%	**116.5**	96.0
Deferred tax	**10.0**	15.9
Joint ventures	**4.4**	4.5
Associates	**6.9**	7.0
	137.8	123.4
Previous years:		
Corporation tax	**(17.0)**	(10.4)
	120.8	113.0

8. Dividends

	2001 £M	2000 £M
Dividends on ordinary shares		
Interim of 9.0p (2000 – 8.3p)	**77.3**	71.7
Proposed final of 21.0p (2000 – 19.2p)	**179.7**	164.3
	257.0	236.0

9. Earnings per share

	2001 Earnings £M	2000 Earnings £M	2001 Earnings pence per share	2000 Earnings pence per share
Basic	**430.0**	412.8	**50.2**	47.5
Adjusted – amortisation of goodwill (note 10)	**435.9**	412.9	**50.9**	47.5
Diluted	**430.0**	412.8	**50.0**	47.4

The weighted average number of shares used in each calculation is as follows:

	2001 Number of shares (millions)	2000 Number of shares (millions)
For basic and adjusted earnings per share	**855.9**	869.1
Effect of exercise of share options	**2.6**	2.3
For diluted earnings per share	**858.5**	871.4

10. Intangible fixed assets

Group	Goodwill on acquisition £M
Cost:	
At 1 April 2000	1.3
Additions (note 12)	228.1
At 31 March 2001	**229.4**
Amortisation:	
At 1 April 2000	0.1
Charge for the year	5.9
At 31 March 2001	**6.0**
Net book value:	
At 31 March 2001	**223.4**
At 31 March 2000	1.2

11. Tangible fixed assets

Group	Generation assets £M	Other land and buildings £M	Transmission and distribution assets £M	Vehicles and miscellaneous equipment £M	Total £M
Cost:					
At 1 April 2000	1,450.4	76.1	3,234.8	265.9	5,027.2
Transfers	10.1	(0.7)	22.0	(31.4)	–
Additions	83.2	2.7	189.4	20.0	295.3
Disposals	(1.1)	(0.6)	(4.5)	(9.9)	(16.1)
At 31 March 2001	**1,542.6**	**77.5**	**3,441.7**	**244.6**	**5,306.4**
Depreciation:					
At 1 April 2000	346.2	16.0	1,083.0	173.2	1,618.4
Transfers	4.9	(0.3)	22.2	(26.8)	–
Charge for the year	48.4	0.9	90.8	32.9	173.0
Disposals	–	(0.3)	(1.6)	(9.0)	(10.9)
At 31 March 2001	**399.5**	**16.3**	**1,194.4**	**170.3**	**1,780.5**
Net book value:					
At 31 March 2001	**1,143.1**	**61.2**	**2,247.3**	**74.3**	**3,525.9**
At 31 March 2000	1,104.2	60.1	2,151.8	92.7	3,408.8

Company	Generation assets £M	Other land and buildings £M	Transmission and distribution assets £M	Vehicles and miscellaneous equipment £M	Total £M
Cost:					
At 1 April 2000	1,022.3	45.2	1,194.3	68.7	2,330.5
Transfers	9.6	(0.8)	(3.7)	(5.1)	–
Additions	70.3	–	94.5	4.8	169.6
Disposals	(1.1)	–	(4.0)	2.3	(2.8)
At 31 March 2001	**1,101.1**	**44.4**	**1,281.1**	**70.7**	**2,497.3**
Depreciation:					
At 1 April 2000	286.3	3.3	392.4	31.3	713.3
Transfers	4.7	(0.6)	0.2	(4.3)	–
Charge for the year	35.0	0.1	38.2	13.0	86.3
Disposals	–	–	(1.4)	0.9	(0.5)
At 31 March 2001	**326.0**	**2.8**	**429.4**	**40.9**	**799.1**
Net book value:					
At 31 March 2001	**775.1**	**41.6**	**851.7**	**29.8**	**1,698.2**
At 31 March 2000	736.0	41.9	801.9	37.4	1,617.2

Land is predominantly heritable or freehold. The net book value of other land and buildings includes freehold £18.4M (2000 – £16.8M), long leasehold £0.5M (2000 – £0.6M) and short leasehold £0.6M (2000 – £0.7M). Generation assets comprise generating stations and related plant and machinery and include all hydro civil assets.

Tangible fixed assets include cumulative interest capitalised for the Group and Company of £15.9M (2000 – £10.2M).

	Group		Company	
	2001 £M	2000 £M	**2001 £M**	2000 £M
Tangible fixed assets not depreciated include:				
Freehold land	**2.3**	2.7	**–**	–
Generation assets	**187.8**	186.3	**164.5**	163.0
Transmission and distribution assets	**12.4**	13.9	**9.7**	11.1
Other land and buildings	**2.6**	5.0	**2.6**	5.0
	205.1	207.9	**176.8**	179.1
Assets in the course of construction	**38.4**	254.6	**24.2**	241.5

12. Fixed asset investments

Group	At 1 April 2000 £M	Additions £M	Repayment £M	Dividends received £M	Group share of post tax profits £M	At 31 March 2001 £M
Investment in associates	16.7	–	–	(4.5)	8.3	**20.5**
Loans to associates	30.9	–	(4.2)	–	–	**26.7**
	47.6	–	(4.2)	(4.5)	8.3	**47.2**
Investment in joint ventures	54.7	–	–	(1.6)	9.2	**62.3**
Loans to joint ventures	158.0	9.0	(10.4)	–	–	**156.6**
Other investments	0.2	–	–	–	–	**0.2**
	260.5	9.0	(14.6)	(6.1)	17.5	**266.3**

Company	At 1 April 2000 £M	Additions £M	Repayment £M	At 31 March 2001 £M
Investment in subsidiary undertakings	397.4	217.8	–	**615.2**
Loans to associates	18.3	–	(1.7)	**16.6**
Investment in joint ventures	20.0	–	–	**20.0**
	435.7	217.8	(1.7)	**651.8**

Acquisition of subsidiary undertakings

On 7 August 2000, the Company acquired 100% of the issued share capital of British Energy Retail Markets Ltd, now renamed SSE Energy Supply Ltd, and Swalec Gas Ltd for a cash consideration of £211.8M. British Energy Retail Markets Ltd had previously acquired the electricity customers and assets of South Wales Electricity plc. The goodwill arising on the purchase amounted to £226.7M.

On 9 August 2000, the Company acquired 80% of the issued share capital of Simple2 Ltd for a cash consideration of £6.0M. The goodwill arising on the purchase amounted to £1.4M.

The book values and fair values of assets and liabilities acquired were as follows:

	Book Value £M	Accounting policy alignment £M	Revaluation £M	Fair Value £M
Fixed assets				
Tangible fixed assets	9.6	(9.0)	–	0.6
Current assets				
Debtors	60.2	–	–	60.2
Cash at bank and in hand	10.8	–	–	10.8
Current liabilities				
Trade creditors	(61.7)	–	–	(61.7)
Other creditors and accruals	(22.8)	–	–	(22.8)
Taxation	5.5	–	(1.6)	3.9
Provisions				
Deferred tax	(0.2)	–	–	(0.2)
Other net assets	1.4	(9.0)	(1.6)	(9.2)
Minority interests				(1.1)
				(10.3)
Goodwill				228.1
Total consideration				217.8

The accounting policy alignment reflects the expensing of software development costs previously capitalised in the acquired companies to be consistent with Group policy. The revaluation adjustment reflects possible tax liabilities.

The fair values are considered to be provisional.

The loss after tax for British Energy Retail Markets Ltd and Swalec Gas Ltd for the pre-acquisition period (1April 2000 to 6 August 2000) was £2.6M (year ended 31 March 2000 – loss £4.8M).

12. Fixed asset investments (continued)

Details of the principal subsidiary undertakings, joint ventures and associates are as follows:

	Country of incorporation	Holding %	Principal activity
Subsidiary undertakings			
Southern Electric plc	England	100	Electricity distribution and supply
SSE Energy Supply Limited (previously British Energy Retail Markets Ltd)	Wales	100	Electricity supply
Southern Electric Gas Limited (i)	England	100	Sale of gas
Swalec Gas Limited	Wales	100	Sale of gas
Southern Electric Contracting Limited (i)	England	100	Electrical contractor
Thermal Transfer Limited (i)	England	100	Environmental engineering
MP Burke plc (iv)	England	100	Utility contractor
SSE Power Generation Limited	England	100	Generation and other investments
Keadby Power Limited	England	100	Investment holding company
SSE Seabank Investments Limited	England	100	Investment holding company
SSE Insurance Limited	Isle of Man	100	Insurance services
Southern Electric Insurance Limited (i)	Guernsey	100	Insurance services
Simple2 Limited	England	80	Financial services
Joint ventures			
Fellside Heat and Power Limited	England	50	Electricity generation
Seabank Power Limited (iii)	England	50	Electricity generation
Associates			
Scottish Electricity Settlements Limited	Scotland	50	Electricity trading systems and supply
Barking Power Limited (ii)	England	22	Electricity generation
Medway Power Limited (ii)	England	37.5	Electricity generation
Derwent Co-generation Limited (ii)	England	49.5	Electricity generation

The above companies' shares consist of ordinary shares only. All companies operate in Britain except for SSE Insurance Limited which operates in the Isle of Man and Southern Electric Insurance Limited which operates in Guernsey. Seabank Power Limited and Medway Power Limited have accounting periods ending on 31 December. All other companies of the Group have accounting periods ending on 31 March.

(i) Shares held by Southern Electric plc
(ii) Shares held by SSE Power Generation Limited
(iii) Shares held by SSE Seabank Investments Limited
(iv) Shares held by Southern Electric Contracting Limited

13. Stocks

	Group		Company	
	2001 £M	2000 £M	**2001 £M**	2000 £M
Fuel and consumables	**20.1**	29.0	**14.9**	24.0
Work in progress	**13.0**	10.9	**–**	0.9
Goods for resale	**3.1**	3.2	**3.1**	3.2
	36.2	43.1	**18.0**	28.1

14. Debtors

Amounts falling due within one year:

	Group 2001 £M	Group 2000 £M	Company 2001 £M	Company 2000 £M
Trade debtors	**364.6**	253.1	**146.9**	98.9
Amounts owed by subsidiary undertakings	**–**	–	**416.0**	495.8
Amounts owed by joint ventures and associates	**1.1**	1.2	**–**	1.6
Other debtors	**39.8**	9.1	**13.2**	2.8
Deferred tax	**–**	–	**2.4**	5.5
Prepayments and accrued income	**264.5**	166.2	**48.4**	24.5
	670.0	429.6	**626.9**	629.1
Amounts falling due after more than one year:				
Prepayments and accrued income	**2.3**	0.6	**–**	–
	672.3	430.2	**626.9**	629.1

15. Current asset investments

	Group 2001 £M	Group 2000 £M	Company 2001 £M	Company 2000 £M
Listed investments	**13.2**	8.1	**–**	–
Short-term deposits	**18.1**	38.8	**5.3**	16.8
	31.3	46.9	**5.3**	16.8

The market value of the listed investments at 31 March 2001 and 31 March 2000 is not materially different from their cost. Of these listed investments, £1.1M (2000 – £2.0M) are subject to the terms of a Trust Deed as security for payment of liabilities due under a reinsurance treaty.

16. Creditors

Amounts falling due within one year:

	Group 2001 £M	Group 2000 £M	Company 2001 £M	Company 2000 £M
Bank overdrafts	**–**	0.9	**–**	–
Other short-term loans	**600.7**	365.5	**450.8**	365.5
Payments received in advance	**16.7**	10.2	**–**	–
Trade creditors	**487.8**	345.6	**222.6**	142.0
Amounts owed to subsidiary undertakings	**–**	–	**118.2**	145.7
Amounts owed to joint ventures and associates	**15.1**	14.4	**14.1**	13.4
Corporation tax	**112.8**	98.8	**39.8**	31.0
Taxation and social security	**13.0**	10.3	**1.8**	0.4
Other creditors	**49.3**	37.7	**36.1**	12.4
Accruals and other deferred income	**146.6**	144.6	**62.6**	91.6
Proposed dividends	**179.7**	164.3	**179.7**	164.3
	1,621.7	1,192.3	**1,125.7**	966.3

17. Creditors

Amounts falling due after more than one year:

	Group 2001 £M	Group 2000 £M	Company 2001 £M	Company 2000 £M
Loans	**801.6**	805.9	**618.4**	495.4
Deferred income	**332.8**	332.5	**125.5**	117.6
Amounts owed to subsidiary undertakings	**–**	–	**–**	29.2
	1,134.4	1,138.4	**743.9**	642.2

18. Deferred taxation

Deferred taxation provided in the Accounts:

Group	1 April 2000 £M	Profit and loss account £M	31 March 2001
Accelerated capital allowances	44.5	12.6	**57.1**
Other timing differences	(4.5)	(2.6)	**(7.1)**
	40.0	10.0	**50.0**

Deferred taxation not provided in the Accounts:

	Group		Company	
	2001 £M	2000 £M	2001 £M	2000 £M
Accelerated capital allowances	**626.8**	588.5	**279.7**	254.2
Other timing differences	**(30.7)**	(26.8)	**(17.5)**	(11.6)
	596.1	561.7	**262.2**	242.6

19. Provisions for liabilities and charges

Group	Restructure £M	Pension £M	Onerous energy contracts £M	Other £M	Total £M
At 1 April 2000	56.7	3.7	96.3	10.2	166.9
Profit and loss account (note 6)	–	0.7	9.0	5.1	14.8
Utilised during the year	(12.4)	–	(19.6)	(5.8)	(37.8)
Transfer (to) accruals	(0.9)	–	–	–	(0.9)
At 31 March 2001	**43.4**	**4.4**	**85.7**	**9.5**	**143.0**

Company	Restructure £M	Pension £M	Onerous energy contracts £M	Other £M	Total £M
At 1 April 2000	36.0	1.2	96.3	3.9	137.4
Profit and loss account	–	0.7	9.0	3.5	13.2
Utilised during the year	(11.1)	–	(19.6)	(0.7)	(31.4)
Transfer (to) accruals	(0.9)	–	–	–	(0.9)
At 31 March 2001	**24.0**	**1.9**	**85.7**	**6.7**	**118.3**

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of out of money purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets.

20. Share capital

Company	Number (millions)	£M
Equity: Ordinary shares of 50p each:		
Authorised:		
At 31 March 2001 and 1 April 2000	**1,200.0**	**600.0**
Allotted, called up and fully paid:		
At 1 April 2000	857.5	428.8
Repurchase of shares for cancellation (ii)	(2.2)	(1.1)
Issue of shares (iii)	3.2	1.6
At 31 March 2001	**858.5**	**429.3**

(i) There is one authorised and allotted non-equity special rights non voting redeemable £1 preference share. This special share is redeemable, at par, at any time at the option of the Secretary of State for Scotland after consulting the Company. This share, which may only be held by the Secretary of State for Scotland or another person acting on behalf of HM Government, confers the right to attend and speak at any general meeting but has no voting rights or rights to participate in the profits or capital of the Company except on a winding-up of the Company. Certain matters are effective only with the written consent of the special shareholder: in particular, there are limitations which prevent a person from owning or having an interest in 15% or more of the ordinary shares in the Company.

(ii) The repurchased and subsequently cancelled ordinary shares represent 0.3% of the issued share capital. The total cost of the repurchase, including expenses, was £11.3M which has been charged against the profit and loss account reserve.

(iii) The Company issued 3,178,711 shares during the year under the Savings-related Share Option Schemes and the Discretionary Share Option Schemes for a consideration of £16.2M and 1,348,525 were funded by contributions to the QUEST.

(iv) The QUEST was established under a Trust Deed on 30 June 1997 to acquire shares in the Company for the benefit of employees and Directors of the Company and its subsidiaries. The total number of shares held by the QUEST at 31 March 2001 was 2,560,975 which had a market value of £15.9M. These shares will be allocated to employees and Directors in satisfaction of their options under the Savings-related Share Option Schemes.

The shares held by the QUEST at 31 March 2001 have been included in the Group balance sheet at nil value reflecting their cost to the Group. Dividends are waived on the shares held by the QUEST.

21. Reserves

Group	Share premium account £M	Capital redemption reserve £M	Profit and loss account £M
At 1 April 2000	33.7	9.8	1,191.4
Premium on issue of shares	6.6	–	–
Repurchase of shares for cancellation (note 20)	–	1.1	(11.3)
Premium on issue of shares to QUEST	8.0	–	–
Contribution to QUEST	–	–	(8.7)
Retained profit for the year	–	–	173.0
At 31 March 2001	**48.3**	**10.9**	**1,344.4**

The cumulative amount of goodwill previously written-off to reserves is £139.1M (note 1).

21. Reserves (continued)

Company	Share premium account £M	Capital redemption reserve £M	Profit and loss account £M
At 1 April 2000	33.7	9.8	514.0
Premium on issue of shares	6.6	–	–
Repurchase of shares for cancellation (note 20)	–	1.1	(11.3)
Premium on issue of shares to QUEST	8.0	–	–
Contribution to QUEST	–	–	(8.7)
Retained profit for the year	–	–	34.1
At 31 March 2001	**48.3**	**10.9**	**528.1**

The profit for the year attributable to shareholders dealt with in the Accounts of the Company was £291.1M (2000 – £329.2M). As allowed by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

22. Minority interests

	Equity £M
At 1 April 2000	–
Acquisition of subsidiary undertaking	1.1
(Loss) on ordinary activities after taxation	(0.4)
At 31 March 2001	**0.7**

23. Pensions

Scottish and Southern Energy plc has two funded Final Salary Pension Schemes which provide defined benefits, based on final pensionable pay. The Senior Executive Scheme of Scottish Hydro-Electric has now been merged with the main scheme for permanent employees in Scottish Hydro-Electric. The Group has also introduced a personal pension scheme which is a money purchase scheme with the Group matching the members' contributions up to a maximum of 6% of salary. The Scheme is managed by Legal and General and administered by Simple2 Ltd.

The valuation of the Final Salary Schemes for accounting purposes represents a 'best estimate' as required by SSAP24. The assumptions used for accounting purposes which have the most significant effect on the result are as follows:

	Scottish Hydro-Electric Main company pension scheme final salary 1/60 accrued	Southern Electric Main company pension scheme final salary 1/80 accrued
Assumptions:		
Investment return	6.00%	8.75%
Dividend growth	3.00%	5.25%
Salary increases	4.50%	6.00%
Pension increases	2.50%	4.50%
Market value of assets	£794.1M	£976.0M
Surplus to cover accrued benefits to members	26.0%	18.0%
Actuarial method used	Projected unit	Attained age
Date of last actuarial valuation	31 March 2000	31 March 1998

The Company pension contribution for the Scottish Hydro-Electric Scheme has been suspended since 1 April 1996. The Trustees have agreed that the Company will make no further contributions for three years from the date of the last actuarial valuation. The Company pension contribution for the Southern Electric scheme has been suspended since 1 April 2000. The net pension cost in respect of the above schemes was £nil (2000 – £4.1M).

The total contribution payable by the Group to all the pension schemes during the year was £2.8M (2000 – £9.2M).

24. Share options

Shares subject to option under the various schemes are as follows:

	Date of grant	Number 31 March 2001	Price pence	Date from which exerciseable	Expiry date
Discretionary					
Share Option Scheme	June 1994	**9,000**	**348**	June 1997	June 2004
	January 1995	**12,000**	**392**	January 1998	January 2005
	July 1995	**65,000**	**327**	July 1998	July 2005
	October 1996	**155,000**	**282**	October 1999	October 2006
	December 1996	**425,300**	**315**	December 1999	December 2006
	June 1997	**170,168**	**406**	June 2000	June 2007
	June 1998	**366,773**	**547**	June 2001	June 2008
	July 1998	**1,456,300**	**547**	July 2001	July 2008
Savings-related					
Share Option Scheme	July 1996	**816,233**	**243**	September 2001	February 2002
	July 1997	**747,450**	**327**	October 2002	March 2003
	July 1998	**139,851**	**438**	September 2001	February 2002
	July 1998	**425,953**	**438**	September 2003	February 2004
	July 1998	**892,694**	**466**	September 2001	February 2002
	July 1999	**534,998**	**532**	September 2002	February 2003
	July 1999	**1,204,830**	**532**	September 2004	February 2005
	July 2000	**1,136,756**	**458**	October 2003	March 2004
	July 2000	**2,388,119**	**458**	October 2005	March 2006

25. Related party transactions

The following transactions took place during the year with entities which were joint ventures and associates:

	Joint ventures 2001 £M	Joint ventures 2000 £M	**Associates 2001 £M**	Associates 2000 £M
Net purchase of electricity	**162.0**	56.5	**199.8**	220.6
Interest received on loans	**14.2**	4.6	**2.6**	2.8

The aggregate loans to joint ventures and associates are shown in note 12.

26. Derivatives and financial instruments

Pages 15 to 16 of the operating and financial review provide an explanation of the role that financial instruments had during the period in managing the risks the Group faces in its activities. This summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and liabilities as defined in FRS 13 'Derivatives and Other Financial Instruments: Disclosures'. Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

The Group has fixed interest investments of £31.3M (2000 – £46.9M) which are part of the financing activities of the Group. After taking into account interest rate swaps and currency swaps, the interest rate profile of the Group's total borrowings was as follows:

	Borrowings			Fixed rate borrowings	
	Total £M	Floating rate £M	Fixed rate £M	Weighted average interest rate %	Weighted average period for which rate is fixed Years
31 March 2001	**1,402.3**	**401.4**	**1,000.9**	**7.02**	**11.85**
31 March 2000	1,172.3	411.3	761.0	7.47	10.85

The floating rate borrowings mainly comprise commercial paper bearing interest rates less than LIBOR at the date of issue, cash advances from the European Investment Bank and medium term notes issued through the Group's Euro Medium-Term Note Programme.

26. Derivatives and financial instruments (continued)

Maturity of borrowings

	2001 £M	2000 £M
Within one year	**600.7**	366.4
Between two and five years		
10.25% Eurobond repayable on 27 March 2002	**–**	149.7
Over five years		
7.875% Eurobond repayable on 26 March 2007	**149.4**	149.2
US$100M repayable on 1 May 2007	**61.4**	61.4
6.83% European Investment Bank repayable on 15 September 2007	**25.0**	25.0
Floating rate European Investment Bank repayable on 15 December 2011	**100.0**	100.0
7.32% European Investment Bank repayable on 15 March 2012*	**23.6**	25.0
6.44% European Investment Bank repayable on 15 September 2012*	**23.1**	24.4
6.29% European Investment Bank repayable on 24 September 2012	**75.0**	–
5.66% European Investment Bank repayable on 20 December 2012	**25.0**	–
5.69% European Investment Bank repayable on 15 September 2013*	**25.0**	25.0
5.875% Eurobond repayable on 26 September 2022	**294.1**	246.2
	1,402.3	1,172.3

*Amortising

The US$100M loan has been swapped into Sterling with £60.0M being fixed at an effective rate of 7.81%. The floating rate European Investment Bank advance is reset quarterly at a rate normally less than three month LIBOR.

Borrowing facilities

The Group has established US$1bn and £200M Euro commercial paper programmes. Paper is issued in a range of currencies and swapped into Sterling.

The Group has £880.0M of committed credit facilities in place; £180.0M maturing in 2001, £600.0M maturing in 2002 and £100.0M maturing in 2004. These provide a back-up facility to the commercial paper programmes and at 31 March 2001 there was no draw-down of these facilities.

Contracts for differences

Up to 27 March 2001, when the New Electricity Trading Arrangements (NETA) commenced, the Group used contracts for differences to reduce its exposure to Pool price movements. From 27 March 2001, under NETA, the electricity trading market is based on contracts for physical delivery of electricity.

Fair values

Set out below is a comparison of book values and fair values of the Group's other financial assets and liabilities:

	2001		2000	
	Book value £M	Fair value £M	Book value £M	Fair value £M
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings	**600.7**	**598.5**	365.5	365.4
Long-term borrowings	**801.6**	**839.0**	805.9	809.0
Short-term deposits	**18.1**	**18.1**	38.8	38.8
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and options	**–**	**(32.3)**	–	(17.6)
Cross currency swaps	**–**	**5.9**	–	(0.7)
Foreign exchange swaps and forward contracts	**–**	**7.0**	–	(2.2)
Oil price contracts	**(0.3)**	**12.4**	–	6.0

Market values have been used to determine the fair values of the interest rate swaps and options, foreign currency contracts, oil price contracts and Sterling denominated long-term fixed rate debt. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

27. Capital and lease commitments

	Group		Company	
	2001 £M	2000 £M	2001 £M	2000 £M
Capital expenditure:				
Contracted for but not provided	**42.1**	94.3	**40.1**	57.0

Leases:

The payments under operating leases which are due to be made in the next year, analysed over the periods when the leases expire, are:

	Group Properties		Company Properties		Group and Company Other assets	
	2001 £M	2000 £M	2001 £M	2000 £M	2001 £M	2001 £M
Within one year	**1.4**	0.1	**–**	0.1	**0.7**	3.3
Between two and five years	**0.2**	0.2	**–**	–	**2.0**	2.6
After five years	**2.6**	2.2	**1.5**	1.5	**–**	–
	4.2	2.5	**1.5**	1.6	**2.7**	5.9

28. Contingent liabilities

Southern Electric plc has provided guarantees on behalf of subsidiary and associated undertakings as follows:

	2001 £M	2000 £M
Bank borrowing	**4.4**	4.4
Performance of contracts	**45.5**	36.2
Purchase of gas	**19.7**	16.4

In addition Southern Electric plc has provided unlimited guarantees on behalf of subsidiary undertakings in relation to eight contracts in respect of performance of work and any liabilities arising.

29. Regulatory accounts

The Group publishes Regulatory Accounts for Scottish Hydro-Electric and Southern Electric. Copies are available on application to the Company Secretary, Inveralmond House, 200 Dunkeld Road, Perth PH1 3AQ.

Financial Calendar

Annual General Meeting	26 July 2001
Ex dividend date	5 September 2001
Record date	7 September 2001
Final dividend payable	28 September 2001

The Group's half year results will be published in The Independent and Business am, and will detail the ex dividend and record dates for the interim dividend payable in March 2002. The half year results are not distributed to individual shareholders.

Shareholder Enquiries

For further information about your shareholdings please contact:

Computershare Services PLC
PO Box 435
Owen House
8 Bankhead Crossway North
Edinburgh
EH11 4BR

Telephone: 0870 702 0125
E-mail: web.queries@computershare.co.uk
Internet: www.computershare.com

General Enquiries

For further information about Scottish and Southern Energy please contact:

Scottish and Southern Energy plc
Corporate Communications
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: 01738 456000
Facsimile: 01738 457005
E-mail: info@scottish-southern.co.uk
Internet: www.scottish-southern.co.uk

Registered in Scotland No. 117119

Designed and produced by Tayburn Corporate, Edinburgh and Newcastle

Scottish and Southern Energy plc

